       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON June 6, 1997
                                            Registration Nos. 33-_____, 811-5626
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM N-4

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                           Pre-Effective Amendment No.___
                         Post-Effective Amendment No.___
                                     and/or

                          REGISTRATION STATEMENT UNDER
                       THE INVESTMENT COMPANY ACT OF 1940
                                Amendment No. 47

                               SEPARATE ACCOUNT B
                           (EXACT NAME OF REGISTRANT)

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

                              1001 Jefferson Street
                              Wilmington, DE  19801
                                  302-576-3400
         (ADDRESS AND TELEPHONE NUMBER OF DEPOSITOR'S PRINCIPAL OFFICES)

Marilyn Talman, Esq.                        COPY TO:
Golden American Life Insurance Company      Susan S. Krawczyk, Esq.
1001 Jefferson Street, Suite 400            Sutherland, Asbill & Brennan, L.L.P.
Wilmington, DE  19801                       1275 Pennsylvania Avenue, N.W.
(NAME AND ADDRESS OF AGENT FOR SERVICE      Washington, D.C. 20004-2404
  OF PROCESS)

        Approximate date of commencement of proposed sale to the public:
   A soon as practical after the effective date of the Registration Statement

                       DECLARATION PURSUANT TO RULE 24f-2
Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the
Registrant hereby elects to register an indefinite amount of securities being offered.
--------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    CROSS REFERENCE SHEET
                   Pursuant to Rule 495(a)

PART A

N-4 Item                                Prospectus Heading

1.  Cover Page                          Cover Page

2.  Definitions                         Definition of Terms

3.  Synopsis                            Summary of the Contracts

4.  Condensed Financial Information     Condensed Financial Information

5.  General Description of              Facts About the Company
    Registrant, Depositor,                    and the Accounts
    and Portfolio Companies

6.  Deductions and Expenses             Charges and Fees

7.  General Description of Variable     Facts About the Contracts
    Annuity Contracts

8.  Annuity Period                      Choosing an Income Plan

9.  Death Benefit                       Facts About the Contracts

10. Purchases and Contract Value        Facts About the Contracts,
                                           Charges and Fees

11. Redemptions                         Facts About the Contracts

12. Taxes                               Federal Tax Considerations
                                        Additional Considerations

13. Legal Proceedings                   Regulatory Information

14. Table of Contents of the            Statement of Additional Information
    Statement of Additional
    Information

PART B

                                        Statement of Additional
N-4 Item                                Information Heading


15. Cover Page                          Cover Page

16. Table of Contents                   Table of Contents

17. General Information and             Description of Golden American
     History                            Life Insurance Company

18. Services                            Safekeeping of Assets,
                                        Independent Auditors

19. Purchase of Securities              Distribution of Contracts
    Being Offered

20. Underwriters                        Distribution of Contracts

21. Calculation of Performance          Performance Information
    Data
22. Annuity Payments                    Part A

23. Financial Statements                Part B, Financial Statements of
                                             Separate Account B,
                                        Financial Statements of The Managed
                                             Global Account of Separate
                                             Account D,
                                        Part A, Financial Statements of
                                             Golden American Life
                                             Insurance Company


PART C

Items required in Part C are located therein.

                                   PART A

GOLDEN AMERICAN LIFE INSURANCE COMPANY
GOLDEN AMERICAN LIFE INSURANCE COMPANY IS A STOCK COMPANY DOMICILED IN WILMINGTON, DELAWARE

                  DEFERRED COMBINATION VARIABLE AND
                      FIXED ANNUITY PROSPECTUS
                       GOLDENSELECT DVA CLEAR
_______________________________________________________________________

This prospectus describes group and individual deferred variable annuity Contracts (the "Contract") offered by Golden American Life Insurance Company ("Golden American" "we" "our" or "us"). The Owner ("you" or "your") purchases the Contract with an Initial Premium and is permitted to make additional premium payments.

The Contract is funded by two accounts, Separate Account B ("Account B") and the Fixed Account (collectively, the "Accounts").

Twenty Divisions of Account B are currently available under the Contract. The investments available through the Divisions of Account B include mutual fund portfolios (the "Series") of The GCG Trust (the "GCG Trust") and the Equi-Select Series Trust (the "ESS Trust"). The investments available through the Fixed Account include various Fixed Allocations which we credit with fixed rates of interest for the Guarantee Periods you select. We currently offer Guarantee Periods with durations of 1, 3, 5, 7 and 10 years. We reserve the right at any time to increase or decrease the number of Guarantee Periods offered. Not all Guarantee Periods may be available.

This prospectus describes the Contract and provides background information regarding Account B and the Fixed Account. The prospectuses for the GCG Trust and the ESS Trust (individually, "a Trust," and collectively, "the Trusts"), which must accompany this prospectus, provide information regarding investment activities and policies of the Trusts.

You may allocate your premiums among the twenty Divisions and the Fixed Allocations available under the Contract in any way you choose, subject to certain restrictions. You may change the allocation of your Accumulation Value during a Contract Year free of charge. We reserve the right, however, to assess a charge for each allocation change after the twelfth allocation change in a Contract Year.

Your Accumulation Value in Account B will vary in accordance with the investment performance of the Divisions selected by you. Therefore, you bear the entire investment risk for all amounts allocated to Account B. You also bear investment risk with respect to surrenders, partial withdrawals, transfers and annuitization from a Fixed Allocation prior to the end of the applicable Guarantee Period. Such surrender, partial withdrawal, transfer or annuitization may be subject to a Market Value Adjustment, which could have the effect of either increasing or decreasing your Accumulation Value.

We will pay a death benefit to the Beneficiary if the Owner dies prior to the Annuity Commencement Date or the Annuitant dies prior to the Annuity Commencement Date when the Owner is other than an individual.

This prospectus describes your principal rights and limitations and sets forth the information concerning the Accounts that investors should know before investing. A Statement of Additional Information, dated [____________ __], 1997, about Account B has been filed with the Securities and Exchange Commission ("SEC") and is available without charge upon request. To obtain a copy of this document call or write our Customer Service Center. The Table of Contents of the Statement of Additional Information may be found on the last page of this prospectus. The Statement of Additional Information is incorporated herein by reference.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CONTRACTS AND UNDERLYING SERIES SHARES WHICH FUND THE CONTRACTS ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO MARKET FLUCTUATION, REINVESTMENT RISK AND POSSIBLE LOSS OF PRINCIPAL INVESTED.

PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE. IT IS NOT VALID UNLESS ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE GCG TRUST AND THE ESS TRUST.

THE FIXED ACCOUNT AND ENHANCED DEATH BENEFITS MAY NOT BE AVAILABLE IN ALL STATES. YOU MAY CONTACT OUR CUSTOMER SERVICE CENTER TO FIND OUT ABOUT STATE AVAILABILITY.

ISSUED BY:               DISTRIBUTED BY:          ADMINISTERED AT:
Golden American Life     Directed Services, Inc.  Customer Service Center
Insurance Company        Wilmington, Delaware     Mailing Address:
                         19801                    P.O. Box 8794
                                                  Wilmington, Delaware
                                                       19899-8794
                                                  1-800-366-0066

            PROSPECTUS DATED: [_____________  ___], 1997

_______________________________________________________________________
TABLE OF CONTENTS

                                                                             Page
Definition of Terms
Summary of the Contract
Fee Table
Condensed Financial and Other Information
       Index of Investment Experience Financial Statements
Performance Related Information Introduction
Facts About the Company and the Accounts
       Golden American
       The GCG Trust and the ESS Trust
       Separate Account B
       Account B Divisions
       Changes Within Account B
       The Fixed Account
       Facts About the Contract
       The Owner
       The Annuitant
       The Beneficiary
       Change of Owner or Beneficiary
       Availability of the Contract
       Types of Contracts
       Your Right to Select or Change Contract Options
       Premiums
       Making Additional Premium Payments
       Crediting Premium Payments
       Restrictions on Allocation of Premium Payments
       Your Right to Reallocate
       Dollar Cost Averaging
       What Happens if a Division is Not Available
       Your Accumulation Value
       Accumulation Value in Each Division
       Measurement of Investment Experience
       Cash Surrender Value
       Surrendering to Receive the Cash Surrender Value
       Partial Withdrawals
       Automatic Rebalancing
       Proceeds Payable to the Beneficiary
       Death Benefit Options
       Reports to Owners
       When We Make Payments
Charges and Fees
       Charge Deduction Division
       Charges Deducted from the Accumulation Value
       Charges Deducted from the Divisions
       Trust Expenses

                                                                             Page
Choosing Your Annuitization Options
       Annuitization of Your Contract
       Annuity Commencement Date
       Selection Frequency
       Selection
       The Annuitization Options
       Payment When Named Person Dies
Other Contract Provisions
       In Case of Errors in Application Information
       Contract Changes
       Applicable Tax Law
       Your Right to Cancel or Exchange Your Contract
       Other Contract Changes
       Group or Sponsored Arrangements
       Selling the Contract
Regulatory Information
       Voting Rights
       State Regulation
       Legal Proceedings
       Legal Matters
       Experts
More Information About Golden American Life Insurance Company
       Selected Financial Data
       Management's Discussion and Analysis of Financial Condition
            and Results of Operations
       Directors and Executive Officers
       Compensation Tables and Other Information
Federal Tax Considerations
       Introduction
       Tax Status of Golden American
       Taxation on Non-qualified Annuities
       IRA Contracts and Other Qualified Retirement Plans
       Federal Income Tax Withholding
Audited Financial Statements of Golden American Life Insurance
       Company
Statement of Additional Information
       Table of Contents
Appendix A                                                                    A1
       Market Value Adjustment Examples

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS
AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS
OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

_______________________________________________________________________
DEFINITION OF TERMS

ACCOUNTS -- Separate Account B and the Fixed Account.

ACCUMULATION VALUE -- The total amount invested under the Contract. Initially, this amount is equal to the premium paid. Thereafter, the Accumulation Value will reflect the premiums paid, investment experience of the Divisions and interest credited to your Fixed
Allocations, charges deducted and any partial withdrawals.

ANNUAL RATCHET ENHANCED DEATH BENEFIT OPTION -- An enhanced death benefit option that may be elected only at issue and only if the Owner or Annuitant (when the Owner is other than an individual) is age 79 or younger. The enhanced death benefit provided by this option is the highest Accumulation Value on any Contract Anniversary on or prior to the Owner turning age 80, as adjusted for additional premiums and partial withdrawals.

ANNUITANT -- The person designated by the Owner to be the measuring life in determining Annuity Payments.

ANNUITY COMMENCEMENT DATE -- The date on which Annuity Payments begin.

ANNUITY OPTIONS -- Options the Owner selects that determine the form and amount of Annuity Payments. Annuity Payment The periodic payment an Owner receives. It may be either a fixed or a variable amount based on the Annuity Option chosen.

ATTAINED AGE -- The Issue Age of the Owner or Annuitant plus the number of full years elapsed since the Contract Date.

BENEFICIARY -- The person designated to receive benefits in the case of the death of the Owner or the Annuitant (when the Owner is other than an individual).

BUSINESS DAY -- Any day the New York Stock Exchange ("NYSE") is open for trading, exclusive of Federal holidays, or any day on which the SEC requires that mutual funds, unit investment trusts or other investment portfolios be valued.

CASH SURRENDER VALUE -- The amount the Owner receives upon surrender of the Contract, including any Market Value Adjustment.

CHARGE DEDUCTION DIVISION -- The Division from which all charges are deducted if so designated by you. The Charge Deduction Division currently is the Liquid Asset Division.

CONTINGENT ANNUITANT -- The person designated by the Owner who, upon the Annuitant's death prior to the Annuity Commencement Date, becomes the Annuitant.

CONTRACT -- The entire Contract consisting of the basic Contract and any riders or endorsements.

CONTRACT ANNIVERSARY -- The anniversary of the Contract Date.

CONTRACT DATE -- The date on which we have received the Initial
Premium and upon which we begin determining the Contract values. It may or may not be the same as the Issue Date. This date is used to determine Contract months, processing dates, years and anniversaries.

CONTRACT PROCESSING DATES -- The days when we deduct certain charges from the Accumulation Value. If the Contract Processing Date is not a Valuation Date, it will be on the next succeeding Valuation Date. The Contract Processing Dates will be once each year on the Contract Anniversary.

CONTRACT PROCESSING PERIOD -- The first Contract processing period begins with the Contract Date and ends at the close of business on the first Contract Processing Date. All subsequent Contract processing periods begin at the close of business on the most recent Contract Processing Date and extend to the close of business on the next Contract Processing Date. There is one Contract processing period each year.

CONTRACT YEAR -- The period between Contract anniversaries.

CUSTOMER SERVICE CENTER -- Where service is provided to you. The mailing address and telephone number of the Customer Service Center are shown on the cover.

DIVISIONS -- The investment options available under Account B.

ENDORSEMENTS -- An endorsement changes or adds provisions to the Contract.

EXCHANGE CONTRACTS -- Contracts issued by insurance companies not affiliated with Golden American.

EXPERIENCE FACTOR -- The factor which reflects the investment experience of the portfolio in which a Division invests and also reflects the charges assessed against the Division for a Valuation Period.

FIXED ACCOUNT -- An Account which contains all of our assets that support Owner Fixed Allocations and any interest credited thereto.

FIXED ALLOCATION -- An amount allocated to the Fixed Account that is credited with a Guaranteed Interest Rate for a specified Guarantee Period.

FREE LOOK PERIOD -- The period of time within which the Owner may examine the Contract and return it for a refund.

GUARANTEED INTEREST RATE -- The effective annual interest rate which we will credit for a specified Guarantee Period. The Guaranteed
Interest Rate will never be less than 3%.

GUARANTEE PERIOD -- The period of time for which a rate of interest is guaranteed to be credited to a Fixed Allocation. We currently offer Guarantee Periods with durations of 1, 3, 5, 7 and 10 years.

INDEX OF INVESTMENT EXPERIENCE -- The index that measures the performance of a Division.

INITIAL PREMIUM -- The payment required to put a Contract into effect.

ISSUE AGE -- The Owner's or Annuitant's age on his or her last birthday on or before the Contract Date.

ISSUE DATE -- The date the Contract is issued at our Customer
Service Center.

MARKET VALUE ADJUSTMENT -- A positive or negative adjustment made to a Fixed Allocation. It may apply to certain withdrawals and transfers, whether in whole or in part, and annuitizations of all or part of a Fixed Allocation prior to the end of a Guarantee Period.

MATURITY DATE -- The date on which a Guarantee Period matures.

OWNER -- The person who owns the Contract and is entitled to exercise all rights under the Contract. This person's death also initiates payment of the death benefit.

RIDER -- A rider amends the Contract, in certain instances adding benefits.

7% SOLUTION ENHANCED DEATH BENEFIT OPTION -- An enhanced death benefit option that may be elected only at issue and only if the Owner or Annuitant (when the Owner is other than an individual) is age 75 or younger. The enhanced death benefit provided by this option is equal to an annual rate of return of 7% on all assets, except those invested in the Liquid Asset Division, Limited Maturity Bond Division, and the Fixed Account, as adjusted for additional premiums and partial withdrawals. Each accumulated initial or additional premium payment reduced by any partial withdrawals taken will continue to grow at 7% until it reaches the maximum enhanced death benefit.

SPECIALLY DESIGNATED DIVISION -- The Division to which distributions from a portfolio underlying a Division in which reinvestment is not available will be allocated unless you specify otherwise. The
Specially Designated Division currently is the Liquid Asset
Division.

STANDARD DEATH BENEFIT OPTION -- The death benefit option that you will receive under the Contact unless one of the enhanced death benefit options is elected. The death benefit provided by this option is equal to the greatest of (i) Accumulation Value; (ii) total premium payments less any partial withdrawals; and (iii) Cash Surrender Value.

VALUATION DATE -- The day at the end of a Valuation Period when each Division is valued.

VALUATION PERIOD -- Each business day together with any non-business days before it.

_______________________________________________________________________
SUMMARY OF THE CONTRACT

This prospectus has been designed to provide you with information regarding the Contract and the Accounts which fund the Contract.
Information concerning the Series underlying the Divisions of Account B is set forth in the Trusts' prospectuses.

This summary is intended to provide only a very brief overview of the more significant aspects of the Contract. Further detail is provided in this prospectus and in the Contract. The Contract, together with any riders or endorsements, constitutes the entire agreement between you and us and should be retained.

This prospectus has been designed to provide you with the necessary information to make a decision on purchasing the Contract. You have a choice of investments. We do not promise that your Accumulation Value will increase. Depending on the investment experience of the Divisions and interest credited to the Fixed Allocations in which you are invested, your Accumulation Value, Cash Surrender Value and death benefit may increase or decrease on any day. You bear the investment risk.

DESCRIPTION OF THE CONTRACT
The Contract is designed to establish retirement benefits for two types of purchasers. The first type of purchaser is one who is eligible to participate in, and purchases a Contract for use with, an individual retirement annuity ("IRA") meeting the requirements of section 408(b) of the Internal Revenue Code of 1986 ("qualified plan"). For a Contract funding a qualified plan, distributions may be made to you to satisfy requirements imposed by Federal tax law. The second type of purchaser is one who purchases a Contract outside of a qualified plan ("non-qualified plan").

The Contract also offers a choice of Annuity Options to which you may apply all or a portion of the Accumulation Value on the Annuity Commencement Date or the Cash Surrender Value upon surrender of the Contract. See Choosing Your Annuity Options.

AVAILABILITY
We can issue a Contract if both the Annuitant and the Owner are not older than age 85 and accept additional premium payments until either the Annuitant or Owner reaches the Attained Age of 85 for non-qualified plans (age 70 for qualified plans, except for rollover contributions). The minimum Initial Premium is $10,000 for a non-qualified plan and $1,500 for a qualified plan. We may change the minimum initial or additional premium requirements for certain group or sponsored arrangements. See Other Contract Provisions, Group or Sponsored Arrangements.

The minimum additional premium payment we will accept is $500 for a non-qualified plan and $250 for a qualified plan. You must receive our prior approval before making a premium payment that causes the Accumulation Value of all annuities that you maintain with us to exceed $1,000,000.

THE DIVISIONS
Each of the twenty Divisions of Account B offered under this prospectus invests in a mutual fund portfolio with its own distinct investment objectives and policies. Each Division of Account B invests in a corresponding Series of the GCG Trust, managed by Directed Services, Inc. ("DSI"), or a corresponding Series of the ESS Trust, managed by Equitable Investment Services, Inc. ("EISI," and together with DSI, the "Managers"). The Trusts and the Managers have retained several portfolio managers to manage the assets of each Series. See Facts About the Company and the Accounts, Account B Divisions.

HOW THE ACCUMULATION VALUE VARIES
The Accumulation Value in the Divisions varies each day based on investment results. You bear the risk of poor investment performance and you receive the benefits from favorable investment performance. The Accumulation Value also reflects premium payments, charges deducted and partial withdrawals. See Facts About the Contract, Accumulation Value in Each Division.

THE FIXED ACCOUNT
The investments available through the Fixed Account include various Fixed Allocations which we credit with fixed rates of interest for the Guarantee Periods you select. We reset the interest rates for new Guarantee Periods periodically based on our sole discretion. We may offer Guarantee Periods from one to ten years. We currently offer Guarantee Periods with durations of 1, 3, 5, 7 and 10 years.

You bear investment risk with respect to surrenders, partial withdrawals, transfers and annuitization from your Fixed Allocations. A surrender, partial withdrawal, transfer or annuitization made prior to the end of a Guarantee Period may be subject to a Market Value Adjustment, which could have the effect of either increasing or decreasing your Accumulation Value. We will not apply a Market Value Adjustment on a surrender, partial withdrawal, transfer or annuitization made within 30 days prior to the Maturity Date of the applicable Guarantee Period or certain transfers made in connection with the dollar cost averaging program. Systematic withdrawals from a Fixed Allocation also are not subject to a Market Value Adjustment.

MARKET VALUE ADJUSTMENT
We will apply a Market Value Adjustment, subject to certain exceptions, to a surrender, partial withdrawal, transfer or annuitization from a Fixed Allocation made prior to the end of a Guarantee Period. The Market Value Adjustment does not apply to amounts invested in Account B.

SURRENDERING YOUR CONTRACT
You may surrender the Contract and receive its Cash Surrender Value at any time while both the Annuitant and Owner are living and before the Annuity Commencement Date. See Facts About the Contract, Cash Surrender Value and Surrendering to Receive the Cash Surrender Value.

TAKING PARTIAL WITHDRAWALS
After the Free Look Period, prior to the Annuity Commencement Date and while the Contract is in effect, you may take partial withdrawals from the Accumulation Value of your Contract. You may elect in advance to take systematic partial withdrawals on a monthly, quarterly, or annual basis. If you have an IRA Contract, you may elect IRA partial withdrawals on a monthly, quarterly or annual basis.

Partial withdrawals are subject to certain restrictions as defined in this prospectus, including a Market Value Adjustment. See Facts About the Contract, Partial Withdrawals.

DOLLAR COST AVERAGING
Under this program, you may choose to have a specified dollar amount transferred from either the Limited Maturity Bond Division, Liquid Asset Division or a Fixed Allocation with a one year Guarantee Period to the other Divisions of Account B on a monthly basis with the objective of shielding your investment from short-term price fluctuations. See Facts About the Contract, Dollar Cost Averaging.

YOUR RIGHT TO CANCEL THE CONTRACT
You may cancel your Contract within the Free Look Period which is a ten day period of time beginning once you receive the Contract. For purposes of administering our allocation and certain other administrative rules, we deem this period to end 15 days after the Contract is mailed from our Customer Service Center. Some states may require that we provide a longer free look period. In some states we restrict the Initial Premium allocation during the Free Look Period. See Other Contract Provisions, Your Right to Cancel or Exchange Your Contract.

YOUR RIGHT TO CHANGE THE CONTRACT
The Contract may be changed to another annuity plan subject to our rules at the time of the change. See Other Contract Provisions, Other Contract Changes.

DEATH BENEFIT OPTIONS
The Contract provides a death benefit to the beneficiary if the Owner dies prior to the Annuity Commencement Date. Subject to our rules, there are three death benefit options that may be available to you under the Contract: the Standard Death Benefit Option; the 7% Solution Enhanced Death Benefit Option; and the Annual Ratchet Enhanced Death Benefit Option. See Facts About the Contract, Death Benefit Options. We may offer a reduced death benefit under certain group and sponsored arrangements. See Other Contract Provisions, Group or Sponsored Arrangements.

DEDUCTIONS FOR CHARGES AND FEES
We invest the entire amount of the initial and any additional premium payments in the Divisions and the Fixed Allocations you select, subject to certain restrictions we impose. See Facts About the Contract, Restrictions on Allocation of Premium Payments. We then may deduct an annual Contract fee from your Accumulation Value. See Other Contract Provisions, Charges and Fees. We may reduce certain charges under group or sponsored arrangements. See Other Contract Provisions, Group or Sponsored Arrangements. Unless you have elected the Charge Deduction Division, charges are deducted proportionately from all Account B Divisions in which you are invested. If there is no Accumulation Value in these Divisions, charges will be deducted from your Fixed Allocations starting with Guarantee Periods nearest their Maturity Dates until such charges have been deducted.

FEDERAL INCOME TAXES
The ultimate effect of Federal income taxes on the amounts held under an annuity Contract, on Annuity Payments and on the economic benefits to the Owner, Annuitant or Beneficiary depends on Golden American's tax status and upon the tax status of the individuals concerned. In general, an Owner is not taxed on increases in value under an annuity Contract until some form of distribution is made under it. There may be tax penalties if you make a withdrawal or surrender the Contract before reaching age 59 1/2. See Federal Tax Considerations.

_______________________________________________________________________
FEE TABLE

TRANSACTION EXPENSES(/1/)(/2/)
   Excess Allocation Charge                                $0(/3/)

ANNUAL CONTRACT FEES:
   Administrative Charge                                       $40
   (Waived if the Accumulation Value equals or exceeds $100,000 at the end of the Contract Year, or once the sum of premiums paid equals or exceeds
   $100,000.)

SEPARATE ACCOUNT ANNUAL EXPENSES (percentage of assets in each
Division)(/4/):

                                           STANDARD   ENHANCED DEATH BENEFIT
                                            DEATH   --------------------------
                                           BENEFIT  ANNUAL RATCHET 7% SOLUTION
                                           -------- -------------- -----------
     Mortality and Expense Risk Charge....  1.25%       1.40%         1.55%
     Asset Based Administrative Charge....  0.15%       0.15%         0.15%
                                            -----       -----         -----
     Total Separate Account Expenses......  1.40%       1.55%         1.70%

THE GCG TRUST ANNUAL EXPENSES (based on combined net assets of the indicated groups of Series):

                                                  OTHER              TOTAL
              SERIES           FEES(/5/)      EXPENSES(/6/)         EXPENSES
              ------           --------- ----------------------- --------------
     Multiple Allocation,
     Fully Managed, Capital
     Appreciation, Rising
     Dividends, All-Growth,
     Real Estate, Hard
     Assets, Value Equity,
     Strategic Equity, and
     Small Cap Series:           0.99%            0.01%             1.00%

     Emerging Markets
     Series:(/7/)                1.75%            0.05%             1.80%

     Managed Global
     Series:(/8/)                1.25%            0.01%             1.26%

     Mid-Cap Series:             0.90%            0.20%             1.10%

     Limited Maturity Bond
     and Liquid Asset Series:    0.60%            0.01%             0.61%

THE ESS TRUST ANNUAL EXPENSES:

                                                  OTHER              TOTAL
                                                EXPENSES            EXPENSES
                                              AFTER EXPENSE      AFTER EXPENSE
              SERIES           FEES(/5/)  REIMBURSEMENTS (/9/)   REIMBURSEMENTS
              ------           --------- ----------------------- --------------

     OTC, Research, and Total
     Return Portfolios:          0.80%            0.40%              1.20%

     Growth & Income and
     Value + Growth
     Portfolios:                 0.95%            0.40%              1.35%

_______________

   (1) A Market Value Adjustment, which may increase or decrease your Accumulation Value, may apply to certain transactions. See Market Value Adjustment.
   (2) We also deduct a charge for premium taxes (which can range from 0% to 3.5% of premium) from your Accumulation Value upon surrender or on the Annuity Commencement Date. See Premium Taxes.
   (3) We reserve the right to impose a charge in the future at a maximum of $25 for each allocation change in excess of twelve per Contract Year. See Excess Allocation Charge.
   (4) See Facts About the Contract, Death Benefit Options, for a description of the Contract's Standard and Enhanced Death Benefit Options.
   (5) Fees decline as combined assets increase (see Account B Divisions and the Trust prospectuses for details).
   (6) Other Expenses generally consist of independent trustees fees and expenses.
   (7)  Expenses have been restated to reflect current fees.

   (8) The expenses for the Managed Global Series are based on the actual experience of the Series together with that of its predecessor for accounting purposes, the Managed Global Account of Separate Account D. On September 3, 1996, the Managed Global Account was reorganized into the Managed Global Division of Account B and the Managed Global Series of the GCG Trust.
   (9) Other expenses shown take into account the effect of EISI's agreement to reimburse the portfolios for all operating expenses, excluding management fees, that exceed 0.40% of their average daily net assets. This reimbursement agreement commenced February 1, 1997. Prior to February 1, 1997, EISI reimbursed the portfolios for all operating expenses, excluding management fees, that exceeded 0.75% of their average daily net assets. This reimbursement is voluntary and can be terminated at any time. In the absence of the current reimbursement agreement, Other Expenses would have been 0.55%, 0.51%, 0.45%, 0.69%, and 0.95%, respectively, for the OTC, Research, Total Return, Growth & Income, and Value + Growth Portfolios for the year ended December 31, 1996.

EXAMPLES:
The examples do not take into account any deduction for premium taxes. Premium taxes currently range from 0% to 3.5% of premium payments.

If at issue you elect the 7% Solution Enhanced Death Benefit Option and you surrender your Contract at the end of the applicable time period, you would pay the following expenses for each $1,000 of Initial Premium assuming a 5% annual return on assets:

________________________________________________________________________________

DIVISION                               ONE YEAR THREE YEARS FIVE YEARS TEN YEARS
Multiple Allocation................... $          $          $          $
Fully Managed......................... $          $          $          $
Capital Appreciation.................. $          $          $          $
Rising Dividends...................... $          $          $          $
All-Growth............................ $          $          $          $
Real Estate........................... $          $          $          $
Hard Assets........................... $          $          $          $
Value Equity.......................... $          $          $          $
Strategic Equity...................... $          $          $          $
Small Cap............................. $          $          $          $
Emerging Markets...................... $          $          $          $
Managed Global........................ $          $          $          $
Mid-Cap............................... $          $          $          $
OTC................................... $          $          $          $
Research.............................. $          $          $          $
Total Return.......................... $          $          $          $
Growth & Income....................... $          $          $          $
Value + Growth........................ $          $          $          $
Limited Maturity Bond................. $          $          $          $
Liquid Asset.......................... $          $          $          $

________________________________________________________________________________

If at issue you elect the 7% Solution Enhanced Death Benefit Option and you do not surrender your Contract or if you annuitize on the Annuity Commencement Date, you would pay the following expenses for each $1,000 of initial premium assuming a 5% annual return on assets:

________________________________________________________________________________

DIVISION                               ONE YEAR THREE YEARS FIVE YEARS TEN YEARS
Multiple Allocation...................  $         $          $          $
Fully Managed.........................  $         $          $          $
Capital Appreciation..................  $         $          $          $
Rising Dividends......................  $         $          $          $
All-Growth............................  $         $          $          $
Real Estate...........................  $         $          $          $
Hard Assets...........................  $         $          $          $
Value Equity..........................  $         $          $          $
Strategic Equity......................  $         $          $          $
Small Cap.............................  $         $          $          $
Emerging Markets......................  $         $          $          $
Managed Global........................  $         $          $          $
Mid-Cap...............................  $         $          $          $
OTC...................................  $         $          $          $
Research..............................  $         $          $          $
Total Return..........................  $         $          $          $
Growth & Income.......................  $         $          $          $
Value + Growth........................  $         $          $          $
Limited Maturity Bond.................  $         $          $          $
Liquid Asset..........................  $         $          $          $

________________________________________________________________________________

The purpose of the Fee Table is to assist you in understanding the various costs and expenses that you will bear directly or indirectly. For purposes of computing the annual per Contract administrative charge, the dollar amounts shown in the examples are based on an Initial Premium of [$65,000].

The examples reflect the election at issue of the 7% Solution Enhanced Death Benefit Option. If the Standard Death Benefit Option or the Annual Ratchet Enhanced Death Benefit Option is elected, the actual expenses incurred will be less than those represented in the Examples.

THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR
FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN, SUBJECT TO THE GUARANTEES UNDER THE CONTRACT.

_______________________________________________________________________
CONDENSED FINANCIAL AND OTHER INFORMATION

No condensed financial information for Account B is presented because as of the the date of this prospectus, none of the Divisions offered by this prospectus were available through the contract offered by this prospectus.


FINANCIAL STATEMENTS
The audited financial statements of Separate Account B for the years ended December 31, 1996 and 1995 (as well as the auditors' report thereon) and the audited financial statements of the Managed Global Account of Separate Account D, the predecessor entity of the Managed Global Series for accounting purposes, for the years ended December 31, 1995 and 1994 (as well as the auditors' report thereon) appear in the Statement of Additional Information. The audited financial statements of Golden American prepared in accordance with generally accepted accounting principles for the years ended December 31, 1996, 1995 and 1994 (as well as the auditors' report thereon) are contained in the Prospectus.

PERFORMANCE RELATED INFORMATION
Performance information for the Divisions of Account B, including the yield and effective yield of the Liquid Asset Division, the yield of the remaining Divisions, and the total return of all Divisions may appear in reports and promotional literature to current or prospective Owners.

Current yield for the Liquid Asset Division will be based on income received by a hypothetical investment over a given 7-day period (less expenses accrued during the period), and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks, stated in terms of an annual percentage return on the investment). "Effective yield" for the Liquid Asset Division is calculated in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of earnings.

For the remaining Divisions, quotations of yield will be based on all investment income per unit (Accumulation Value divided by the index of investment experience, see Facts About the Contract, Measurement of Investment Experience, Index of Investment Experience and Unit Value) earned during a given 30-day period, less expenses accrued during the period ("net investment income"). Quotations of average annual total return for any Division will be expressed in terms of the average annual compounded rate of return on a hypothetical investment in a Contract over a period of one, five, and ten years (or, if less, up to the life of the Division), and will reflect the deduction of the administrative charge and the applicable mortality and expense risk charge. See Charges and Fees. Quotations of total return may simultaneously be shown for other periods that do not take into account certain contractual charges, such as the administration charge. Quotations of yield and average annual total return for the Managed Global Division take into account the period prior to September 3, 1996, during which it was maintained as a division of Account D.

Performance information for a Division may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Donoghue Money Market Institutional Averages, or other indices measuring performance of a pertinent group of securities so that investors may compare a Division's results with those of a group of securities widely regarded by investors as representative of the securities markets in general; (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other ratings services, including VARDS, companies, publications, or persons who rank separate accounts or other investment products on overall performance or other criteria; and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses. Performance information for any Division reflects only the performance of a hypothetical Contract under which the Accumulation Value is allocated to a Division during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio of the Series of the respective Trust in which the Division invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future. For a description of the methods used to determine yield and total return for the Divisions, see the Statement of Additional Information. Reports and promotional literature may also contain other information including the ranking of any Division derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical
Services or by rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria.


INTRODUCTION

The following information describes the Contract and the Accounts which fund the Contract, Account B and the Fixed Account. Account B invests in mutual fund portfolios of the Trusts. The Fixed Account contains all of the assets that support Owner Fixed Allocations which we credit with Guaranteed Interest Rates for the Guarantee Periods you select.

_______________________________________________________________________
FACTS ABOUT THE COMPANY AND THE ACCOUNTS

GOLDEN AMERICAN
Golden American Life Insurance Company ("Golden American" or the "Company") is a stock life insurance company organized under the laws of the State of Delaware and is a wholly owned subsidiary of Equitable of Iowa Companies ("Equitable of Iowa"). Prior to December 30, 1993, Golden American was a Minnesota corporation. Prior to August 13, 1996, Golden American was a wholly owned indirect subsidiary of Bankers Trust Company. We are authorized to do business in all jurisdictions except New York. In May 1996, we established a subsidiary, First Golden American Life Insurance Company of New York, which is authorized to do business in New York. We offer variable annuities and variable life insurance. Administrative services for the Contract are provided at our Customer Service Center, the address is shown on the cover.

Equitable of Iowa is the holding company for Equitable Life Insurance Company of Iowa, USG Annuity & Life Company, Locust Street Securities, Inc., Equitable American Insurance Company, Equitable Investment Services, Inc. ("EISI"), Equitable of Iowa Securities Network, Inc., Directed Services, Inc. ("DSI"), and Golden American.

As of December 31, 1996, Equitable of Iowa had over $12.5 billion in assets.

THE GCG TRUST AND THE ESS TRUST
The GCG Trust is an open-end management investment company, more commonly called a mutual fund. The GCG Trust's shares may also be available to certain separate accounts funding variable life insurance policies offered by Golden American. This is called "mixed funding."

The GCG Trust may also sell its shares to separate accounts of other insurance companies, both affiliated and not affiliated with Golden American. This is called "shared funding." Although we do not anticipate any inherent difficulties arising from either mixed or shared funding, it is theoretically possible that, due to differences in tax treatment or other considerations, the interest of Owners of various Contracts participating in the GCG Trust might at sometime be in conflict. After the GCG Trust receives the requisite order from the SEC, shares of the GCG Trust may also be sold to certain qualified pension and retirement plans. The Board of Trustees of the GCG Trust, the GCG Trust's Manager, and we and any other insurance companies participating in the GCG Trust are required to monitor events to identify any material conflicts that arise from the use of the GCG Trust for mixed and/or shared funding or between various policy Owners and pension and retirement plans. For more information about the risks of mixed and shared funding, please refer to the GCG Trust prospectus.

The ESS Trust is also an open-end management investment company. Currently, the ESS Trust's shares are not available to separate accounts of other insurance companies other than insurance companies affiliated with Equitable of Iowa such as Golden American. It is anticipated that in the future the ESS Trust will become available to separate accounts of unaffiliated companies as well as to separate accounts funding variable life insurance policies offered by Golden American.

You will find complete information about both the GCG Trust and the ESS Trust, including the risks associated with each Series, in the accompanying Trusts' prospectuses. You should read them carefully in conjunction with this prospectus before investing. Additional copies of the Trusts' prospectuses may be obtained by contacting our Customer Service Center.

SEPARATE ACCOUNT B
All obligations under the Contract are general obligations of Golden American. Account B is a separate investment account used to support our variable annuity Contracts and for other purposes as permitted by applicable laws and regulations. The assets of Account B are kept separate from our general account and any other separate accounts we may have. We may offer other variable annuity Contracts investing in Account B which are not discussed in this prospectus. Account B may also invest in other series which are not available to the Contract described in this prospectus.

We own all the assets in Account B. Income and realized and unrealized gains or losses from assets in the account are credited to or charged against that account without regard to other income, gains or losses in our other investment accounts. As required, the assets in Account B are at least equal to the reserves and other liabilities of that account. These assets may not be charged with liabilities from any other business we conduct.

They may, however, be subject to liabilities arising from Divisions whose assets are attributable to other variable annuity Contracts supported by Account B. If the assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

Account B was established on July 14, 1988 to invest in mutual funds, unit investment trusts or other investment portfolios which we determine to be suitable for the Contract's purposes. Account B is treated as a unit investment trust under Federal securities laws. It is registered with the SEC under the Investment Company Act of 1940 (the "1940 Act") as an investment company and meets the definition of a separate account under the Federal securities laws. It is governed by the laws of Delaware, our state of domicile, and may also be governed by the laws of other states in which we do business. Registration with the SEC does not involve any supervision by the SEC of the management or investment policies or practices of Account B.

ACCOUNT B DIVISIONS
Account B is divided into Divisions. The Managed Global Division was a division of Separate Account D of Golden American until September 3, 1996 when it was converted to a division of Account B. Currently, each Division of Account B offered under this prospectus invests in a portfolio of the GCG Trust or the ESS Trust. DSI serves as the Manager to each Series of the GCG Trust, and EISI serves as the Manager to each Series of the ESS Trust. See the Trusts' prospectuses for details. The Trusts, DSI and EISI have retained several portfolio managers to manage the assets of each Series as indicated below. There may be restrictions on the amount of the allocation to certain Divisions based on state laws and regulations. The investment objectives of the various Series in the Trusts are described below. There is no guarantee that any portfolio or Series will meet its investment objectives. Meeting objectives depends on various factors, including, in certain cases, how well the portfolio managers anticipate changing economic and market conditions. Account B also has other Divisions investing in other series which are not available to the Contract described in this prospectus.

DSI and EISI provide the overall business management and administrative services necessary for the Series' operation and provide or procure the services and information necessary to the proper conduct of the business of the Series. See the Trusts' prospectuses for details.

DSI is responsible for providing or procuring, at DSI's expense, the services reasonably necessary for the ordinary operation of the Series of the GCG Trust. DSI does not bear the expense of brokerage fees and other transactional expenses for securities or other assets (which are generally considered part of the cost for assets), taxes (if any) paid by a Series of the GCG Trust, interest on borrowing, fees and expenses of the independent trustees, and extraordinary expenses, such as litigation or indemnification expenses. See the GCG Trust prospectus for details.

Each Trust pays its respective Manager for its services a fee, payable monthly, based on the annual rates of the average daily net assets of the Series shown in the tables below. DSI and EISI (and not the Trusts) pay each portfolio manager a monthly fee for managing the assets of the Series.

THE GCG TRUST

                                                  FEES (BASED ON COMBINED
                                                  ASSETS OF THE INDICATED
 SERIES                                           GROUPS OF SERIES)
 ------------------------------------------------ -----------------------------
 Multiple Allocation, Fully Managed, Capital      1.00% of first $750 million;
 Appreciation, Rising Dividends, All-Growth,      0.95% of next $1.250 billion;
 Real Estate, Hard Assets, Value Equity,          0.90% of next $1.5 billion;
 Strategic Equity, and Small Cap Series:          and
                                                  0.85% of amount in excess of
                                                  $3.5 billion
 Mid-Cap Series:                                  0.90% of average daily net
                                                  assets
 Limited Maturity Bond and                        0.60% of first $200 million;
 Liquid Asset Series:                             0.55% of next $300 million;
                                                  and
                                                  0.50% of amount in excess of
                                                  $500 million
-------------------------------------------------------------------------------

THE ESS TRUST

 SERIES                                           FEES
 ------------------------------------------------ ----------------------------
 OTC, Research, and Total Return Portfolios:      0.80% of first $300 million;
                                                  0.55% of amount in excess of
                                                  $300 million
 Growth & Income Portfolio:                       0.95% of first $200 million;
                                                  0.75% of amount in excess of
                                                  $200 million
 Value + Growth Portfolio:                        0.95% of first $500 million;
                                                  0.75% of amount in excess of
                                                  $500 million
------------------------------------------------------------------------------

The following Divisions invest in designated Series of the GCG
Trust.

MULTIPLE ALLOCATION DIVISION
MULTIPLE ALLOCATION SERIES
OBJECTIVE -- The highest total return, consisting of capital appreciation and current income, consistent with the preservation of capital and elimination of unnecessary risk.
INVESTMENTS -- Investment in equity and debt securities and the use of certain sophisticated investment strategies and techniques.
PORTFOLIO MANAGER -- Zweig Advisors Inc.

FULLY MANAGED DIVISION
FULLY MANAGED SERIES
OBJECTIVE -- High total investment return over the long term, consistent with the preservation of capital and prudent investment risk.
INVESTMENTS -- Pursues an active asset allocation strategy whereby investments are allocated, based upon an evaluation of economic and market trends and the anticipated relative total return available, among three asset classes -- debt securities, equity securities and money market instruments.
PORTFOLIO MANAGER -- T. Rowe Price Associates, Inc.

CAPITAL APPRECIATION DIVISION
CAPITAL APPRECIATION SERIES
OBJECTIVE -- Long-term capital growth.
INVESTMENTS -- Invests in common stocks and preferred stock that will be allocated among various categories of stocks referred to as "components" which consist of the following: (i) The Growth Component -- Securities that the portfolio manager believes have the following characteristics: stability and quality of earnings and positive earnings momentum; dominant competitive positions; and demonstrate above-average growth rates as compared to published S&P 500 earnings projections; and (ii) The Value Component-Securities that the portfolio manager regards as fundamentally undervalued, i.e., securities selling at a discount to asset value and securities with a relatively low price/earnings ratio. The securities eligible for this component may include real estate stocks, such as securities of publicly-owned companies that, in the portfolio manager's judgement, offer an optimum combination of current dividend yield, expected dividend growth, and discount to current real estate value.
PORTFOLIO MANAGER -- Chancellor LGT Asset Management, Inc.

RISING DIVIDENDS DIVISION
RISING DIVIDENDS SERIES
OBJECTIVE -- Capital appreciation, with dividend income as a secondary objective.
INVESTMENTS -- Investment in equity securities of high quality companies that meet the following four criteria: consistent dividend increases; substantial dividend increases; reinvested profits; and an under-leveraged balance sheet.
PORTFOLIO MANAGER -- Kayne, Anderson Investment Management, L.P.

ALL-GROWTH DIVISION
ALL-GROWTH SERIES
OBJECTIVE -- Capital appreciation.
INVESTMENTS -- Investment in securities selected for their long-term growth prospects.
PORTFOLIO MANAGER -- Pilgrim Baxter & Associates, Ltd.

REAL ESTATE DIVISION
REAL ESTATE SERIES
OBJECTIVE -- Capital appreciation, with current income as a secondary objective.
INVESTMENTS -- Investment in publicly traded equity securities of companies in the real estate industry listed on national exchanges or on the National Association of Securities Dealers Automated
Quotation System.

PORTFOLIO MANAGER -- E.I.I. Realty Securities, Inc.

HARD ASSETS DIVISION
HARD ASSETS SERIES
OBJECTIVE -- Long-term capital appreciation.
INVESTMENTS -- Investment in equity and debt securities of companies engaged in the exploration, development, production, management, and distribution of hard assets.
PORTFOLIO MANAGER -- Van Eck Associates Corporation

VALUE EQUITY DIVISION
VALUE EQUITY SERIES
OBJECTIVE -- Capital appreciation with a secondary objective of dividend income.
INVESTMENTS -- Investment primarily in equity securities of U.S. and foreign issuers which, when purchased, meet quantitative standards believed by the Portfolio Manager to indicate above average financial soundness and high intrinsic value relative to price. PORTFOLIO MANAGER -- Eagle Asset Management, Inc.

STRATEGIC EQUITY DIVISION
STRATEGIC EQUITY SERIES
OBJECTIVE -- Long-term capital appreciation.
INVESTMENTS -- Investment primarily in equity securities based on various equity market timing techniques. The amount of the Series' assets allocated to equities shall vary from time to time to seek positive investment performance from advancing equity markets and to reduce exposure to equities when risk/reward characteristics are believed to be less attractive.
PORTFOLIO MANAGER -- Zweig Advisors Inc.

SMALL CAP DIVISION
SMALL CAP SERIES
OBJECTIVE -- Long-term capital appreciation.
INVESTMENTS -- Investment primarily in equity securities of companies that, at the time of purchase, have a total market capitalization -- present market value per share multiplied by the total number of shares outstanding -- within the range of companies included in the Russell 2000 Growth Index.
PORTFOLIO MANAGER -- Fred Alger Management, Inc.

EMERGING MARKETS DIVISION
EMERGING MARKETS SERIES
OBJECTIVE -- Long-term capital appreciation.
INVESTMENTS -- Investment primarily in equity securities of companies that are considered to be in emerging market countries in the Pacific Basin, Latin America and elsewhere. Income is not an objective, and any production of current income is considered incidental to the objective of growth of capital.
PORTFOLIO MANAGER -- Putnam Investment Management, Inc.

MANAGED GLOBAL DIVISION
MANAGED GLOBAL SERIES
OBJECTIVE -- Capital appreciation.
INVESTMENTS -- Investment primarily in common stocks of both domestic and foreign issuers.
PORTFOLIO MANAGER -- Putnam Investment Management, Inc.

MID-CAP DIVISION
MID-CAP SERIES
OBJECTIVE -- Long-term growth of capital.
INVESTMENTS -- Investment in equity securities of companies that, at the time of purchase, have total market capitalization within the range of $400 million to $4 billion and which have long-term growth prospects.
PORTFOLIO MANAGER -- Pilgrim Baxter & Associates, Ltd.

LIMITED MATURITY BOND DIVISION
LIMITED MATURITY BOND SERIES
OBJECTIVE -- Highest current income consistent with low risk to principal and liquidity. Also seeks to enhance its total return through capital appreciation when market factors indicate that capital appreciation may be available without significant risk to principal.
INVESTMENTS -- Investment primarily in a diversified portfolio of limited maturity debt securities. No individual security will at the time of purchase have a remaining maturity longer than seven years and the dollar-weighted average maturity of the Series will not exceed five years.
PORTFOLIO MANAGER -- Equitable Investment Services, Inc.

LIQUID ASSET DIVISION
LIQUID ASSET SERIES
OBJECTIVE -- High level of current income consistent with the preservation of capital and liquidity.
INVESTMENTS -- Obligations of the U.S. Government and its agencies and instrumentalities; bank obligations; commercial paper and short-term corporate debt securities.
TERM -- All issues maturing in less than one year.
PORTFOLIO MANAGER -- Equitable Investment Services, Inc.

The following Divisions invest in designated Series of the ESS
Trust.

OTC DIVISION
OTC PORTFOLIO
OBJECTIVE -- Long-term growth of capital.
INVESTMENTS -- Investment primarily in securities of companies that are traded principally on the over-the-counter (OTC) market.
PORTFOLIO MANAGER -- Massachusetts Financial Services Company

RESEARCH DIVISION
RESEARCH PORTFOLIO
OBJECTIVE -- Long term growth of capital and future income.
INVESTMENTS -- Investment primarily in common stocks or securities convertible into common stocks of companies believed to possess better than average prospects for long-term growth.
PORTFOLIO MANAGER -- Massachusetts Financial Services Company

TOTAL RETURN DIVISION
TOTAL RETURN PORTFOLIO
OBJECTIVE -- Above-average income consistent with prudent employment of capital.
INVESTMENTS -- Investment primarily in equity securities.
PORTFOLIO MANAGER -- Massachusetts Financial Services Company

GROWTH & INCOME DIVISION
GROWTH & INCOME PORTFOLIO
OBJECTIVE -- Long-term total return.
INVESTMENTS -- Investment primarily in equity and debt securities, focusing on small- and mid-cap companies that offer potential appreciation, current income, or both.
PORTFOLIO MANAGER -- Robertson, Stephens & Company Investment
Management, L.P.

VALUE + GROWTH DIVISION
VALUE + GROWTH PORTFOLIO
OBJECTIVE -- Capital appreciation.
INVESTMENTS -- Investment primarily in mid-cap growth companies with favorable relationships between price/earnings ratios and growth rates. Mid-cap companies are those with market capitalizations ranging from $750 million to approximately $2 billion.
PORTFOLIO MANAGER -- Robertson, Stephens & Company Investment
Management, L.P.

CHANGES WITHIN ACCOUNT B
We may from time to time make additional Divisions available. These Divisions will invest in investment portfolios we find suitable for the Contract. We also have the right to eliminate investment Divisions from Account B, to combine two or more Divisions, or to substitute a new portfolio for the portfolio in which a Division invests. A substitution may become necessary if, in our judgment, a portfolio no longer suits the purposes of the Contract. This may happen due to a change in laws or regulations, or a change in a portfolio's investment objectives or restrictions, or because the portfolio is no longer available for investment, or for some other reason. In addition, we reserve the right to transfer assets of Account B, which we determine to be associated with the class of Contracts to which your Contract belongs, to another account. If necessary, we will get prior approval from the insurance department of our state of domicile before making such a substitution or transfer. We will also get any required approval from the SEC and any other required approvals before making such a substitution or transfer. We will notify you as soon as practicable of any proposed changes.

When permitted by law, We reserve the right to:

(1)deregister Account B under the 1940 Act;

(2)operate Account B as a management company under the 1940 Act if it is operating as a unit investment trust;

(3)operate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account;

(4)restrict or eliminate any voting rights as to Account B; and

(5)combine Account B with other accounts.

THE FIXED ACCOUNT
Premium payments may be allocated to the Fixed Account at the time of the Initial Premium payment or as subsequently made. Note certain restrictions may apply; see Crediting Premium Payments. In addition, all or part of your Accumulation Value may be transferred to the Fixed Account. Assets supporting amounts allocated to the Fixed Account are available to fund the claims of all classes of our customers, Owners and other creditors. Interests under your Contract relating to the Fixed Account are registered under the Securities Act of 1933 but the Fixed Account is not registered under the 1940 Act.

SELECTING A GUARANTEE PERIOD. You may select one or more Fixed Allocations with specified Guarantee Periods for investment. We currently offer Guarantee Periods with durations of 1, 3, 5, 7 and 10 years. We reserve the right at any time to decrease or increase the number of Guarantee Periods offered. Not all Guarantee Periods may be available for new allocations. Each Fixed Allocation will have a Maturity Date corresponding to the last day of the calendar month of the applicable Guarantee Period.

Your Accumulation Value in the Fixed Account equals the sum of your Fixed Allocations plus the interest credited thereto, as adjusted for any partial withdrawals, reallocations or other charges we may impose. Your Fixed Allocation will be credited with the Guaranteed Interest Rate in effect on the date we receive and accept your premium or reallocation of Accumulation Value. The Guaranteed Interest Rate will be credited daily to yield the quoted Guaranteed Interest Rate.

GUARANTEED INTEREST RATES. Each Guarantee Period will have an interest rate that is guaranteed. We do not have a specific formula for establishing the Guaranteed Interest Rates for the different Guarantee Periods. The determination made will be influenced by, but not necessarily correspond to, interest rates available on fixed income investments which we may acquire with the amounts we receive as premium payments or reallocations of Accumulation Value under the Contracts. These amounts will be invested primarily in investment-grade fixed income securities including: securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government; debt securities that have an investment grade rating, at the time of purchase, within the four highest grades assigned by Moody's Investor Services, Inc. (Aaa, Aa, A or Baa), Standard & Poor's Ratings Group (AAA, AA, A or BBB) or any other nationally recognized rating service; mortgage-backed securities collateralized by the Federal Home Loan Mortgage Association, the Federal National Mortgage Association or the Government National Mortgage Association, or that have an investment grade rating at the time of purchase within the four highest grades described above; other debt investments; commercial paper; and cash or cash equivalents. You will have no direct or indirect interest in these investments. We will also consider other factors in determining the Guaranteed Interest Rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict or guarantee the level of future interest rates. However, no Fixed Allocation will ever have a Guaranteed Interest Rate of less than 3% per year.

We may offer interest rate specials from time to time during which times the interest rates declared for new premiums are higher than the base rate supported by current investment yields. Renewal rates for such rate specials will be derived from the base rate not the special rates initially declared. Such rate specials are offered at our discretion and only if you have a Fixed Allocation.

While the foregoing generally describes our investment strategy with respect to the Fixed Account, we are not obligated to invest according to any particular strategy, except as may be required by Delaware and other state insurance laws.

TRANSFERS FROM A FIXED ALLOCATION. You may transfer your Accumulation Value from a Fixed Allocation to one or more new Fixed Allocations with new Guarantee Periods of any length offered by us or to the Divisions of Account B. Unless you specify in writing the Fixed Allocations from which such transfers will be made, we will transfer amounts from the Fixed Allocations starting with the Guarantee Period nearest its Maturity Date, until we have honored your transfer request.

Transfers from a Fixed Allocation made within 30 days prior to the Maturity Date of the applicable Guarantee Period or pursuant to the dollar cost averaging program will not be subject to a Market Value Adjustment. All other transfers from your Fixed Allocations will be subject to a Market Value Adjustment. The minimum amount that can be transferred to or from any Fixed Allocation is $250. If a transfer request would reduce the Accumulation Value remaining in your Fixed Allocation to less than $250, we will treat such transfer request as a request to transfer the entire Accumulation Value in such Fixed Allocation.

At the end of a Fixed Allocation's Guarantee Period, you may transfer amounts in that Fixed Allocation to the Divisions and one or more new Fixed Allocations with Guarantee Periods of any length then offered by us. You may not, however, transfer amounts to any Fixed Allocation with a Guarantee Period that extends beyond your Annuity Commencement Date.

At least 30 calendar days prior to a Maturity Date of any of your Fixed Allocations, or earlier if required by state law, we will send you a notice of the Guarantee Periods then available. Prior to the Maturity Date of your Fixed Allocations you must notify us as to which Division or new Guarantee Period you have selected. If timely instructions are not received, we will transfer your Accumulation Value in the maturing Fixed Allocation to a Fixed Allocation with a Guarantee Period equal in length to the expiring Guarantee Period. If such Guarantee Period is not available or extends beyond your Annuity Commencement Date, we will transfer your Accumulation Value in the maturing Fixed Allocation to the next shortest Guarantee Period which does not extend beyond the Annuity Commencement Date. If no such Guarantee Period is available, we will transfer your Accumulation Value to the Specially Designated Division.

PARTIAL WITHDRAWALS FROM A FIXED ALLOCATION. Prior to the Annuity Commencement Date and while your Contract is in effect, you may take partial withdrawals from the Accumulation Value in a Fixed Allocation by sending satisfactory notice to our Customer Service Center. You may make systematic withdrawals of interest earnings only from a Fixed Allocation under our Systematic Partial Withdrawal Option. (See, Partial Withdrawals, Systematic Partial Withdrawal Option.) Systematic withdrawals from a Fixed Allocation are not permitted if such Fixed Allocation participates in the dollar cost averaging program. Withdrawals from a Fixed Allocation taken within 30 days prior to the Maturity Date and systematic withdrawals are not subject to a Market Value Adjustment. Withdrawals may have federal income tax consequences, including a 10% penalty tax. See Federal Tax Considerations.

If you specify a Fixed Allocation from which your partial withdrawal will be made, we will assess the partial withdrawal against that Fixed Allocation. If you do not specify the investment option from which the partial withdrawal will be taken, we will not assess your partial withdrawal against any Fixed Allocations unless the partial withdrawal exceeds the Accumulation Value in the Divisions of Account B. If there is no Accumulation Value in those Divisions, partial withdrawals will be deducted from your Fixed Allocations starting with the Guarantee Periods nearest their Maturity Dates until we have honored your request.

MARKET VALUE ADJUSTMENT. We will apply a Market Value Adjustment, determined by application of the formula described below, in the following circumstances: (i) whenever you make a withdrawal or transfer from a Fixed Allocation, other than withdrawals or transfers made within 30 days prior to the Maturity Date of the applicable Guarantee Period, systematic partial withdrawals, or pursuant to the dollar cost averaging program; and (ii) on the Annuity Commencement Date with respect to any Fixed Allocation having a Guarantee Period that does not end on or within 30 days after the Annuity Commencement Date.

The Market Value Adjustment is determined by multiplying the amount withdrawn, transferred or annuitized by the following factor:

               (  1+I  ) ^ (N/365)
              -----------             -1
               1+J+.0025

Where "I" is the Index Rate for a Fixed Allocation as of the first day of the applicable Guarantee Period; "J" is the Index Rate for new Fixed Allocations with Guarantee Periods equal to the number of years (fractional years are rounded up to the next full year except in Pennsylvania) remaining in the Guarantee Period at the time of the withdrawal, transfer or annuitization; and "N" is the remaining number of days in the Guarantee Period at the time of the withdrawal, transfer or annuitization.

The Index Rate is the average of the Ask Yields for U.S. Treasury Strips as reported by a national quoting service for the applicable maturity. The average currently is based on the period from the 22nd day of the calendar month two months prior to the calendar month of the Index Rate determination to the 21st day of the calendar month immediately prior to the month of determination. The applicable maturity is the maturity date for these U.S. Treasury Strips on or next following the last day of the Guarantee Period. If the Ask Yields are no longer available, the Index Rate will be determined using a suitable replacement method approved where required.

We currently calculate the Index Rate once each calendar month.
However, we reserve the right to calculate the Index Rate more frequently than monthly, but in no event will such Index Rate be based upon a period of less than 28 days.

The Market Value Adjustment may result in either an increase or decrease in the Accumulation Value of your Fixed Allocation. If a full surrender, transfer or annuitization from the Fixed Allocation has been requested, the balance of the Market Value Adjustment will be added to or subtracted from the amount surrendered, transferred or annuitized. If a partial withdrawal, transfer or annuitization has been requested, the Market Value Adjustment will be calculated on the total amount that must be withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds the Accumulation Value in the Fixed Allocation, such transaction will be considered a full surrender, transfer or annuitization. The Appendix contains several examples which illustrate the application of the Market Value Adjustment.

_______________________________________________________________________
FACTS ABOUT THE CONTRACT

THE OWNER
You are the Owner. You are also the Annuitant unless another Annuitant is named in the application or enrollment form. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple Owners named, the age of the oldest Owner shall determine the applicable death benefit.

Death of an Owner activates the death benefit provision. In the case of a sole Owner who dies prior to the Annuity Commencement Date, we will pay the Beneficiary the death benefit when due. The sole Owner's estate will be the Beneficiary if no Beneficiary designation is in effect, or if the designated Beneficiary has predeceased the Owner. In the case of a joint Owner of the Contract dying prior to the Annuity Commencement Date, we will designate the surviving Owner(s) as the Beneficiary(ies). This supersedes any previous Beneficiary designation.

In the case where the Owner is a trust and a beneficial Owner of the trust has been designated, the beneficial Owner will be treated as the Owner of the Contract solely for the purpose of determining the death benefit provisions. If a beneficial Owner is changed or added after the Contract Date, this will be treated as a change of Owner for purposes of determining the death benefit. See Change of Owner or Beneficiary. If no beneficial Owner of the Trust has been designated, the availability of enhanced death benefits will be determined by the age of the Annuitant at issue.

THE ANNUITANT
The Annuitant is the person designated by the Owner to be the measuring life in determining Annuity Payments. The Owner will receive the annuity benefits of the Contract if the Annuitant is living on the Annuity Commencement Date. If the Annuitant dies before the Annuity Commencement Date, and a contingent Annuitant has been named, the contingent Annuitant becomes the Annuitant (unless the Owner is not an individual, in which case the death benefit becomes payable). Once named, the Annuitant may not be changed at any time.

If there is no contingent Annuitant when the Annuitant dies prior to the Annuity Commencement Date, the Owner will become the Annuitant. The Owner may designate a new Annuitant within 60 days of the death of the Annuitant.

If there is no contingent Annuitant when the Annuitant dies prior to the Annuity Commencement Date and the Owner is not an individual, we will pay the Beneficiary the death benefit then due. The Beneficiary will be as provided in the Beneficiary designation then in effect. If no Beneficiary designation is in effect, or if there is no designated Beneficiary living, the Owner will be the Beneficiary. If the Annuitant was the sole Owner and there is no Beneficiary designation, the Annuitant's estate will be the Beneficiary.

Regardless of whether a death benefit is payable, if the Annuitant dies and any Owner is not an individual, such death will trigger application of the distribution rules imposed by Federal tax law.

THE BENEFICIARY
The Beneficiary is the person to whom we pay death benefit proceeds and who becomes the successor Owner if the Owner dies prior to the Annuity Commencement Date. We pay death benefit proceeds to the primary Beneficiary (unless there are joint Owners, in which case death proceeds are payable to the surviving Owner(s)). See Proceeds Payable to the Beneficiary.

If the Beneficiary dies before the Annuitant or Owner, the death benefit proceeds are paid to the contingent Beneficiary, if any. If there is no surviving Beneficiary, we pay the death benefit proceeds to the Owner's estate.

One or more persons may be named as Beneficiary or contingent
Beneficiary. In the case of more than one Beneficiary, unless otherwise specified, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries.

You have the right to change beneficiaries during the Annuitant's lifetime unless you have designated an irrevocable Beneficiary. When an irrevocable Beneficiary has been designated, you and the irrevocable Beneficiary may have to act together to exercise certain rights and options under the Contract.

CHANGE OF OWNER OR BENEFICIARY
During the Annuitant's lifetime and while your Contract is in effect, you may transfer ownership of the Contract (if purchased in connection with a non-qualified plan) subject to our published rules at the time of the change. A change in Ownership may affect the amount of the death benefit and the guaranteed death benefit. You may also change the Beneficiary. To make either of these changes, you must send us written notice of the change in a form satisfactory to us. The change will take effect as of the day the notice is signed. The change will not affect any payment made or action taken by us before recording the change at our Customer Service Center. See Federal Tax Considerations, Transfer of Annuity Contracts, and Assignments.

AVAILABILITY OF THE CONTRACT
We can issue a Contract if both the Annuitant and the Owner are not older than age 85.

TYPES OF CONTRACTS
QUALIFIED CONTRACTS. The Contract may be issued as an Individual Retirement Annuity or in connection with an individual retirement account. In the latter case, the Contract will be issued without an Individual Retirement Annuity endorsement, and the rights of the participant under the Contract will be affected by the terms and conditions of the particular individual retirement trust or custodial account, and by provisions of the Code and the regulations thereunder. For example, the individual retirement trust or custodial account will impose minimum distribution rules, which may require distributions to commence not later than April 1st of the calendar year following the calendar year in which you attain age 70
1/2. For both Individual Retirement Annuities and individual retirement accounts, the minimum Initial Premium is $1,500.

IF THE CONTRACT IS PURCHASED TO FUND A QUALIFIED PLAN, DISTRIBUTION MUST COMMENCE NOT LATER THAN APRIL 1ST OF THE CALENDAR YEAR
FOLLOWING THE CALENDAR YEAR IN WHICH YOU ATTAIN AGE 70 1/2. IF YOU OWN MORE THAN ONE QUALIFIED PLAN, YOU SHOULD CONSULT YOUR TAX
ADVISOR.

NON-QUALIFIED CONTRACTS. The Contract may fund any non-qualified plan. Non-qualified Contracts do not qualify for any tax-favored treatment other than the benefits provided for by annuities.

YOUR RIGHT TO SELECT OR CHANGE CONTRACT OPTIONS
Before the Annuity Commencement Date, you may change the Annuity
Commencement Date, frequency of Annuity Payments or the Annuity
Option by sending a written request to our Customer Service Center. The Annuitant may not be changed at any time.

PREMIUMS
You purchase the Contract with an Initial Premium. After the end of the Free Look Period, you may make additional premium payments. See Making Additional Premium Payments. The minimum Initial Premium is $10,000 for a non-qualified Contract and $1,500 for a qualified Contract.

You must receive our prior approval before making a premium payment that causes the Accumulation Value of all annuities that you maintain with us to exceed $1,000,000. We may change the minimum initial or additional premium requirements for certain group or sponsored arrangements. See Group or Sponsored Arrangements.

QUALIFIED PLANS
For IRA Contracts, the annual premium on behalf of any individual Contract may not exceed $2,000. Provided your spouse does not make a contribution to an IRA, you may set up a spousal IRA even if your spouse has earned some compensation during the year. The maximum deductible amount for a spousal IRA program is the lesser of $2,250 or 100% of your compensation reduced by the contribution (if any) made by you for the taxable year to your own IRA. However, no more than $2,000 can go to either your or your spouse's IRA in any one year. For example, $1,750 may go to your IRA and $500 to your spouse's IRA. These maximums are not applicable if the premium is the result of a rollover from another qualified plan.

WHERE TO MAKE PAYMENTS.  Remit premium payments to our Customer
Service Center. The address is shown on the cover. We will send you a confirmation notice.

MAKING ADDITIONAL PREMIUM PAYMENTS
You may make additional premium payments after the end of the Free Look Period. We can accept additional premium payments until either the Annuitant or Owner reaches the Attained Age of 85 under non-qualified plans. For qualified plans, no contributions may be made to an IRA Contract for the taxable year in which you attain age 70 1/2 and thereafter (except for rollover contributions). The minimum additional premium payment we will accept is $500 for a non-qualified plan and $250 for a qualified plan.

CREDITING PREMIUM PAYMENTS
The Initial Premium will be accepted or rejected within two business days of receipt by us if accompanied by information sufficient to permit us to determine if we are able to issue a Contract. We may retain an Initial Premium for up to five business days while attempting to obtain information sufficient to enable us to issue the Contract. If we are unable to do so within five business days, the applicant or enrollee will be informed of the reasons for the delay and the Initial Premium will be returned immediately unless the applicant or enrollee consents to our retaining the Initial Premium until we have received the information we require. Thereafter, all additional premiums will be accepted on the day received.

In certain states we will also accept, by agreement with broker-dealers, transmittal of initial and additional premium payments by wire order from the broker-dealer to our Customer Service Center. Such transmittals must be accompanied by a simultaneous telephone facsimile or other electronic data transmission containing the essential information we require to open an account and allocate the premium payment. Contact our Customer Service Center to find out about state availability and broker-dealer requirements.

Upon our acceptance of premium payments received via wire order and accompanied by sufficient electronically transmitted data, we will issue the Contract, allocate the premium payment according to your instructions, and invest the payment at the value next determined following receipt. See Restrictions on Allocation of Premium Payments. Wire orders not accompanied by sufficient data to enable us to accept the premium payment may be retained for up to five business days while we attempt to obtain information sufficient to enable us to issue the Contract. If we are unable to do so, our Customer Service Center will inform the broker-dealer, on behalf of the applicant or enrollee, of the reasons for the delay and return the premium payment immediately to the broker-dealer for return to the applicant or enrollee, unless the applicant or enrollee specifically consents to allow us to retain the premium payment until our Customer Service Center receives the required information.

On the date we receive and accept your initial or additional premium payment:

(1)We allocate the Initial Premium among the Divisions and Fixed Allocations according to your instructions, subject to any restrictions. See Restrictions on Allocation of Premium Payments. For additional premium payments, the Accumulation Value will increase by the amount of the premium. If we do not receive instructions from you, the increase in the Accumulation Value will be allocated among the Divisions in proportion to the amount of Accumulation Value in each Division as of the date we receive and accept the additional premium payment. If there is no Accumulation Value in the Divisions, the increase in the Accumulation Value will be allocated to a Fixed Allocation with the shortest Guarantee Period then available.

(2)For an Initial Premium, we calculate your applicable death benefit. When an additional premium payment is made, we increase your applicable death benefit in accordance with the death benefit option in effect for your Contract.

Following receipt and acceptance of the wire order and accompanying data, and investment of the premium payment, we will follow one of the two procedures set forth below. The one we follow is determined by state availability and the procedures of the broker-dealer which submitted the wire order.

(1)We will issue the Contract. However, until we have received and accepted a properly completed application or enrollment form, we reserve the right to rescind the Contract. If the form is not received within fifteen days of receipt of the premium payment, we will refund the Accumulation Value adjusted for any market value adjustment plus any charges we deducted, and the Contract will be voided. Some states require that we return the premium paid. In these states, different rules will apply.

(2)Based on the information provided, we will issue the Contract. We will mail the Contract to you, together with an Application Acknowledgement Statement. You must execute the Application Acknowledgement Statement and return it to us at our Customer Service Center. Until we receive the executed Application Acknowledgement Statement, neither you nor the broker-dealer may execute any financial transactions with respect to the Contract unless such transactions are appropriately requested in writing by you.

RESTRICTIONS ON ALLOCATION OF PREMIUM PAYMENTS
We may require that an Initial Premium designated for a Division of Account B or the Fixed Account be allocated to the Specially Designated Division during the Free Look Period for Initial Premiums received from some states. After the Free Look Period, if your Initial Premium was allocated to the Specially Designated Division, we will transfer the Accumulation Value to the Divisions you previously selected based on the index of investment experience next computed for each Division. See Facts About the Contract, Measurement of Investment Experience, Index of Investment Experience and Unit Value. Initial premiums designated for the Fixed Account will be allocated to a Fixed Allocation with the Guarantee Period you have chosen; however, we reserve the right to allocate to the Specially Designated Division for the Free Look Period, then to your selected Fixed Allocations.

YOUR RIGHT TO REALLOCATE
You may reallocate your Accumulation Value among the Divisions and Fixed Allocations at the end of the Free Look Period. We currently do not assess a charge for allocation changes made during a Contract Year. We reserve the right, however, to assess a $25 charge for each allocation change after the twelfth allocation change in a Contract Year. We require that each reallocation of your Accumulation Value equal at least $250 or, if less, your entire Accumulation Value within a Division or Fixed Allocation. We reserve the right to limit, upon notice, the maximum number of reallocations you may make within a Contract Year. In addition, we reserve the right to defer the reallocation privilege at any time we are unable to purchase or redeem shares of the GCG Trust or the ESS Trust. We also reserve the right to modify or terminate your right to reallocate your Accumulation Value at any time in accordance with applicable law. Reallocations from the Fixed Account are subject to the Market Value Adjustment unless taken as part of the dollar cost averaging program or within 30 days prior to the Maturity Date of the applicable Guarantee Period. To make a reallocation change, you must provide us with satisfactory notice at our Customer Service Center.

We reserve the right to limit the number of reallocations of your Accumulation Value among the Divisions and Fixed Allocations or refuse any reallocation request if we believe that: (a) excessive trading by you or a specific reallocation request may have a detrimental effect on unit values or the share prices of the underlying Series; or (b) we are informed by the GCG Trust or the ESS Trust that the purchase or redemption of shares is to be restricted because of excessive trading or a specific reallocation or group of reallocations is deemed to have a detrimental effect on share prices of the GCG Trust or the ESS Trust.

Where permitted by law, we may accept your authorization of third party reallocation on your behalf, subject to our rules. We may suspend or cancel such acceptance at any time. We will notify you of any such suspension or cancellation. We may restrict the Divisions and Fixed Allocations that will be available to you for reallocations of premiums during any period in which you authorize such third party to act on your behalf. We will give you prior notification of any such restrictions. However, we will not enforce such restrictions if we are provided evidence satisfactory to us that: (a) such third party has been appointed by a court of competent jurisdiction to act on your behalf; or (b) such third party has been appointed by you to act on your behalf for all your financial affairs.

Some restrictions may apply based on the free look provisions of the state where the Contract is issued. See Your Right to Cancel or Exchange Your Contract.

DOLLAR COST AVERAGING
If you have at least $1,200 of Accumulation Value in the Limited Maturity Bond Division, the Liquid Asset Division or a Fixed Allocation with a one year Guarantee Period, you may elect the dollar cost averaging program and have a specified dollar amount transferred from those Divisions or such Fixed Allocation on a monthly basis.

The main objective of dollar cost averaging is to attempt to shield your investment from short-term price fluctuations. Since the same dollar amount is transferred to other Divisions each month, more units are purchased in a Division if the value per unit is low and less units are purchased if the value per unit is high.

Therefore, a lower than average value per unit may be achieved over the long term. This plan of investing allows investors to take advantage of market fluctuations but does not assure a profit or protect against a loss in declining markets.

Dollar cost averaging may be elected at issue or at a later date. The minimum amount that may be transferred each month is $100. The maximum amount which may be transferred is equal to your Accumulation Value in the Limited Maturity Bond Division, the Liquid Asset Division or a Fixed Allocation with a one year Guarantee Period when you elect the dollar cost averaging program, divided by 12.

The transfer date will be the same calendar day each month as the Contract Date. The dollar amount will be allocated to the Divisions in which you are invested in proportion to your Accumulation Value in each Division unless you specify otherwise. If, on any transfer date, your Accumulation Value is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may change the transfer amount once each Contract Year, or cancel this program by sending satisfactory notice to our Customer Service Center at least seven days before the next transfer date. Any allocation under this program will not be included in determining if the excess allocation charge will apply. We currently do not permit transfers under the dollar cost averaging program from Fixed Allocations with other than one year Guarantee Periods. Transfers from a Fixed Allocation under the dollar cost averaging program will not be subject to a Market Value Adjustment. See, Market Value Adjustment. A Fixed Allocation may not participate simultaneously in both the dollar cost averaging program and the Systematic Partial Withdrawal Option.

WHAT HAPPENS IF A DIVISION IS NOT AVAILABLE
When a distribution is made from an investment portfolio supporting a Division of Account B in which reinvestment is not available, we will allocate the distribution, unless you specify otherwise, to the Specially Designated Division.

Such a distribution can occur when (a) an investment portfolio matures, or (b) a distribution from a portfolio or Division cannot be reinvested in the portfolio or Division due to the unavailability of securities for acquisition. When an investment portfolio matures, we will notify you in writing 30 days in advance of that date. To elect an allocation of the distribution to other than the Specially Designated Division, you must provide satisfactory notice to us at least seven days prior to the date the portfolio matures. Such allocations are not counted for purposes of the number of free allocation changes permitted. When a distribution from a portfolio or Division cannot be reinvested in the portfolio due to the unavailability of securities for acquisition, we will notify you promptly after the allocation has occurred. If within 30 days you allocate the Accumulation Value from the Specially Designated Division to other Divisions or Fixed Allocations of your choice, such allocations will not be included in determining if the excess allocation charge will apply.

YOUR ACCUMULATION VALUE
Your Accumulation Value is the sum of the amounts in each of the Divisions and the Fixed Allocations in which you are invested, and is the amount available for investment at any time. You select the Divisions and Fixed Allocations to which to allocate your Accumulation Value. We adjust your Accumulation Value on each Valuation Date to reflect the Divisions' investment performance and interest credited to your Fixed Allocations, any additional premium payments or partial withdrawals since the previous Valuation Date, and on each Contract processing date to reflect any deduction of the annual Contract fee. Your Accumulation Value is applied to your choice of an Annuity Option on the Annuity Commencement Date subject to our published rules at such time. See Choosing an Income Plan.

ACCUMULATION VALUE IN EACH DIVISION
ON THE CONTRACT DATE.   On the Contract Date, your Accumulation
Value is allocated to each Division as you have specified, unless the Contract is issued in a state that requires the return of premium payments during the Free Look Period, in which case, the portion of your Initial Premium not allocated to a Fixed Allocation will be allocated to the Specially Designated Division during the Free Look Period. See Your Right to Cancel or Exchange Your Contract.

ON EACH VALUATION DATE.  At the end of each subsequent Valuation
Period, the amount of Accumulation Value in each Division will be calculated as follows:

(1)We take the Accumulation Value in the Division at the end of the preceding Valuation Period.

(2)We multiply (1) by the Division's net rate of return for the current Valuation Period.

(3)We add (1) and (2).

(4)We add to (3) any additional premium payments allocated to the Division during the current Valuation Period.

(5)We add or subtract allocations to or from that Division during the current Valuation Period.

(6)We subtract from (5) any partial withdrawals and any associated charges allocated to that Division during the current Valuation Period.

(7)We subtract from (6) the amounts allocated to that Division for:

   (a)any Contract fees; and

   (b)any charge for premium taxes.

All amounts in (7) are allocated to each Division in the proportion that (6) bears to the Accumulation Value in Account B, unless the Charge Deduction Division has been specified. See Charges Deducted from the Accumulation Value.

MEASUREMENT OF INVESTMENT EXPERIENCE
INDEX OF INVESTMENT EXPERIENCE AND UNIT VALUE. The investment experience of a Division is determined on each Valuation Date. We use an index to measure changes in each Division's experience during a Valuation Period. We set the index at $10 when the first investments in a Division are made, except for the OTC, Research, Total Return, Growth and Income, and Value + Growth Divisions, which started with indices of $14.64, $16.43, $13.76, $10.94, and $11.99, respectively. The index for a current Valuation Period equals the index for the preceding Valuation Period multiplied by the experience factor for the current Valuation Period.

We may express the value of amounts allocated to the Divisions in terms of units. We determine the number of units for a given amount on a Valuation Date by dividing the dollar value of that amount by the index of investment experience for that date. The index of investment experience is equal to the value of a unit.

HOW WE DETERMINE THE EXPERIENCE FACTOR. For Divisions of Account B the experience factor reflects the investment experience of the Series of the Trust in which a Division invests as well as the charges assessed against the Division for a Valuation Period. The factor is calculated as follows:

(1)We take the net asset value of the portfolio in which the Division invests at the end of the current Valuation Period.

(2)We add to (1) the amount of any dividend or capital gains distribution declared for the investment portfolio and reinvested in such portfolio during the current Valuation
   Period. We subtract from that amount a charge for our taxes, if any.

(3)We divide (2) by the net asset value of the portfolio at the end of the preceding Valuation Period.

(4)We subtract the applicable daily mortality and expense risk charge from each Division for each day in the Valuation Period.

(5)We subtract the daily asset based administrative charge from each Division for each day in the Valuation Period.

Calculations for Divisions investing in a Series are made on a per share basis.

NET RATE OF RETURN FOR A DIVISION.  The net rate of return for a
Division during a valuation period is the experience factor for that Valuation Period minus one.

CASH SURRENDER VALUE
Your Contract's Cash Surrender Value fluctuates daily with the investment results of the Divisions, interest credited to Fixed
Allocations and any Market Value Adjustment. We do not guarantee any minimum Cash Surrender Value. On any date before the Annuity
Commencement Date while the Contract is in effect, the Cash
Surrender Value is calculated as follows:

(1)We take the Contract's Accumulation Value;

(2)We adjust (1) for any Market Value Adjustment;

(3)We deduct from (2) any charge for premium taxes; and

(4)We deduct from (3) any charges incurred but not yet deducted.

SURRENDERING TO RECEIVE THE CASH SURRENDER VALUE
The Contract may be surrendered by the Owner at any time while the Annuitant is living and before the Annuity Commencement Date.

A surrender will be effective on the date your written request and the Contract are received at our Customer Service Center. The Cash Surrender Value is determined and all benefits under the Contract will then be terminated, as of that date. For administrative purposes, we will reallocate your funds to the Specially Designated Division prior to processing the surrender. This reallocation will have no effect on the Cash Surrender Value. You may receive the Cash Surrender Value in a single sum payment or apply it under one or more Annuity Options. See The Annuity Options. We will usually pay the Cash Surrender Value within seven days but we may delay payment. See When We Make Payments.

PARTIAL WITHDRAWALS
Prior to the Annuity Commencement Date, while the Annuitant is living and the Contract is in effect, you may take partial withdrawals from the Accumulation Value by sending satisfactory notice to our Customer Service Center. Unless you specify otherwise, the amount of the withdrawal, including Market Value Adjustment, will be taken in proportion to the amount of Accumulation Value in each Division in which you are invested. If there is no Accumulation Value in those Divisions, partial withdrawals will be deducted from your Fixed Allocations starting with the Guarantee Periods nearest their Maturity Dates until we have honored your request.

There are three options available for selecting partial withdrawals, the Conventional Partial Withdrawal Option, the Systematic Partial Withdrawal Option and the IRA Partial Withdrawal Option. All three options are described below. Partial withdrawals may not be repaid. A partial withdrawal request for an amount in excess of 90% of the Cash Surrender Value will be treated as a request to surrender the Contract.

CONVENTIONAL PARTIAL WITHDRAWAL OPTION. After the Free Look Period, you may take conventional partial withdrawals. The minimum amount you may withdraw under this option is $100. A conventional partial withdrawal from a Fixed Allocation may be subject to a Market Value Adjustment.

SYSTEMATIC PARTIAL WITHDRAWAL OPTION. This option may be elected at the time you apply for a Contract, or at a later date. This option may be elected to commence in a Contract Year where a conventional partial withdrawal has been taken. However, it may not be elected while the IRA Partial Withdrawal Option is in effect.

You may choose to receive systematic partial withdrawals on a monthly, quarterly, or annual basis from your Accumulation Value in the Divisions or the Fixed Allocations. No withdrawal may be less than $100. The commencement of payments under this option may not be elected to start sooner than 28 days after the Contract Issue Date. You select the date when the withdrawals will be made but no later than the 28th day of the month. If no date is selected, the withdrawals will be made on the same calendar day of each month as the Contract Date.

You may select a dollar amount or a percentage of the Accumulation Value from the Divisions in which you are invested as the amount of your withdrawal subject to the following maximums, but in no event can a payment be less than $100:

          FREQUENCY            MAXIMUM PERCENTAGE

           Monthly                   1.25%
          Quarterly                  3.75%
           Annual                    15.00%

If a dollar amount is selected and the amount to be systematically withdrawn would exceed the applicable maximum percentage of your Accumulation Value on the withdrawal date, the amount withdrawn will be reduced so that it equals such percentage. For example, if a $500 monthly withdrawal was elected and on the withdrawal date 1.25% of the Accumulation Value equaled $300, the withdrawal amount would be reduced to $300. If a percentage is selected and the amount to be systematically withdrawn based on that percentage would be less than the minimum of $100, we would increase the amount to $100 provided it does not exceed the maximum percentage. If it is below the maximum percentage we will send the minimum. If it is above the maximum percentage we will send the amount and then cancel the option. For example, if you selected 1.0% to be systematically withdrawn on a monthly basis and that amount equaled $90, and since $100 is less than 1.25% of the Accumulation Value, we would send $100. If 1.0% equaled $75, and since $100 is more than 1.25% of the Accumulation Value we would send $75 and then cancel the option. In such a case, in order to receive systematic partial withdrawals in the future, you would be required to submit a new notice to our Customer Service Center.

Systematic Partial Withdrawals from Fixed Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency chosen. Systematic withdrawals are not subject to a Market Value Adjustment. A Fixed Allocation, however, may not participate simultaneously in both the dollar cost averaging program and the Systematic Partial Withdrawal Option.

You may change the amount or percentage of your withdrawal once each Contract Year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least seven days prior to the next scheduled withdrawal date. However, you may not change the amount or percentage of your withdrawals in any Contract Year during which you have previously taken a conventional partial withdrawal.

IRA PARTIAL WITHDRAWAL OPTION. If you have an IRA Contract and will attain age 70 1/2 in the current calendar year, distributions may be made to you to satisfy requirements imposed by Federal tax law. IRA partial withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service rules governing mandatory distributions under qualified plans. See Federal Tax Considerations. We will send you a notice before your distributions commence, and you may elect this option at that time, or at a later date. You may not elect IRA partial withdrawals while the Systematic Partial Withdrawal Option is in effect. If you do not elect the IRA Partial Withdrawal Option, and distributions are required by Federal tax law, distributions adequate to satisfy the requirements imposed by Federal tax law may be made. Thus, if the Systematic Partial Withdrawal Option is in effect, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by Federal tax law.

You may choose to receive IRA partial withdrawals on a monthly, quarterly or annual frequency. You select the day of the month when the withdrawals will be made, but it cannot be later than the 28th day of the month. If no date is selected, the withdrawals will be made on the same calendar day of the month as the Contract Date.

At your request, we will determine the amount that is required to be withdrawn from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the Statement of Additional Information. The minimum dollar amount you can withdraw is $100. At the time we determine the required partial withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the partial withdrawal amount is greater than the Accumulation Value, we will cancel the Contract and send you the amount of the Cash Surrender Value.

You may change the payment frequency of your withdrawals once each Contract Year or cancel this option at any time by sending us satisfactory notice to our Customer Service Center at least seven days prior to the next scheduled withdrawal date.

An IRA partial withdrawal in excess of the amount allowed under the Systematic Partial Withdrawal Option may be subject to a Market
Value Adjustment.

PARTIAL WITHDRAWALS IN GENERAL. CONSULT YOUR TAX ADVISOR REGARDING THE TAX CONSEQUENCES ASSOCIATED WITH TAKING PARTIAL WITHDRAWALS. A partial withdrawal made before the taxpayer reaches age 59 1/2 may result in imposition of a tax penalty of 10% of the taxable portion withdrawn. See Federal Tax Considerations for more details.

AUTOMATIC REBALANCING
If you have at least $1,200 of Accumulation Value invested in the Divisions, you may elect to participate in our automatic rebalancing program. Automatic rebalancing provides you with an easy way to maintain the particular asset allocation that you and your financial advisor have determined are most suitable for your individual long-term investment goals. We do not charge a fee for participating in our automatic rebalancing program.

Under the program you may elect to have all your allocations among the Divisions rebalanced on a quarterly, semi-annual, or annual calendar basis. The minimum size of an allocation to a Division must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the Fixed Account. The program may be used in conjunction with the systematic partial withdrawal option only where such withdrawals are taken pro rata. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the Free Look Period.

To participate in automatic rebalancing you must submit to our Customer Service Center written notice in a form satisfactory to us. We will begin the program on the last Valuation Date of the applicable calendar period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your Accumulation Value among the Divisions or if you make an additional premium payment or partial withdrawal on other than a pro rata basis. Additional premium payments and partial withdrawals effected on a pro rata basis will not cause the automatic rebalancing program to terminate.

PROCEEDS PAYABLE TO THE BENEFICIARY
If the Owner or the Annuitant (when the Owner is other than an individual) dies prior to the Annuity Commencement Date, we will pay the Beneficiary the death benefit proceeds under the Contract. Such amount may be received in a single sum or applied to any of the Annuity Options. See The Annuity Options. If we do not receive a request to apply the death benefit proceeds to an Annuity Option, a single sum distribution will be made. Any distributions from non-qualified Contracts must comply with applicable Federal tax law distribution requirements.

DEATH BENEFIT OPTIONS
Subject to our rules, there are three death benefit options that may be elected by you at issue under the Contract: the Standard Death
Benefit Option; the 7% Solution Enhanced Death Benefit Option; and the Annual Ratchet Enhanced Death Benefit Option.

The 7% Solution enhanced Death Benefit Option may only be elected at issue and only if the Owner or Annuitant (when the Owner is other than an individual) is age 75 or younger at issue. The 7% Solution Enhanced Death Benefit Option may not be available where a Contract is held by joint Owners. The Annual Ratchet Enhanced Death Benefit Option may only be elected at issue and only if the Owner or Annuitant (when the Owner is other than an individual) is age 79 or younger at issue.

If an enhanced death benefit is elected, the death benefit under the Contract is equal to the greatest of: (i) the Accumulation Value;
(ii) total premium payments less any partial withdrawals; (iii) the Cash Surrender Value; and (iv) the enhanced death benefit (see below).

We may offer a reduced death benefit under certain group and sponsored arrangements. See Other Contract Provisions, Group or
Sponsored Arrangements.

STANDARD DEATH BENEFIT OPTION. You will automatically receive the Standard Death Benefit Option unless you elect one of the enhanced death benefits. The Standard Death Benefit Option for the Contract is equal to the greatest of: (i) your Accumulation Value; (ii) total premiums less any partial withdrawals; and (iii) the Cash Surrender Value.

7% SOLUTION ENHANCED DEATH BENEFIT OPTION.
(1)We take the enhanced death benefit from the prior Valuation
   Date. On the Contract Date, the enhanced death benefit is equal to the Initial Premium.

(2)We calculate interest on (1) for the current Valuation Period at the enhanced death benefit interest rate, which rate is an annual rate of 7%; except that with respect to amounts in the Liquid Asset Division and Limited Maturity Bond Division, the interest rate applied to such amounts will be the respective net rate of return for such Divisions during the current Valuation Period, if it is less than an annual rate of 7%; and except with respect to amounts in a Fixed Allocation, the interest rate applied to such amounts will be the interest credited to such Fixed Allocation during the current Valuation Period, if it is less than an annual rate of 7%.

Each accumulated initial or additional premium payment reduced by any partial withdrawals (including any associated Market Value Adjustment incurred) allocated to such premium will continue to grow at the enhanced death benefit interest rate until reaching the maximum enhanced death benefit. Such maximum enhanced death benefit is equal to two times the initial or each additional premium paid, as reduced by partial withdrawals. Each partial withdrawal reduces the maximum enhanced death benefit as follows: first, the maximum enhanced death benefit is reduced by the amount of any partial withdrawal of earnings; second, the maximum enhanced death benefit is reduced in proportion to the reduction in the Accumulation Value for any partial withdrawal of premium (in each case, including any associated market value adjustment incurred). To the extent that partial withdrawals in a contract year do not exceed 7% of cumulative premiums and did not exceed 7% of cumulative premiums in any prior contract year, such withdrawals will be treated as withdrawals of earnings for the purpose of calculating the maximum enhanced death benefit.

(3)We add (1) and (2).

(4)We add to (3) any additional premiums paid during the current
   Valuation Period.

(5)We subtract from (4) any partial withdrawals (including any Market Value Adjustments incurred) made during the current
   Valuation Period.

ANNUAL RATCHET ENHANCED DEATH BENEFIT OPTION.
(1)We take the enhanced death benefit from the prior Valuation
   Date. On the Contract Date, the enhanced death benefit is equal to the Initial Premium.

(2)We add to (1) any additional premiums paid since the prior
   Valuation Date and subtract from (1) any partial withdrawals
   (including any Market Value Adjustments and incurred) taken since the prior Valuation Date.

(3)On a Valuation Date that occurs on or prior to the Owner's
   Attained Age 80 which is also a Contract Anniversary, we set the enhanced death benefit equal to the greater of (2) or the Accumulation Value as of such date.

On all other Valuation Dates, the enhanced death benefit is equal to
   (2).

HOW TO CLAIM PAYMENTS TO BENEFICIARY. We must receive due proof of the death of the Owner or the Annuitant (if the Owner is other than an individual) (such as an official death certificate) at our Customer Service Center before we will make any payments to the Beneficiary. We will calculate the death benefit as of the date we receive due proof of death. The Beneficiary should contact our Customer Service Center for instructions.

REPORTS TO OWNERS. We will send you a report once each calendar quarter within 31 days after the end of each calendar quarter. The report will show the Accumulation Value, the Cash Surrender Value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your Accumulation Value as of such date and the amounts deducted from or added to the Accumulation Value since the last report. The report will also include any other information that may be currently required by the insurance supervisory official of the jurisdiction in which the Contract is delivered.

We will also send you copies of any shareholder reports of the portfolios or securities in which Account B invests, as well as any other reports, notices or documents required by law to be furnished to Owners.

WHEN WE MAKE PAYMENTS
We will generally pay death benefit proceeds and the Cash Surrender Value within seven days after our Customer Service Center receives all the information needed to process the payment.

However, we may delay payment of amounts derived from the Divisions if it is not practical for us to value or dispose of shares of Account B because:

(1)The NYSE is closed for trading;

(2)The SEC determines that a state of emergency exists;

(3)An order or pronouncement of the SEC permits a delay for the protection of Owners; or,

(4)The check used to pay the premium has not cleared through the banking system. This may take up to 15 days.

During such times, as to amounts allocated to the Divisions, we may delay:

(1)Determination and payment of any Cash Surrender Value;

(2)Determination and payment of any death benefit if death occurs before the Annuity Commencement Date;

(3)Allocation changes of the Accumulation Value; or,

(4)Application under an Annuity Option of the Accumulation Value.

We reserve the right to delay payment of amounts from the Fixed
Account for up to six months.

_______________________________________________________________________
CHARGES AND FEES

We deduct the charges described below to cover our cost and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for the distribution and administration of the Contracts, for providing the benefits payable thereunder and for bearing various risks thereunder. The amount of a charge will not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, the administration charge collected may not fully cover all of the actual administrative expenses incurred by us.

CHARGE DEDUCTION DIVISION
You may specify at issue if you wish to have all charges against the Accumulation Value deducted from the Liquid Asset Division. We call this the Charge Deduction Division Option, and within this context refer to the Liquid Asset Division as the Charge Deduction Division. If you do not elect this option, or if the amount of the charges is greater than the amount in the Division, the charges will be deducted as discussed below. You may also choose to elect or cancel this option while the Contract is in force by sending satisfactory notice to our Customer Service Center.

CHARGES DEDUCTED FROM THE ACCUMULATION VALUE
We invest the entire amount of the initial and any additional premium payments in the Divisions and the Fixed Allocations you select, subject to certain restrictions. See Restrictions on Allocation of Premium Payments. We then may deduct certain amounts from your Accumulation Value. We may reduce certain fees and charges, including any administration, and mortality and expense risk charges, under group or sponsored arrangements. See Group or Sponsored Arrangements. Unless you have elected the Charge Deduction Division, charges are deducted proportionately from all affected Divisions in which you are invested. If there is no Accumulation Value in those Divisions, we will deduct charges from your Fixed Allocations starting with the Guarantee Periods nearest their Maturity Dates until such charges have been paid. The charges we deduct are:

PREMIUM TAXES. We make a charge for state and local premium taxes in certain states which can range from 0% to 3.5% of premium. The charge depends on the Owner's state of residence. We reserve the right to change this amount to conform with changes in the law or if the Owner changes state of residence.

Premium taxes are generally incurred on the Annuity Commencement Date and a charge for such premium taxes is then deducted from your Accumulation Value on such date. However, some jurisdictions impose a premium tax at the time that initial and additional premiums are paid, regardless of the Annuity Commencement Date. In those states we may initially defer collection of the amount of the charge for premium taxes from your Accumulation Value and deduct it against Accumulation Value on surrender of the Contract, partial withdrawals or on the Annuity Commencement Date.

ADMINISTRATIVE CHARGE. The administrative charge is incurred at the beginning of the Contract processing period and deducted at the end of each Contract processing period. We deduct this charge when determining the Cash Surrender Value payable if you surrender the Contract prior to the end of a Contract processing period. If the Accumulation Value at the end of the Contract processing period equals or exceeds $100,000 or the sum of the premiums paid equals or exceeds $100,000, the charge is zero. Otherwise, the amount deducted is $40 per Contract Year.

EXCESS ALLOCATION CHARGE. We currently do not assess a charge for allocation changes made during a Contract Year. We reserve the right, however, to assess a $25 charge for each allocation change after the twelfth allocation change in a Contract Year. This amount represents the maximum we will charge. The charge would be deducted from the Divisions and the Fixed Allocations from which each such reallocation is made in proportion to the amount being transferred from each such Division and Fixed Allocation unless you have chosen to use the Charge Deduction Division. Any allocations or transfers due to the election of dollar cost averaging and reallocation under the provision What Happens if a Division is Not Available will not be included in determining if the excess allocation charge should apply.

CHARGES DEDUCTED FROM THE DIVISIONS
MORTALITY AND EXPENSE RISK CHARGE. The amount of the mortality and expense risk charge depends on the death benefit option that has been elected. If the Standard Death Benefit Option is elected, the charge is equivalent, on an annual basis, to 1.25% of the assets in each Division. The charge is deducted on each Valuation Date at the rate of .003446% for each day in the Valuation Period. If an enhanced death benefit is elected, the charge is equivalent, on an annual basis, to 1.40% for the Annual Ratchet Death Benefit Option, or 1.55% for the 7% Solution Death Benefit Option, of the assets in each Division. The charge is deducted on each Valuation Date at the rate of .003863% or .004280%], respectively, for each day in the Valuation Period.

ASSET BASED ADMINISTRATIVE CHARGE. We will deduct a daily charge from the assets in each Division, to compensate us for a portion of the administrative expenses under the Contract. The daily charge is at a rate of 0.000411% (equivalent to an annual rate of 0.15%) on the assets in each Division.

TRUST EXPENSES
There are fees and charges deducted from each Series of the GCG
Trust and the ESS Trust. Please read the respective Trust prospectus for details.

_______________________________________________________________________
CHOOSING YOUR ANNUITIZATION OPTIONS

ANNUITIZATION OF YOUR CONTRACT
If the Annuitant and Owner are living on the Annuity Commencement Date, we will begin making payments to the Owner under an income plan. We will make these payments under the Annuity Option chosen. You may change an Annuity Option by making a written request to us at least 30 days prior to the Annuity Commencement Date of the Contract. The amount of the payments will be determined by applying your Accumulation Value adjusted for any applicable Market Value Adjustment on the Annuity Commencement Date in accordance with The Annuity Options section below, subject to our published rules at such time. See When We Make Payments.

You may also elect an Annuity Option on surrender of the Contract for its Cash Surrender Value or you may choose one or more Annuity Options for the payment of death benefit proceeds while it is in effect and before the Annuity Commencement Date. If, at the time of the Owner's death or the Annuitant's death (if the Owner is not an individual), no option has been chosen for paying death benefit proceeds, the Beneficiary may choose an option within 60 days. In all events, payments of death benefit proceeds must comply with the distribution requirements of applicable Federal tax law.

The minimum monthly annuity income payment that we will make is $20. We may require that a single sum payment be made if the Accumulation Value is less than $2,000 or if the calculated monthly annuity income payment is less than $20.

For each option we will issue a separate written agreement putting the option into effect. Before we pay any annuity benefits, we require the return of the Contract. If your Contract has been lost, we will require that you complete and return the applicable Contract form. Various factors will affect the level of annuity benefits including the Annuity Option chosen, the applicable payment rate used and the investment results of the Divisions and interest credited to the Fixed Allocations in which the Accumulation Value has been invested.

Some annuity options may provide only for fixed payments. Fixed Annuity Payments are regular payments, the amount of which is fixed and guaranteed by us. The amount of the payments will depend only on the form and duration of payments chosen, the age of the Annuitant or Beneficiary (and sex, where appropriate), the total Accumulation Value applied to purchase the fixed option, and the applicable payment rate.

Our approval is needed for any option where:

(1)The person named to receive payment is other than the Owner or Beneficiary;

(2)The person named is not a natural person, such as a corporation;
   or

(3)Any income payment would be less than the minimum annuity income payment allowed.

ANNUITY COMMENCEMENT DATE SELECTION
You select the Annuity Commencement Date. You may select any date following the fifth Contract Anniversary but before the Contract Processing Date in the month following the Annuitant's 90th birthday. If you do not select a date, the Annuity Commencement Date will be in the month following the Annuitant's 90th birthday. However, in the state of Pennsylvania the Annuity Commencement Date may not be later than in the month following the Annuitant's 85th birthday for Annuitants with an Issue Age of 80 and under. If the Annuity Commencement Date occurs when the Annuitant is at an advanced age, such as over age 85, it is possible that the Contract will not be considered an annuity for Federal tax purposes. See Federal Tax Considerations. For a Contract purchased in connection with a qualified plan, distribution must commence not later than April 1st of the calendar year following the calendar year in which you attain age 70 1/2. Consult your tax advisor.

FREQUENCY SELECTION
You choose the frequency of the Annuity Payments. They may be monthly, quarterly, semi-annually or annually. If we do not receive written notice from you, the payments will be made monthly. There may be certain restrictions on minimum payments that we will allow.

THE ANNUITIZATION OPTIONS
There are four options to choose from as shown below. Options 1 through 3 are fixed and option 4 may be fixed or variable. For a fixed option, the Accumulation Value in the Divisions is transferred to the general account.

OPTION 1. INCOME FOR A FIXED PERIOD. Payment is made in equal installments for a fixed number of years based on the Accumulation Value as of the Annuity Commencement Date. We guarantee that each monthly payment will be at least the amount set forth in the Contract. Guaranteed amounts for annual, semi-annual and quarterly payments are available upon request. Illustrations are available upon request. If the Cash Surrender Value or Accumulation Value is applied under this option, a 10% penalty tax may apply to the taxable portion of each income payment until the Owner reaches age 59 1/2.

OPTION 2. INCOME FOR LIFE. Payment is made in equal monthly installments and guaranteed for at least a period certain. The period certain can be 10 or 20 years. Other periods certain may be available on request. A refund certain may be chosen instead. Under this arrangement, income is guaranteed until payments equal the amount applied. If the person named lives beyond the guaranteed period, payments continue until his or her death. We guarantee that each payment will be at least the amount set forth in the Contract corresponding to the person's age on his or her last birthday before the option's effective date. Amounts for ages not shown in the Contract are available upon request.

OPTION 3. JOINT LIFE INCOME. This option is available if there are two persons named to receive payments. At least one of the persons named must be either the Owner or Beneficiary of the Contract. Monthly payments are guaranteed and are made as long as at least one of the named persons is living. There is no minimum number of payments. Monthly payment amounts are available upon request.

OPTION 4. ANNUITY PLAN. An amount can be used to buy any single premium annuity we offer on the option's effective date.

PAYMENT WHEN NAMED PERSON DIES
When the person named to receive payment dies, we will pay any amounts still due as provided by the option agreement. The amounts still due are determined as follows:

(1)For option 1, or any remaining guaranteed payments under option 2, payments will be continued. Under options 1 and 2, the discounted values of the remaining guaranteed payments may be paid in a single sum. This means we deduct the amount of the interest each remaining guaranteed payment would have earned had it not been paid out early. The discount interest rate is never less than 3% for option 1 for option 2 per year. We will, however, base the discount interest rate on the interest rate used to calculate the payments for options 1 and 2 if such payments were not based on the tables in the Contract.

(2)For option 3, no amounts are payable after both named persons have died.

(3)For option 4, the annuity agreement will state the amount due, if any. Other Contract Provisions

IN CASE OF ERRORS IN APPLICATION INFORMATION
If an age or sex given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought at the correct age or sex.

SENDING NOTICE TO US. Any written notices, inquiries or requests should be sent to our Customer Service Center. Please include your name, your Contract number and, if you are not the Annuitant, the name of the Annuitant.

ASSIGNING THE CONTRACT AS COLLATERAL. You may assign a non-qualified Contract as collateral security for a loan or other obligation. This does not change the Ownership. However, your rights and any Beneficiary's rights are subject to the terms of the assignment. See Transfer of Annuity Contracts, and Assignments. An assignment may have Federal tax consequences. See Federal Tax
Considerations.

You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

NON-PARTICIPATING. The Contract does not participate in the divisible surplus of Golden American.

AUTHORITY TO MAKE AGREEMENTS.   All agreements made by us must be
signed by our president or a vice president and by our secretary or an assistant secretary. No other person, including an insurance agent or broker, can change any of the Contract's terms, make any can change any of the Contract's terms, make any agreements binding on us or extend the time for premium payments.

CONTRACT CHANGES -- APPLICABLE TAX LAW
We reserve the right to make changes in the Contract to the extent we deem it necessary to continue to qualify the Contract as an annuity. Any such changes will apply uniformly to all Contracts that are affected. You will be given advance written notice of such changes.

YOUR RIGHT TO CANCEL OR EXCHANGE YOUR CONTRACT
CANCELLING YOUR CONTRACT. You may cancel your Contract within your Free Look Period, which is ten days after you receive your Contract. For purposes of administering our allocation and administrative rules, we deem this period to expire 15 days after the Contract is mailed to you. Some states may require a longer Free Look Period. If you decide to cancel, you may mail or deliver the Contract to our Customer Service Center. We will refund the Accumulation Value adjusted for any Market Value Adjustment plus any charges we deducted, and the Contract will be voided as of the date we receive the Contract and your request. Some states require that we return the premium paid. In these states, we require your premiums designated for investment in the Divisions of Account B be allocated to the Specially Designated Division during the Free Look Period. Premiums designated for the Fixed Account will be allocated to a Fixed Allocation with the Guarantee Period you have chosen; however, we reserve the right to require such premiums to allocate to the Specially Designated Division during the Free Look Period. If you do not choose to exercise your right to cancel during the Free Look Period, then at the end of the Free Look Period your money will be invested in the Divisions chosen by you, based on the index of investment experience next computed for each Division. See Facts About the Contract, Measurement of Investment Experience, Index of Experience and Unit Value.

EXCHANGING YOUR CONTRACT.  For information regarding exchanges under
Section 1035 of the Internal Revenue Code of 1986, as amended, see Federal Tax Considerations.

OTHER CONTRACT CHANGES
You may change the Contract to another annuity plan subject to our rules at the time of the change.

GROUP OR SPONSORED ARRANGEMENTS
For certain group or sponsored arrangements, we may reduce any administration and mortality and expense risk charges. We may also change the minimum initial and additional premium requirements, or offer a reduced death benefit. Group arrangements include those in which a trustee or an employer, for example, purchases Contracts covering a group of individuals on a group basis. Sponsored arrangements include those in which an employer allows us to sell Contracts to its employees on an individual basis.

Our costs for sales, administration, and mortality generally vary with the size and stability of the group among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, including our requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy Contracts or that have been in existence less than six months will not qualify for reduced charges.

We will make these and any similar reductions according to our rules in effect when an application or enrollment form for a Contract is approved. We may change these rules from time to time. Any variation in the administrative charge will reflect differences in costs or services and will not be unfairly discriminatory.

SELLING THE CONTRACT
DSI is principal underwriter and distributor of the Contract as well as for other Contracts issued through Account B and other separate accounts of Golden American. We pay DSI for acting as principal underwriter under a distribution agreement. The offering of the Contract will be continuous.

DSI has entered into and will continue to enter into sales agreements with broker-dealers to solicit for the sale of the Contract through registered representatives who are licensed to sell securities and variable insurance products including variable annuities. These agreements provide that applications for Contracts may be solicited by registered representatives of the broker-dealers appointed by Golden American to sell its variable life insurance and variable annuities. These broker-dealers are registered with the SEC and are members of the National Association of Securities Dealers, Inc. ("NASD"). The registered representatives are authorized under applicable state regulations to sell variable life insurance and variable annuities. The writing agent will receive an annual trail commission which is equivalent to a maximum of 1% of the Accumulation Value.

_______________________________________________________________________
REGULATORY INFORMATION

VOTING RIGHTS
ACCOUNT B. We will vote the shares of a Trust owned by Account B according to your instructions. However, if the Investment Company Act of 1940 or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so.

We determine the number of shares that you have in a Division by dividing the Contract's Accumulation Value in that Division by the net asset value of one share of the portfolio in which a Division invests. Fractional votes will be counted. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust's meeting. We will ask you for voting instructions by mail at least 10 days before the meeting.

If we do not get your instructions in time, we will vote the shares in the same proportion as the instructions received from all Contracts in that Division. We will also vote shares we hold in Account B which are not attributable to Owners in the same proportion.

STATE REGULATION
We are regulated and supervised by the Insurance Department of the State of Delaware, which periodically examines our financial condition and operations. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable Contract offered by this prospectus has been approved by the Insurance Department of the State of Delaware and by the Insurance Departments of other jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

LEGAL PROCEEDINGS
Golden American, as an insurance company, is ordinarily involved in litigation. We do not believe that any current litigation is material and we do not expect to incur significant losses from such actions.

LEGAL MATTERS
The legal validity of the Contract described in this prospectus has been passed on by Myles R. Tashman, Esquire, Executive Vice
President, General Counsel and Secretary of Golden American.
Sutherland, Asbill & Brennan, L.L.P. of Washington, D.C. has provided advice on certain matters relating to Federal securities laws.

EXPERTS
The audited financial statements of Golden American Life Insurance Company, Separate Account B and The Managed Global Account of Separate Account D appearing or incorporated by reference in the Statement of Additional Information and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing or incorporated by reference in the Statement of Additional Information and in the Registration Statement and are included or incorporated by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

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MORE INFORMATION ABOUT GOLDEN AMERICAN LIFE INSURANCE COMPANY

SELECTED FINANCIAL DATA
The following selected financial data prepared in accordance with generally accepted accounting principles ("GAAP") for Golden
American should be read in conjunction with the financial statements and notes thereto included in this Prospectus.

On August 13, 1996, Equitable of Iowa acquired all the outstanding capital stock of BT Variable, Inc., the parent of Golden American. For GAAP financial statement purposes, the change in control of Golden American through the acquisition was accounted for as a purchase acquisition. As a result, the GAAP financial data presented below for periods subsequent to August 13, 1996, are presented on the Post-Acquisition new basis of accounting while the financial statement data prior to August 14, 1996 is presented on a Pre-Acquisition historical basis of accounting.

                                             SELECTED GAAP BASIS FINANCIAL DATA
                                                       (IN THOUSANDS)
                         -----------------------------------------------------------------------------
                              POST-
                           ACQUISITION                         PRE-ACQUISITION
                         --------------- -------------------------------------------------------------
                         FOR THE PERIOD  FOR THE PERIOD
                         AUGUST 14, 1996 JANUARY 1, 1996
                             THROUGH         THROUGH     FOR THE FISCAL YEARS ENDED DECEMBER 31
                          DECEMBER 31,     AUGUST 13,    ----------------------------------------
                              1996            1996          1995       1994       1993    1992(A)
                         --------------- --------------- ---------- ---------- --------  --------
Annuity and Interest
 Sensitive Life Product
 Charges................   $    8,768        $12,259     $   18,388 $   17,519 $ 10,192  $    694
Net Income before
 Federal Income Tax.....   $      570        $ 1,736     $    3,364 $    2,222 $ (1,793) $   (508)
Net Income (Loss).......   $      350        $ 3,199     $    3,364 $    2,222 $ (1,793) $   (508)
Total Assets............   $1,677,899            N/A     $1,197,688 $1,044,760 $886,155  $320,539
Total Liabilities.......   $1,537,415            N/A     $1,099,563 $  955,254 $857,558  $306,197
Total Stockholder's
 Equity.................   $  140,484            N/A     $   98,125 $   89,506 $28,597   $ 14,342

_______________

(a)Results for 1992 are for the period September 30, 1992 (date of acquisition) to December 31, 1992.

The following selected financial data was prepared on the basis of statutory accounting practices ("SAP"), which have been prescribed by the Department of Insurance of the State of Delaware and the National Association of Insurance Commissioners. These practices differ in certain respects from GAAP. The selected financial data should be read in conjunction with the financial statements and notes thereto included in this Prospectus, which describe the differences between SAP and GAAP. See the Company's Annual Report for more detail.

                                     SELECTED STATUTORY FINANCIAL DATA
                                               (IN THOUSANDS)
                          -------------------------------------------------------------
                               FOR THE FISCAL YEARS ENDED DECEMBER 31
                          ----------------------------------------------------
                             1996        1995       1994      1993      1992
                          ----------  ----------  --------  --------  --------
Premiums & Annuity
 Considerations.........  $  442,852  $  124,687  $294,550  $505,465  $191,039
Net Income (Loss) before
 Federal Income Tax.....  $   (9,137) $   (4,117) $(11,260) $ (9,417) $ (4,225)
Net Income (Loss).......  $   (9,188) $   (4,117) $(11,260) $ (9,401) $ (3,986)
Total Assets............  $1,544,931  $1,124,840  $988,180  $834,123  $302,200
Total Liabilities.......  $1,464,502  $1,058,483  $921,888  $815,301  $289,995
Total Capital &
 Surplus................  $   80,430  $   66,357  $ 66,292  $ 18,822  $ 12,205

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The purpose of this section is to discuss and analyze the Company's consolidated results of operations. In addition, some analysis and information regarding financial condition and liquidity and capital resources has also been provided. This analysis should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this report. The Company reports financial results on a consolidated basis. The consolidated financial statements include the accounts of the Golden American Life Insurance Company ("Golden American") and its subsidiary, First Golden American Life Insurance Company New York ("First Golden," and collectively with Golden American the "Company").

RESULTS OF OPERATIONS
CHANGE IN CONTROL. On August 13, 1996, Equitable acquired all of the outstanding capital stock of BT Variable, Inc. ("BT Variable") and its wholly owned subsidiaries Golden American and Directed Services, Inc. ("DSI") for $144 million. The purchase price consisted of $93 million in cash paid to Whitewood (parent of BT Variable) and $51 million in cash paid to Bankers Trust (parent of Whitewood) to retire certain debt owed by BT Variable to Bankers Trust.

For financial statement purposes, the change in control of Golden American through the acquisition of BT Variable was accounted for as a purchase acquisition effective August 14, 1996. This acquisition resulted in a new basis of accounting reflecting estimated fair values of assets and liabilities at that date. As a result, the Company's financial statements for periods subsequent to August 13, 1996, are presented on the Post-Acquisition new basis of accounting, while the financial statements for August 13, 1996 and prior periods are presented on the Pre-Acquisition historical cost basis of accounting.

The purchase price was allocated to the three companies purchased-- BT Variable, DSI, and Golden American. Goodwill of $39.3 million was established for the excess of the acquisition cost over the fair value of the assets and liabilities and pushed down to Golden American. The acquisition cost is preliminary with respect to the final settlement of taxes with Bankers Trust and estimated expenses and, as a result, goodwill may change. The allocation of the purchase price to Golden American was approximately $139.9 million. Goodwill resulting from the acquisition is being amortized over 25 years on a straight line basis. The carrying value will be reviewed periodically for any indication of impairment in value.

BUSINESS ENVIRONMENT. The current business and regulatory environment remains challenging for the insurance industry. Increasing competition from traditional insurance carriers as well as banks and mutual fund companies offer consumers many choices. However, overall demand for variable products remains strong for several reasons including: strong stock market performance over the last 3 years; relatively low interest rates; an aging U.S. population that is increasingly concerned about retirement and estate planning, as well as maintaining their standard of living in retirement; and potential reductions in government and employer-provided benefits at retirement as well as lower public confidence in the adequacy of those benefits.

In 1995, Golden American experienced a significant decline in sales, due to a number of factors. First, some portfolio managers performed poorly in 1993 and 1994. Second, as more products came to market the cost structure of the DVA product became less competitive. Third, because no fixed interest rate options were available in 1994 during a time of rising interest rates and flat or declining equity markets, market share was lost. Consequently, the Company took steps to respond to these business challenges. Several portfolio managers were replaced and new funds were added to give contractholders more options. In October of 1995, the Company introduced the Combination Deferred Variable and Fixed Annuity (GoldenSelect DVA PLUS) and the GoldenSelect Genesis I and Genesis Flex life insurance products.

The analysis following combines the post-acquisition and pre-acquisition activity for 1996 in order to compare the results to 1995. Such a comparison does not recognize the impact of the purchase accounting and goodwill amortization except for the period after August 13, 1996.

PREMIUMS

                               POST-
                            ACQUISITION     COMBINED         PRE-ACQUISITION
                          --------------- ------------ ----------------------------
                          FOR THE PERIOD  FOR THE YEAR
                          AUGUST 14, 1996    ENDED     FOR THE PERIOD  FOR THE YEAR
                              THROUGH     DECEMBER 31, JANUARY 1,1996     ENDED
                           DECEMBER 31,       1996         THROUGH     DECEMBER 31,
                               1996         COMBINED   AUGUST 13, 1996     1995
                          --------------- ------------ --------------- ------------
                                           (DOLLARS IN THOUSANDS)
Variable annuity
 premiums...............     $169,258       $427,630      $258,372      $110,587
Variable life premiums..        3,619         14,125        10,506         5,114
                             --------       --------      --------      --------
 Total premiums.........     $172,877       $441,755      $268,878      $115,701
                             ========       ========      ========      ========

Variable annuity premiums increased 286.4%, or $317.0 million, in 1996, and variable life premiums increased 176.2%, or $9.0 million, in 1996. Strong stock market returns, a relatively low interest rate environment and flat yield curve have made returns provided by variable annuities and mutual funds more attractive than fixed rate products such as certificates of deposits and fixed annuities. During 1995, the fund offerings underlying Golden American's variable products were improved and a fixed account option was added. These changes and the current environment have contributed to the significant growth in the Company's variable annuity premiums from 1995. Premiums, net of reinsurance, for variable products from two significant sellers for the year ended December 31, 1996, totaled $298.0 million, or 67% of premiums.

REVENUES

                               POST-
                            ACQUISITION     COMBINED         PRE-ACQUISITION
                          --------------- ------------ ----------------------------
                          FOR THE PERIOD  FOR THE YEAR
                          AUGUST 14, 1996    ENDED     FOR THE PERIOD  FOR THE YEAR
                              THROUGH     DECEMBER 31, JANUARY 1, 1996    ENDED
                           DECEMBER 31,       1996         THROUGH     DECEMBER 31,
                               1996         COMBINED   AUGUST 13, 1996     1995
                          --------------- ------------ --------------- ------------
                                           (DOLLARS IN THOUSANDS)
Annuity and interest
 sensitive life product
 charges................      $ 8,768       $21,027        $12,259       $18,388
Management fee revenue..          877         2,267          1,390           987
Net investment income...        5,795        10,785          4,990         2,818
Realized gains (losses)
 on investments.........           42          (378)          (420)          297
Other income............          486           556             70            63
                              -------       -------        -------       -------
                              $15,968       $34,257        $18,289       $22,553
                              =======       =======        =======       =======

Total revenues increased 51.9%, or $11.7 million, to $34.3 million in 1996. Annuity and interest sensitive life product charges increased 14.4%, or $2.6 million in 1996. The increase is due to additional fees earned from the increasing block of business under management in the Separate Accounts and an increase in the collection of surrender charges partially offset by a decrease in the revenue recognition of net distribution fees.

Golden American provides certain managerial and supervisory services to DSI. This fee, calculated as a percentage of average assets in the variable separate accounts, was $2.3 million for 1996 and $1.0 million for 1995.

Net investment income increased 287.7%, or $8.0 million, to $10.8 million in 1996 from $2.8 million in 1995. This increase resulted from growth in invested assets. During 1996, the Company had realized losses on the disposal of investments, which were the result of voluntary sales, of $0.4 million compared to realized gains of $0.3 million in 1995.

EXPENSES

                                                POST-
                                             ACQUISITION     COMBINED         PRE-ACQUISITION
                                           --------------- ------------ ----------------------------
                                           FOR THE PERIOD  FOR THE YEAR FOR THE PERIOD
                                           AUGUST 14, 1996    ENDED     JANUARY 1, 1996 FOR THE YEAR
                                               THROUGH     DECEMBER 31,   THROUGH        ENDED
                                            DECEMBER 31,       1996       AUGUST 13,    DECEMBER 31,
QUARTER                                         1996         COMBINED       1996           1995
-------                                    --------------- ------------ --------------- ------------
                                                            (DOLLARS IN THOUSANDS)
Insurance benefits and expenses:
 Annuity and interest sensitive
   life benefits:
 Interest credited to account balances....    $  5,741       $ 10,096      $ 4,355       $ 1,322
 Benefit claims incurred in excess of
   account balances.......................       1,262          2,177          915         1,824
Underwriting, acquisition, and insurance
   expenses:
 Commissions..............................       9,866         26,415       16,549         7,983
 General expenses.........................       5,906         15,328        9,422        12,650
 Insurance taxes..........................         672          1,897        1,225           952
 Policy acquisition costs deferred........     (11,712)       (31,012)     (19,300)       (9,804)
Amortization:
 Deferred policy acquisition costs........         244          2,680        2,436         2,710
 Present value of in force acquired.......       2,745          3,696          951         1,552
 Goodwill.................................         589            589           --            --
                                              --------       --------      --------      -------
                                              $ 15,313       $ 31,866      $16,553       $19,189

Total insurance benefits and expenses increased 66.1%, or $12.7 million, in 1996 from $19.2 million in 1995. Interest credited to account balances increased 663.6%, or $8.8 million, in 1996 as a result of higher account balances associated with the Company's fixed account option within its variable products. Benefit claims incurred in excess of account balances increased 19.4%, or $0.4 million, in 1996 from $1.8 million in 1995.

Commissions increased 230.9%, or $18.4 million, in 1996 from $8.0 million in 1995. Insurance taxes increased 99.3%, or $0.9 million, in 1996 from $1.0 million in 1995. Increases and decreases in commissions and insurance taxes are generally related to changes in the level of variable product sales. Most costs incurred as the result of new sales have been deferred, thus having very little impact on earnings.

General expenses increased 21.2%, or $2.7 million, in 1996 from $12.7 million in 1995. The Company uses a network of wholesalers to distribute its products and the salaries of these wholesalers are included in general expenses. The portion of these salaries and related expenses which vary with sales production levels are deferred, thus having little impact on earnings. Management expects general expenses to continue to increase in 1997 as a result of the emphasis on expanding the salaried wholesaler distribution network.

The Company's deferred policy acquisition costs ("DPAC"), previous balance of present value of in force acquired ("PVIF") and unearned revenue reserve, as of the purchase date, were eliminated and an asset of $85.8 million representing the PVIF was established for all policies in force at the acquisition date. The amortization of PVIF and DPAC increased $2.1 million, or 49.6%, in 1996. Based on current conditions and assumptions as to the impact of future events on acquired policies in force, amortization of PVIF is expected to be approximately $9.7 million in 1997, $10.1 million in 1998, $9.2 million in 1999, $7.9 million in 2000 and $6.8 million in 2001. The elimination of the unearned revenue reserve, related to in force acquired at the acquisition date, will result in lower annuity and interest sensitive life product charges compared to 1995 levels.

Amortization of goodwill during the period from the acquisition date to December 31, 1996 totaled $0.6 million. Goodwill resulting from the acquisition is being amortized on a straight-line basis over 25 years and is expected to total $1.6 million annually.

INCOME. Net income on a combined basis for 1996 was $3.5 million, an increase of $0.2 million, or 5.5%, from 1995.

1995 COMPARED TO 1994. Net income for 1995 was $3.4 million, an increase of $1.1 million or 51% from 1994.

Variable life and annuity product fees and policy charges were $18.4 million in 1995, an increase of $0.9 million or 5% from 1994. This increase was due to an additional $0.9 million in fees earned from the increasing block of business under management in the separate accounts, an increase of $1.5 million in the collection of surrender charges, and a decrease of $1.5 million in the revenue recognition of net distribution fees.

Net investment income was $2.8 million for 1995, an increase of $2.3 million or 403% over the comparable 1994 period. Approximately $1.5 million of the increase was due to the additional investment income earned on invested assets held to back the fixed interest divisions that were introduced in 1995. The balance of the increase in investment income was attributable to an increase in the investment income on surplus.

In 1995, the service agreement between DSI and Golden American was amended to provide for a management fee from DSI to Golden American for certain managerial and supervisory services provided by Golden American. This fee, calculated as a percentage of average assets in the variable separate accounts, was $1.0 million for 1995.

Policy benefits were $3.2 million for 1995, an increase of $3.1 million from 1994. In 1995, benefit expenses increased $1.3 million as a result of interest credited to policyholders related to the fixed interest divisions introduced in 1995. Additionally, death benefit costs net of reinsurance increased by $.3 million in 1995 as compared to 1994. Additionally, 1994 policy benefits reflected a $1.5 million decrease in mortality reserves.

Commissions and overrides were $7.7 million in 1995, a decrease of $9.1 million or 54% from 1994. The decrease in commissions resulted from the decrease in new business premium receipts which went from $310.7 million in 1994 to $130.5 million in 1995, a decrease of 55%.

Employee related expenses and general administrative and operating expenses were a combined $13.7 million for 1995, an increase of $.3 million or 2.5% from 1994.

Interest expense was $0 for 1995 as compared to $2.0 million in 1994. The elimination of interest expense in 1995 resulted from the retirement of the Company's debt in December 1994 with the proceeds from the issuance of preferred stock. In 1995, the Company paid dividends on preferred stock of $3.4 million. There were no preferred stock dividends in 1994.

Amortization of intangible assets, deferred policy acquisition costs and unamortized cost assigned to insurance contracts in force, was $4.3 million for 1995, a decrease of $2.5 million or 37% from the prior year. The intangible assets are being amortized over the lives of the policies in relation to the present value of estimated future gross profits. The relatively strong performance of the funds in 1995 has slowed the amortization in 1995 as compared to 1994. Additionally, amortization was increased in 1994 due to the decrease in mortality reserves during 1994.

FINANCIAL CONDITION
INVESTMENTS. The financial statement carrying value of the Company's total investments grew 381.9% in 1996. The amortized cost basis of the Company's total investment portfolio grew 388.3% during the same period. All of the Company's investments, other than mortgage loans, are carried at fair value in the Company's financial statements. As such, growth in the carrying value of the Company's investment portfolio included changes in unrealized appreciation and depreciation of fixed maturity and equity securities as well as growth in the cost basis of these securities. Growth in the cost basis of the Company's investment portfolio resulted from the investment of premiums from the sale of the Company's variable insurance products. Late in 1995, the fixed account option was offered within the Company's variable products. The large growth in invested assets during 1996 was primarily a result of premium inflow from this fixed account option. The Company manages the growth of its insurance operations in order to maintain adequate capital ratios.

To support the fixed account option of the Company's variable insurance products, cash flow was invested primarily in fixed maturity securities. At December 31, 1996, the Company's investment portfolio at amortized cost was $314.7 million with a yield of 6.9% and carrying value of $315.1 million.

FIXED MATURITY SECURITIES: At December 31, 1996 the Company had fixed maturities with an amortized cost of $275.2 million and a market value of $275.6 million. The ratings assigned by Standard & Poor's Corporation ("Standard & Poor's") to the individual securities in the companies fixed maturities portfolio (shown at amortized cost) include investment grade securities comprising U.S. governments, agencies and AAA corporates to BBB- ($242.7 million or 88.2%), and below investment grade securities BB+ to BB- ($28.4 million or 10.3%). Securities not rated by Standard & Poor's had an NAIC rating of 1 or 2 ($4.1 million or 1.5%).

The Company classifies 100% of its securities as available for sale. On December 31, 1996, fixed income securities with an amortized cost of $275.1 million and an estimated fair value of $275.6 million were designated as available for sale. Net unrealized appreciation of fixed maturity securities of $0.4 million was comprised of gross appreciation of $1.2 million and gross depreciation of $0.8 million. Unrealized holding gains on these securities, net of adjustments to deferred policy acquisition costs and deferred income taxes, increased stockholder's equity by $0.3 million at December 31, 1996.

The Company began investing in below investment grade securities during 1996. At December 31, 1996, the amortized cost value of the Company's total investment in below investment grade securities was $25.9 million, or 8.2%, of the Company's investment portfolio. The Company intends to purchase additional below investment grade securities, but it does not expect the percentage of its portfolio invested in below investment grade securities to exceed 10% of its investment portfolio. At December 31, 1996, the yield at amortized cost on the Company's below investment grade portfolio was 8.4% compared to 6.7% for the Company's investment grade corporate bond portfolio. The Company estimates that the fair value of its below investment grade portfolio was $26.1 million, or 100.7% of amortized cost value, at December 31, 1996.

Below investment grade securities have different characteristics than investment grade corporate debt securities. Risk of loss upon default by the borrower is significantly greater with respect to below investment grade securities than with other corporate debt securities. Below investment grade securities are generally unsecured and are often subordinated to other creditors of the issuer. Also, issuers of below investment grade securities usually have higher levels of debt and are more sensitive to adverse economic conditions, such as recession or increasing interest rates, than are investment grade issuers. The Company attempts to reduce the overall risk in its below investment grade portfolio, as in all of its investments, through careful credit analysis, strict investment policy guidelines, and diversification by company and by industry.

The Company analyzes its investment portfolio, including below investment grade securities, at least quarterly in order to determine if its ability to realize its carrying value on any investment has been impaired. For debt and equity securities, if impairment in value is determined to be other than temporary (i.e. if it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the security), the cost basis of the impaired security is written down to fair value, which becomes the security's new cost basis. The amount of the writedown is included in earnings as a realized loss. Future events may occur, or additional or updated information may be received, which may necessitate future write-downs of securities in the Company's portfolio. Significant write-downs in the carrying value of investments could materially adversely affect the Company's net income in future periods.

At December 31, 1996, no fixed maturity securities were deemed to have impairments in value that are other than temporary. The
Company's fixed maturity investment portfolio had a combined yield at amortized cost of 6.9% at December 31, 1996.

MORTGAGE LOANS: Mortgage loans represent 10.0% of the Company's investment portfolio. Subsequent to the acquisition, the Company purchased mortgage loans from an affiliate to broaden its investment alternatives. Mortgages outstanding were $31.5 million at December 31, 1996 with an estimated fair value of $31.0 million. The Company's mortgage loan portfolio includes 18 loans with an average size of $1.7 million and average seasoning of 1.9 years if weighted by the number of loans, and 2.0 years if weighted by mortgage loan carrying values. The Company's mortgage loans are typically secured by occupied buildings in major metropolitan locations and not speculative developments, and are diversified by type of property and geographic location. At December 31, 1996, the yield on the Company's mortgage loan portfolio was 7.6%.

At December 31, 1996, no mortgage loans were delinquent by 90 days or more. The Company does not expect to incur material losses from its mortgage loan portfolio. The Company's loan investment strategy is consistent with that of other life insurance subsidiaries of its ultimate parent, Equitable. Equitable has experienced a historically low default rate in its mortgage loan portfolio and has been able to recover 99% of the principal amount of problem mortgages resolved in the last three years.

At December 31, 1996, the Company had no investments in default. The Company estimates its total investment portfolio, excluding policy loans, had a fair value approximately equal to 100.0% of its amortized cost value for accounting purposes at December 31, 1996.

OTHER ASSETS. Accrued investment income increased $3.4 million during 1996 due to an increase in new fixed income investments and in the overall size of the portfolio resulting from the investment of premiums allocated to the fixed account option of the Company's variable products.

The Company's DPAC and previous balance of PVIF, as of the purchase date, were eliminated and an asset representing the PVIF was established for all policies in force at the acquisition date. PVIF is amortized into income in proportion to the expected gross profits of the in force acquired in a manner similar to DPAC amortization. Any expenses which vary with the sales of the Company's products are deferred and amortized. At December 31, 1996, the Company had DPAC and PVIF balances of $11.5 million and $83.1 million, respectively.

Goodwill totaling $39.3 million, representing the excess of the acquisition cost over the fair value of net assets acquired, was established at the acquisition date. Amortization of goodwill through December 31, 1996 was $0.6 million.

At December 31, 1996, the Company had $1.2 billion of separate account assets compared to $1.0 billion at December 31, 1995. The increase in separate account assets is due to growth in sales of the Company's variable products.

At December 31, 1996, the Company had total assets of $1.7 billion, an increase of 39.5% over total assets at December 31, 1995.

LIABILITIES. In conjunction with the volume of variable insurance sales, the Company's total liabilities increased $432.5 million, or 39.1%, during 1996 and totaled $1.5 billion at December 31, 1996. Future policy benefits for annuity and interest sensitive life products increased $251.6 million, or 747.2%, to $285.3 million reflecting large premium growth in the Company's fixed account option of its variable products. Premium growth also accounted for the $158.3 million, or 15.1%, increase in separate account liabilities to $1.2 billion at December 31, 1996.

As of the acquisition date, the Company's existing unearned revenue reserve was eliminated. This treatment corresponds with treatment of the present value of in force acquired. On December 17, 1996, Golden American issued a $25 million, 8.25% surplus note to Equitable. The note matures on December 17, 2026. On December 17, 1996, Golden American contributed the $25 million to First Golden, acquiring 200,000 shares of common stock (100% of shares outstanding) of First Golden.

EQUITY. On December 30, 1994, the Company issued $50 million of redeemable preferred stock to its immediate parent, BT Variable. On September 23, 1996, the preferred stock was redeemed and the proceeds were contributed to the Company as additional paid-in capital.

The effects of inflation and changing prices on the Company are not material since insurance assets and liabilities are both primarily monetary and remain in balance. An effect of inflation, which has been low in recent years, is a decline in purchasing power when monetary assets exceed monetary liabilities.

LIQUIDITY AND CAPITAL RESOURCES. The liquidity requirements of the Company are met by cash flow from variable insurance premiums, investment income and maturities of fixed maturity investments and mortgage loans. The Company primarily uses funds for the payment of insurance benefits, commissions, operating expenses and the purchase of new investments.

The Company's home office operations are currently housed in a leased location in Wilmington, Delaware and a leased location in New York, New York. The Company intends to spend approximately $1 million on capital needs for 1997.

The ability of Golden American to pay dividends to its parent is restricted because prior approval of insurance regulatory authorities is required for payment of dividends to the stockholder which exceed an annual limitation. During 1997, Golden American could pay dividends to its parent of approximately $2.2 million without prior approval of statutory authorities. The Company has maintained adequate statutory capital and surplus and have not used surplus relief or financial reinsurance, which have come under scrutiny by many state insurance departments.

The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. These requirements are intended to allow insurance regulators to identify inadequately capitalized insurance companies based upon the type and mixture of risks inherent in the company's operations. The formula includes components for asset risk, liability risk, interest rate exposure and other factors. Golden American has complied with the NAIC's risk-based capital reporting requirements. Amounts reported indicate that Golden American has total adjusted capital which is well above all required capital levels. First Golden intends to comply with these requirements in 1997, as its insurance license was approved on January 2, 1997, and expects to exceed levels that require regulatory action.

SURPLUS NOTE: On December 17, 1996, Golden American issued a surplus note in the amount of $25 million to Equitable. The note matures on December 17, 2026 and will accrue interest of 8.25% per annum until paid. The note and accrued interest thereon shall be subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors of Golden American. Any payment of principal made shall be subject to the prior approval of the Delaware Insurance Commissioner. On December 17, 1996, Golden American contributed the $25 million to First Golden acquiring 200,000 shares of common stock (100% of shares outstanding) of First Golden.

LINE OF CREDIT: Golden American maintains a line of credit agreement with Equitable to facilitate the handling of unusual and/or unanticipated short-term cash requirements. The maximum borrowing allowed under this facility is $25 million expiring on December 31, 1997. At December 31, 1996, no amounts were outstanding under this agreement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS. Any forward-looking statement contained herein or in any other oral or written statement by the Company or any of its officers, directors or employees is qualified by the fact that actual results of the company may differ materially from such statement due to the following important factors, among other risks and uncertainties inherent in the Company's business:

(1)Prevailing interest rate levels which may affect the ability of the Company to sell its products, the market value of the Company's investments and the lapse rate of the Company's policies, notwithstanding product design features intended to enhance persistency of the Company's products.

(2)Changes in the federal income tax laws and regulations which may affect the relative tax advantages of the Company's products.

(3)Changes in the regulation of financial services, including bank sales and underwriting of insurance products, which may affect the competitive environment for the Company's products.

(4)Other factors affecting the performance of the Company, including, but not limited to market conduct issues, stock market performance, litigation, insurance industry insolvencies, investment performance of the underlying portfolios of the variable products, variable product design and sales volume by significant sellers of the company's variable products.

SEGMENT INFORMATION. During the period since the acquisition by Bankers Trust, September 30, 1992 to date of this Prospectus, Golden American's operations consisted of one business segment, the sale of annuity and life insurance products. Golden American and its affiliate Directed Services, Inc., are party to in excess of 140 sales agreements with broker-dealers, one of whom, Locust Street Securities, Inc., is an affiliate of Golden American. Two non-affiliated broker-dealers sell a substantial portion of its business.

REINSURANCE. Golden American reinsures its mortality risk associated with the Contract's guaranteed death benefit with one or more appropriately licensed insurance companies. Golden American also, effective June 1, 1994, entered into a reinsurance agreement on a modified coinsurance basis with an affiliate of a broker-dealer which distributes Golden American's products with respect to 25% of the business produced by that broker-dealer.

RESERVES. In accordance with the life insurance laws and regulations under which Golden American operates, it is obligated to carry on its books, as liabilities, actuarially determined reserves to meet its obligations on outstanding Contracts. Reserves, based on valuation mortality tables in general use in the United States, where applicable, are computed to equal amounts which, together with interest on such reserves computed annually at certain assumed rates, make adequate provision according to presently accepted actuarial standards of practice, for the anticipated cash flows required by the contractual obligations and related expenses of Golden American.

COMPETITION. Golden American is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities marketing insurance products comparable to those of Golden American. There are approximately 2,350 stock, mutual and other types of insurers in the life insurance business in the United States, a substantial number of which are significantly larger than Golden American.

CERTAIN AGREEMENTS. Beginning in 1994 and continuing until August 13, 1996, Bankers Trust (Delaware), a subsidiary of Bankers Trust New York Corporation ("BT New York Corporation"), and Golden American became parties to a service agreement pursuant to which Bankers Trust (Delaware) agreed to provide certain accounting, actuarial, tax, underwriting, sales, management and other services to Golden American. Expenses incurred by Bankers Trust (Delaware) in relation to this service agreement were reimbursed by Golden American on an allocated cost basis. Charges billed to Golden American by Bankers Trust (Delaware) pursuant to the service agreement for 1996 through its termination as of August 13, 1996, 1995 and 1994 were $464,734, $816,264 and $290,248, respectively.

Prior to 1994, Golden American had arranged with EIC Variable to perform services related to the development and administration of its products. For the year 1993, fees earned by EIC Variable from Golden American for these services aggregated $2,701,000. The agreement was terminated as of January 1, 1994.

In addition, one or more affiliates of Equitable of Iowa provided to Golden American certain personnel to perform management, administrative and clerical services and the use of certain of its facilities. Golden American was charged for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and second allocated based on the estimated amount of time spent by an affiliate's employees on behalf of Golden American. For the year 1993, EIC Variable allocated to Golden American $1,503,000. The agreement was terminated on January 1, 1994. During 1994, such expenses were allocated directly by BT New York Corporation to Golden American and totaled $1,395,966 for the year.

DISTRIBUTION AGREEMENT. Prior to 1994, Golden American had entered into agreements with DSI to perform services related to the management of its investments and the distribution of its products. For the year 1993, Golden American incurred $311,000, respectively, for such services. The agreement was terminated as of January 1, 1994.

Under a distribution agreement, DSI acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products issued by Golden American which as of December 31, 1996, are sold primarily through two broker/dealer institutions. For the years ended 1996, 1995 and 1994, commissions paid by Golden American to DSI aggregated $27,065,000, $8,440,000 and $17,569,000, respectively.

Golden American provided to DSI certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. Golden American charged DSI for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by Golden American's employees on behalf of DSI. In the opinion of management, this method of cost allocation is reasonable. For the years ended December 31, 1994 and 1993, expenses allocated to DSI were $1,983,000 and $2,013,000, respectively, which were comprised of allocated salary charges, premise and equipment charges, and other expenses.

In 1995, the service agreement between DSI and Golden American was amended to provide for a management fee from DSI to Golden American for managerial and supervisory services provided by Golden American. This fee, calculated as a percentage of average assets in the variable separate accounts, was $2,267,000 and $987,000 for 1996 and 1995, respectively.

EMPLOYEES. Golden American, as a result of its Service Agreements with each of Bankers Trust (Delaware) and EIC Variable had very few direct employees. Instead, various management services were provided by Bankers Trust (Delaware), EIC Variable and Bankers Trust New York Corporation, as described above under "Certain Agreements." The cost of these services were allocated to Golden American. Since August 14, 1996, Golden American has looked to Equitable of Iowa and its affiliates for management services.

Certain officers of Golden American are also officers of EIC
Variable and DSI, and their salaries are allocated among the three companies. Certain officers of Golden American is also an officer of Equitable of Iowa. See "Directors and Executive Officers."

PROPERTIES. Golden American's principal office is located at 1001 Jefferson Street, Suite 400, Wilmington, Delaware 19801, where all of Golden American's records are maintained. This office space is sub-leased from Bankers Trust (Delaware) under a separate agreement.

DIRECTORS AND EXECUTIVE OFFICERS

                                                      POSITIONS(S) WITH THE
         NAME (AGE)                                          COMPANY
-----------------------------                      ---------------------------
Terry L. Kendall (50)                              Director, President and
                                                    Chief Executive Officer
Fred S. Hubbell (46)                               Chairman and Director
Lawrence V. Durland, Jr. (50)                      Director
Paul E. Larson (44)                                Director, Executive Vice
                                                    President, CFO and
                                                    Assistant Secretary
Thomas L. May (48)                                 Director
John A. Merriman (54)                              Director and Assistant
                                                    Secretary
Beth B. Neppl (39)                                 Director and Vice President
Paul R. Schlaack (50)                              Director
Jerome L. Sychowski (55)                           Director, Senior Vice
                                                    President and Chief
                                                    Information Officer
Barnett Chernow (47)                               Executive Vice President
Dennis D. Hargens (54)                             Treasurer
David L. Jacobson (47)                             Senior Vice President
                                                    and Assistant Secretary
Stephen J. Preston (39)                            Senior Vice President
                                                    and Chief Actuary
Myles R. Tashman (54)                              Executive Vice President,
                                                    General Counsel
                                                    and Secretary
David A. Terwilliger (39)                          Vice President, Controller,
                                                    Assistant Secretary and
                                                    Assistant Treasurer

Each director is elected to serve for one year or until the next annual meeting of shareholders or until his or her successor is elected. Most directors are directors of insurance company subsidiaries of Golden American's ultimate parent, Equitable of Iowa Companies.

The principal positions of Golden American's directors and senior executive officers for the past five years are listed below:

MR. TERRY L. KENDALL became Director, President and Chief Executive Officer of Golden American in September, 1993. From September 1993 through September 1996, he also served as Chairman of Golden American. Since June, 1996, he has also served as President, Chief Executive Officer and Chairman of First Golden American Life Insurance Company of New York, Golden American's New York subsidiary. From 1982 through June 1993, he was President and Chief Executive Officer of United Pacific Life Insurance Company.

MR. FRED S. HUBBELL became Chairman, President and Chief Executive Officer of Equitable of Iowa in 1991. He also has served as Chairman and President of Equitable Life Insurance Company of Iowa since 1987. He was elected to serve as a director of Golden American in August 1996 and as Chairman of the Board in September 1996. He serves in a similar capacity for most Equitable of Iowa affiliate companies.

MR. LAWRENCE V. DURLAND, JR. joined Equitable of Iowa in 1986 as a Senior Vice President. He was elected to serve as a director of Golden American in August 1996.

MR. PAUL E. LARSON joined Equitable of Iowa in 1977 and is currently an Executive Vice President, Treasurer and Chief Financial Officer
(CFO). He was elected to serve as a director of Golden American in August 1996. He was elected to serve as Executive Vice President, CFO, and Assistant Secretary of Golden American in December 1996.

MR. THOMAS L. MAY joined Equitable Life Insurance Company of Iowa in 1990 and is currently Senior Vice President. He was elected to serve as a director of Golden American in August 1996.

MR. JOHN A. MERRIMAN joined Equitable of Iowa in 1987 and is currently Secretary and General Counsel. He was elected to serve as a director of Golden American in August 1996.

MS. BETH B. NEPPL joined Equitable of Iowa in 1987 and is currently a Vice President. She was elected to serve as a director of Golden American in August 1996.

MR. PAUL R. SCHLAACK joined Equitable Investment Services, Inc. in 1984 and is currently President and Chief Executive Officer. He was elected to serve as a director of Golden American in August 1996.

MR. JEROME L. SYCHOWSKI joined Equitable of Iowa in 1996 as Senior Vice President and Chief Information Officer. He was elected to serve as a director of Golden American in December 1996.

MR. BARNETT CHERNOW joined Golden American in October 1993 as Executive Vice President. From 1977 through 1993, he held various positions with Reliance Insurance Companies and was Senior Vice President and Chief Financial Officer of United Pacific Life Insurance Company from 1984 through 1993.

MR. DENNIS D. HARGENS was elected Treasurer of Golden American in
December 1996. He joined Equitable Life Insurance Company of Iowa in 1961 and is currently Treasurer and was elected Treasurer of USG
Annuity & Life Company in 1996.

MR. DAVID L. JACOBSON joined Golden American in November 1993 as
Senior Vice President and Assistant Secretary. From April 1974 through November 1993, he held various positions with United Pacific Life Insurance Company and was Vice President upon leaving.

MR. STEPHEN J. PRESTON joined Golden American in December 1993 as Senior Vice President, Chief Actuary and Controller. He currently serves as Senior Vice President and Chief Actuary. From September 1993 through November 1993, he was Senior Vice President and Actuary for Mutual of America Insurance Company. From July 1987 through August 1993, he held various positions with United Pacific Life Insurance Company and was Vice President and Actuary upon leaving.

MR. MYLES R. TASHMAN joined Golden American in August 1994 as Senior Vice President and was named Executive Vice President, General Counsel and Secretary effective January 1, 1996. From 1986 through 1993, he was Senior Vice President and General Counsel of United Pacific Life Insurance Company.

MR. DAVID A. TERWILLIGER was elected Vice President, Controller,
Assistant Secretary and Assistant Treasurer of Golden American in
December 1996. He joined Equitable Life Insurance Company of Iowa in 1979 and presently serves as Vice President and Controller of Equitable of Iowa and several of its affiliates.

COMPENSATION TABLES AND OTHER INFORMATION
The following sets forth information with respect to the Chief Executive Officer of Golden American as well as the annual salary and bonus for the next five highly compensated executive officers for the fiscal year ended December 31, 1996. Certain executive officers of Golden American are also officers of DSI. The salaries of such individuals are allocated between Golden American and DSI. Executive officers of Golden American are also officers of DSI. The salaries of such individuals are allocated between Golden American and DSI pursuant to an arrangement among these companies. Throughout 1995 and until August 13, 1996, Mr. Kendall served as a Managing Director at Bankers Trust New York Corporation. Compensation amounts for Mr. Kendall which are reflected throughout these tables prior to August 14, 1996 were not charged to Golden American, but were instead absorbed by Bankers Trust New York Corporation.

EXECUTIVE COMPENSATION TABLE
The following table sets forth information with respect to the annual salary and bonus for Golden American's Chief Executive
Officer and the next five most highly compensated executive officers for the fiscal year ended December 31, 1996.

                                                         LONG-TERM
                             ANNUAL COMPENSATION        COMPENSATION
                             -------------------- ------------------------
                                                   RESTRICTED   SECURITIES
NAME AND                                          STOCK AWARDS  UNDERLYING ALL
OTHER
PRINCIPAL POSITION      YEAR  SALARY  BONUS (/1/) OPTIONS (/2/)  OPTIONS   COMPENSATION
------------------      ---- -------- ----------- ------------- ---------- ------------
Terry L. Kendall,...... 1996 $288,298  $400,000                              $ 11,535(/4/)
 President and Chief    1995 $250,000  $400,000                   8,000      $  6,706(/4/)
 Executive Officer(/3/) 1994 $250,000  $200,000     $103,551      8,000
 (September 1993 to
 Present)
Barnett Chernow,....... 1996 $207,526  $150,000                              $  7,755(/4/)
 Executive Vice         1995 $190,000  $165,000                              $ 15,444(/4/)(/5/)
 President              1994 $185,000  $ 35,000                     500      $ 98,212(/5/)
Edward C. Wilson,...... 1996 $190,582  $327,473
 Executive Vice
 President
Myles R. Tashman,...... 1996 $176,138  $ 90,000                              $  5,127(/4/)
 Executive Vice         1995 $160,000  $ 25,000
 President, General     1994 $ 66,667
 Counsel and Secretary
Mitchell R. Katcher,... 1996 $116,667  $150,000                              $130,068(/4/)(/6/)
 Former Executive Vice  1995 $175,000  $150,000                              $  9,389(/4/)
 President              1994 $175,000  $ 62,500
Stephen J. Preston,.... 1996 $156,937  $ 58,326                              $  9,734(/4/)
 Senior Vice President  1995 $140,000  $ 50,000                              $  4,721(/5/)
 and Chief Actuary and  1994 $131,667
 Controller

   (1) The amount shown relates to bonuses paid in 1996, 1995 and 1994. $50,000 of Mr. Wilson's bonus paid in 1996 and Mr.
   Chernow's bonus paid in 1994 represent signing bonuses.

   (2) The number of shares underlying the restricted stock award granted in 1994 represented 1,870 shares of Bankers Trust New York Corporation at the end of 1994. The value shown above was computed using the price of common stock of Bankers Trust New York Corporation at the end of 1994. As of 1996, none of the executive officers listed above had any restricted stock holdings of Bankers Trust New York Corporation. During 1996, Bankers Trust New York Corporation redeemed the following restricted stock holdings: Mr. Kendall 3,000 shares, value $233,062; Mr. Chernow 500 shares, value $38,844.

   (3) Mr. Kendall has served as President and Chief Executive Officer of Golden American since September of 1993. From that time until September of 1996, he also served as Chairman of Golden American. Until August 14, 1996, Mr. Kendall's salary and bonuses were paid directly by Bankers Trust New York Corporation.

   (4) Contributions were made by the Company on behalf of the employee to PartnerShare, the deferred compensation plan sponsored by Bankers Trust New York Corporation and its affiliates for the benefit of all Bankers Trust employees, in February of the current year to employees on record as of December 31 of the previous year, after the employee completes one year of service with the company. This contribution may be in the form of deferred compensation and/or a cash payment. In 1996, Mr. Kendall received $9,000 of deferred compensation and $2,535 of cash payment from the plan; Mr. Chernow received $6,000 of deferred compensation and $1,755 of cash payment from the plan; Mr. Tashman received $4,000 of deferred compensation and $1,127 of cash payment from the plan; Mr. Preston received $5,433 of deferred compensation and $4,301 of cash payment from the plan; Mr. Katcher received $9,000 of deferred compensation and $2,535 of cash payment from the plan. Mr. Wilson was not eligible for contributions to the PartnerShare Plan in 1996. In 1995, Mr. Kendall received $2,956 of deferred compensation and $3,750 of cash payment from the plan; Mr. Chernow received $1,013 of deferred compensation and $1,267 of cash payment from the plan; Mr. Katcher received $4,139 of deferred compensation and $5,250 of cash payment from the plan. Mr. Wilson, Mr. Tashman and Mr. Preston were not eligible for contributions to the PartnerShare Plan in 1995. In 1994, all executives listed above were not eligible for contributions to the PartnerShare Plan in 1994.

   (5) Amounts shown for 1994 and 1995 represent relocation expenses paid on behalf of the employee.

   (6) Amount shown for 1996 includes $118,533 severance compensation.

OPTION GRANTS IN LAST FISCAL YEAR (1996)

                                                                              POTENTIAL
                                                                         REALIZABLE VALUE AT
                                                                           ASSUMED ANNUAL
                                       % OF TOTAL                          RATES OF STOCK
                           NUMBER OF    OPTIONS                          PRICE APPRECIATION
                          SECURITIES   GRANTED TO                            FOR OPTION
                          UNDERLYING   EMPLOYEES                             TERM (/4/)
                            OPTIONS    IN FISCAL   EXERCISE   EXPIRATION -------------------
NAME                     GRANTED (/1/)    YEAR    PRICE (/2/) DATE (/3/)    5%       10%
----                     ------------- ---------- ----------- ---------- -------- ----------
Terry L. Kendall........    20,000        36.4      $37.50    8/13/2006  $471,671 $1,195,307
Barnet Chernow..........     8,000        14.5      $37.50    8/13/2006  $188,668 $  478,123
Edward C. Wilson........     8,000        14.5      $37.50    8/13/2006  $188,668 $  478,123
Myles Tashman...........     6,000        10.9      $37.50    8/13/2006  $141,501 $  358,592
Stephen J. Preston......     2,000         3.6      $37.50    8/13/2006  $ 47,167 $  119,531

   (1) Stock options granted on August 13, 1996 by Equitable of Iowa to the officers of Golden American have a five-year vesting period with 20% exercisable after 3rd year, an additional 30% after 4th year, and the final 50% after 5th year. The options will vest in the event of a change on control of Equitable of Iowa.

   (2) The exercise price was equal to the fair market value of the Common Stock on the date of grant.

   (3) Incentive Stock Options have a term of ten years. They are subject to earlier termination in certain events related to termination of employment.

   (4) Total dollar gains based on indicated rates of appreciation of share price over a ten-year term.

Directors of Golden American receive no additional compensation for serving as a director.

_______________________________________________________________________
FEDERAL TAX CONSIDERATIONS

INTRODUCTION
The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contract is unclear in certain circumstances, and a qualified tax adviser should always be consulted with regard to the application of the tax law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"). Treasury Department regulations, and interpretations existing on the date of this prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

This discussion does not address state or local tax consequences associated with the purchase of the contract. In addition, GOLDEN AMERICAN MAKES NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE OR LOCAL -- OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

TAX STATUS OF GOLDEN AMERICAN
Golden American is taxed as a life insurance company under the Code. Since the operations of Account B are a part of, and are taxed with, the operations of Golden American, Account B is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, investment income and capital gains of Account B are not taxed to Golden American to the extent they are applied to increase reserves under a contract. Since, under the contracts, investment income and realized capital gains of Account B attributable to contract obligations are automatically applied to increase reserves, Golden American does not anticipate that it will incur any federal income tax liability in Account B attributable to contract obligations, and therefore Golden American does not intend to make provision for any such taxes. If Golden American is taxed on investment income or capital gains of Account B, then Golden American may impose a charge against Account B, as appropriate, in order to make provision for such taxes.

TAXATION OF NON-QUALIFIED ANNUITIES
TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in an owner's Accumulation Value is generally not taxable to the owner until amounts are received from the Contract, either in the form of annuity payments as contemplated by the Contract, or in some other form of distribution. However, this rule allowing deferral applies only if (1) the investments of Account B are "adequately diversified" in accordance with Treasury Department regulations, (2) Golden American, rather than the owner, is considered the owner of the assets of Account B for federal income tax purposes, and (3) the owner is an individual. In addition to the foregoing, if the Contract's Annuity Commencement Date occurs at a time when the annuitant is at an advanced age, such as over age 85, it is possible that the owner will be taxable currently on the annual increase in the Accumulation Value.

DIVERSIFICATION REQUIREMENTS. The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Divisions of Account B, are to be "adequately diversified." If a Division of Account B failed to comply with these diversification standards, contracts based on that segregated asset account would not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxable currently on the income on the contract (as defined in the tax law) beginning with the period of non-diversification. Golden American expects that the Divisions of Account B will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.

OWNERSHIP TREATMENT. In certain circumstances, variable annuity contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Divisions of Account B, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includible in the contract owners' gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In addition, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts (of a segregated asset account) without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of the assets of a segregated asset account. For example, the Owner of this Contract has the choice of more investment options to which to allocate purchase payments and the Accumulation Value, and may be able to transfer among investment options more frequently, than in such rulings. These differences could result in the Owner being treated as the owner of all or a portion of the assets of Account B. In addition, Golden American does not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. Golden American therefore reserves the right to modify the Contract as necessary to attempt to prevent Contract Owners from being considered the owners of the assets of Account B. However, there is no assurance that such efforts would be successful.

Frequently, if the IRS or the Treasury Department sets forth a new position which is adverse to taxpayers, the position is applied on a prospective basis only. Thus, if the IRS or the Treasury Department were to issue regulations or a ruling which treated an Owner of this Contract as the owner of Account B, that treatment might apply on a prospective basis. However, if the regulations or ruling were not considered to set forth a new position, an owner might retroactively be determined to be the owner of the assets of Account B.

NON-NATURAL OWNER. As a general rule, contracts held by "non-natural persons" such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The income on such contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the Owner of the Contract during the taxable year. There are several exceptions to this general rule for non-natural Owners. First, contracts will generally be treated as held by a natural person if the nominal Owner is a trust or other entity which holds the Contract as an agent for a natural person. However, this special exception will not apply in the case of any employer who is the nominal Owner of a contract under a non-qualified deferred compensation arrangement for its employees.

In addition, exceptions to the general rule for non-natural Owners will apply with respect to (1) Contracts acquired by an estate of a decedent by reason of the death of the decedent, (2) certain Contracts issued in connection with qualified retirement plans, (3) certain Contracts purchased by employers upon the termination of certain qualified retirement plans, (4) certain Contracts used in connection with structured settlement agreements, and (5) Contracts purchased with a single purchase payment when the annuity starting date (as defined in the tax law) is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

The remainder of this discussion assumes that the Contract will be treated as an annuity contract for federal income tax purposes.

TAXATION OF PARTIAL WITHDRAWALS AND SURRENDERS. In the case of a partial withdrawal prior to the Annuity Commencement Date, amounts received generally are includible in income to the extent the Owner's Accumulation Value before the surrender exceeds his or her "investment in the contract." In the case of a surrender of the Contract for the Cash Surrender Value, amounts received are includible in income to the extent they exceed the "investment in the contract." For these purposes, the investment in the Contract at any time equals the total of the premium payments made under the Contract to that time (to the extent such payments were neither deductible when made nor excludable from income as, for example, in the case of certain contributions to IRAs and other qualified retirement plans) less any amounts previously received from the Contract which were not includible in income.

In the case of systematic partial withdrawals, the amount of each withdrawal will generally be taxed in the same manner as a partial withdrawal made prior to the Annuity Commencement Date, as described above. However, there is some uncertainty regarding the tax treatment of systematic partial withdrawals, and it is possible that additional amounts may be includible in income.

The Contract provides a death benefit that in certain circumstances may exceed the greater of the premium payments and the Accumulation Value. As described elsewhere in this prospectus, Golden American imposes certain charges with respect to the death benefit. It is possible that some portion of those charges could be treated for federal tax purposes as a partial withdrawal from the Contract.

TAXATION OF ANNUITY PAYMENTS. Normally, the portion of each annuity payment taxable as ordinary income is equal to the excess of the payment over the exclusion amount. In the case of fixed annuity payments, the exclusion amount is the amount determined by multiplying (1) the fixed annuity payment by (2) the ratio of the "investment in the contract" (defined above), adjusted for any period certain or refund feature, allocated to the fixed annuity option to the total expected amount of fixed annuity payments for the period of the Contract (determined under Treasury Department regulations). In the case of variable annuity payments, the exclusion amount for each variable annuity payment is a specified dollar amount equal to the investment in the Contract allocated to the variable annuity option when payments begin divided by the number of variable payments expected to be made (determined by Treasury Department regulations).

Once the total amount of the investment in the Contract is excluded using these formulas, annuity payments will be fully taxable. If annuity payments cease because of the death of the Annuitant and before the total amount of the investment in the Contract is recovered, the unrecovered amount generally will be allowed as a deduction to the annuitant or beneficiary (depending upon the circumstances).

TAXATION OF DEATH BENEFIT PROCEEDS. Prior to the Annuity Commencement Date, amounts may be distributed from a Contract because of the death of an Owner or, in certain circumstances, the death of the Annuitant. Such death benefit proceeds are includible in income as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a surrender, as described above, or (2) if distributed under an annuity option, they are taxed in the same manner as annuity payments, as described above. After the Annuity Commencement Date, where a guaranteed period exists under an annuity option and the Annuitant dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in income as follows: (1) if received in a lump sum, they are includible in income to the extent that they exceed the unrecovered investment in the contract at that time, or (2) if distributed in accordance with the existing annuity option selected, they are fully excludable from income until the remaining investment in the contract is deemed to be recovered, and all annuity payments thereafter are fully includible in income.

If certain amounts become payable in a lump sum from a Contract, such as the death benefit, it is possible that such amounts might be viewed as constructively received and thus subject to tax, even though not actually received. A lump sum will not be constructively received if it is applied under an annuity option within 60 days after the date on which it becomes payable. (Any annuity option selected must comply with applicable minimum distribution requirements imposed by the Code.)

ASSIGNMENTS, PLEDGES, AND GRATUITOUS TRANSFERS. Other than in the case of Contracts issued as IRAs or in connection with certain other qualified retirement plans (which generally cannot be assigned or pledged), any assignment or pledge (or agreement to assign or pledge) of any portion of the value of the Contract is treated for federal income tax purposes as a partial withdrawal of such amount or portion. The investment in the Contract is increased by the amount includible as income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than the Owner's spouse (or to a former spouse incident to divorce), the Owner will be taxed on the difference between the cash surrender value (within the meaning of the tax law) and the investment in the contract at the time of transfer. In such case, the transferee's investment in the contract will be increased to reflect the increase in the transferor's income.

SECTION 1035 EXCHANGES. Code section 1035 provides that no gain or loss is recognized when an annuity contract is received in exchange for a life, endowment, or annuity contract, provided that no cash or other property is received in the exchange transaction. Special rules and procedures apply in order for an exchange to meet the requirements of section 1035. Also, there are additional tax considerations involved when the contracts are issued in connection with qualified retirement plans. Prospective Owners of this Contract should consult a tax advisor before entering into a section 1035 exchange (with respect to non-qualified annuity contracts) or a trustee-to-trustee transfer or rollover (with respect to qualified annuity contracts).

PENALTY TAX ON PREMATURE DISTRIBUTIONS. Where a contract has not been issued as an IRA or in connection with another qualified retirement plan, there generally is a 10% penalty tax on the taxable amount of any payment from the Contract unless the payment is: (a) received on or after the Owner reaches age 59 1/2; (b) attributable to the Owner's becoming disabled (as defined in the tax law); (c) made on or after the death of the Owner or, if the Owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law); (d) made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and a designated beneficiary (as defined in the tax law), or (e) made under a Contract purchased with a single purchase payment when the annuity starting date (as defined in the tax law) is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

In the case of systematic partial withdrawals, it is unclear whether such withdrawals will qualify for exception (d) above. (For reporting purposes, we currently treat such withdrawals as if they do not qualify for this exception). In addition, if withdrawals are of interest amounts only, as is the case with systematic partial withdrawals from a Fixed Allocation, exception (d) will not apply.

AGGREGATION OF CONTRACTS. In certain circumstances, the amount of an annuity payment, withdrawal or surrender from a Contract that is includible in income is determined by combining some or all of the annuity contracts owned by an individual not issued in connection with qualified retirement plans. For example, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract for purposes of determining whether any payment not received as an annuity (including withdrawals and surrenders prior to the Annuity Commencement Date) is includible in income. In addition, if a person purchases a Contract offered by this prospectus and also purchases at approximately the same time an immediate annuity, the IRS may treat the two contracts as one contract. The effects of such aggregation are not clear, however, it could affect the time when income is taxable and the amount which might be subject to the 10% penalty tax described above.

IRA CONTRACTS AND OTHER QUALIFIED RETIREMENT PLANS
IN GENERAL. In addition to issuing the Contracts as non-qualified annuities, Golden American also currently issues the Contracts as IRAs. (As indicated above, in this prospectus, IRAs are referred to as "qualified plans.") Golden American may also issue the Contracts in connection with certain other types of qualified retirement plans which receive favorable treatment under the Code. Numerous special tax rules apply to the owners under IRAs and other qualified retirement plans and to the contracts used in connection with such plans. These tax rules vary according to the type of plan and the terms and conditions of the plan itself. For example, for both surrenders and annuity payments under certain contracts issued in connection with qualified retirement plans, there may be no "investment in the contract" and the total amount received may be taxable. Also, special rules apply to the time at which distributions must commence and the form in which the distributions must be paid. Therefore, no attempt is made to provide more than general information about the use of Contracts with the various types of qualified retirement plans. A qualified tax advisor should be consulted before purchase of a Contract in connection with a qualified retirement plan.

When issued in connection with a qualified retirement plan, a Contract will be amended as necessary to conform to the requirements of the plan. However, Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, Golden American is not bound by terms and conditions of qualified retirement plans to the extent such terms and conditions contradict the Contract, unless Golden American consents.

INDIVIDUAL RETIREMENT ANNUITIES.  As indicated above, Golden
American currently issues the Contract as an IRA. If the Contract is used for this purpose, the Owner must be the Annuitant.

PREMIUM PAYMENTS. Both the premium payments that may be paid, and the tax deduction that the owner may claim for such premium payments, are limited under an IRA. In general, the premium payments that may be made for an IRA for any year are limited to the lesser of $2,000 or 100% of the individual's earned income for the year. Also, in the case of an individual who has less income than his or her spouse, premium payments may be made by that individual into an IRA to the extent of (1) $2,000, or the (2) sum of (i) the compensation includible in the gross income of the individual's spouse for the taxable year and (ii) the compensation includible in the gross income of the individual's spouse for the taxable year reduced by the amount allowed as a deduction for IRA contributions to such spouse. An excise tax is imposed on IRA contributions that exceed the law's limits.

The deductible amount of the premium payments made for an IRA for any taxable year (including a contract for a noncompensated spouse) is limited to the amount of premium payments that may be paid for the contract for that year, or a lesser amount where the individual or his or her spouse is an active participant in certain qualified retirement plans. For a single person who is an active participant in a qualified retirement plan (including a qualified pension, profit-sharing, or annuity plan, a simplified employee pension plan, or a "section 403(b)" annuity plan, as discussed below) and who has adjusted gross income in excess of $35,000 may not deduct premium payments, and such a person with adjusted gross income between $25,000 and $35,000 may deduct only a portion of such payments. Also, married persons who file a joint return, one of whom is an active participant in a qualified retirement plan, and who have adjusted gross income in excess of $50,000 may not deduct premium payments, and those with adjusted gross income between $40,000 and $50,000 may deduct only a portion of such payments. Married persons filing separately may not deduct premium payments if either the taxpayer or the taxpayer's spouse is an active participant in a qualified retirement plan.

In applying these and other rules applicable to an IRA, all individual retirement accounts and IRAs owned by an individual are treated as one contract, and all amounts distributed during any taxable year are treated as one distribution.

TAX DEFERRAL DURING ACCUMULATION PERIOD. Until distributions are made from an IRA, increases in the Accumulation Value of the Contract are not taxed.

IRAs and individual retirement accounts (that may invest in this contract) generally may not invest in life insurance contracts, but an annuity contract that is issued as an IRA (or that is purchased by an individual retirement account) may provide a death benefit that equals the greater of the premiums paid and the contract's cash value. The Contract provides a death benefit that in certain circumstances may exceed the greater of the premium payments and the Accumulation Value. It is possible that an enhanced death benefit could be viewed as violating the prohibition on investment in life insurance contracts, with the result that the Contract would not be viewed as satisfying the requirements of an IRA and would not be a permissible investment for an individual retirement account.

TAXATION OF DISTRIBUTIONS AND ROLLOVERS. If all premium payments made to an IRA were deductible, all amounts distributed from the Contract are included in the recipient's income when distributed. However, if nondeductible premium payments were made to an IRA (within the limits allowed by the tax laws), a portion of each distribution from the Contract typically is includible in income when it is distributed. In such a case, any amount distributed as an annuity payment or in a lump sum upon death or surrender is taxed as described above in connection with such a distribution from a non-qualified contract, treating as the investment in the contract the sum of the nondeductible premium payments at the end of the taxable year in which the distribution commences or is made (less any amounts previously distributed that were excluded from income). Also, in such a case, any amount distributed upon a partial withdrawal is partially includible in income. The includible amount is the excess of the distribution over the exclusion amount, which in turn generally equals the distribution multiplied by the ratio of the investment in the Contract to the Accumulation Value.

In any event, subject to the direct rollover and mandatory withholding requirements (discussed below), amounts may be "rolled over" from certain qualified retirement plans to an IRA (or from one IRA or individual retirement account to an IRA) without incurring current income tax if certain conditions are met. Only certain types of distributions to eligible individuals from qualified retirement plans, individual retirement accounts, and IRAs may be rolled over.

PENALTY TAXES. Subject to certain exceptions, a penalty tax is imposed on distributions from an IRA equal to 10% of the amount of the distribution includible in income. (Amounts rolled over from an IRA generally are excludable from income.) The exceptions provide, however, that this penalty tax does not apply to distributions made to the Owner (1) on or after age 59 1/2, (2) on or after death or because of disability (as defined in the tax law), or (3) as part of a series of substantially equal periodic payments over the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and his or her beneficiary (as defined in the tax law). In addition to the foregoing, failure to comply with a minimum distribution requirement will result in the imposition of a penalty tax of 50% of the amount by which a minimum required distribution exceeds the actual distribution from an IRA. Under this requirement, distributions of minimum amounts from an IRA as specified in the tax law must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2.

OTHER TYPES OF QUALIFIED RETIREMENT PLANS. The following sections describe tax considerations of Contracts used in conection with various types of qualified retirement plans other than IRAs. Golden American does not currently offer all of the types of qualified retirement plans described and may not offer them in the future. Prospective purchasers of Contracts for use in connection with such qualified retirement plans should therefore contact Golden American's Customer Service Center to ascertain the availability of the Contract for qualified retirement plans at any given time.

SIMPLIFIED EMPLOYEE PENSIONS (SEP-IRAS). Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. As discussed above (see Individual Retirement Annuities), there is some uncertainty regarding the treatment of the Contract's enhanced death benefit for purposes of certain tax rules governing IRAs (which would include SEP-IRAs). Employers intending to use the contract in connection with such plans should seek competent advice.

SIMPLE IRAS. Section 408(p) of the Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. As discussed above (see Individual Retirement Annuities), there is some uncertainty regarding the proper characterization of the Contract's enhanced death benefit for purposes of certain tax rules governing IRAs (which would include SIMPLE IRAs). Employers intending to use the Contract in connection with a SIMPLE retirement account should seek competent advice.

CORPORATE AND SELF-EMPLOYED ("H.R. 10" OR "KEOGH") PENSION AND PROFIT-SHARING PLANS. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax
Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans. The Contract provides a death benefit that in certain circumstances may exceed the greater of the premium payments and the Accumulation Value. It is possible that such death benefit could be characterized as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to participants. Employers intending to use the Contract in connection with such plans should seek competent advice.

SECTION 403(B) ANNUITY CONTRACTS. Section 403(b) of the Code permits public school employees, employees of certain types of charitable, educational and scientific organizations exempt from tax under section 501(c)(3) of the Code, and employees of certain types of State educational organizations specified in section 170(b)(l)(A)(ii), to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of premium payments from gross income for federal income tax purposes. Purchasers of the contracts for use as a "Section 403(b) Annuity Contract" should seek competent advice as to eligibility, limitations on permissible amounts of premium payments and other tax consequences associated with such contacts. In particular, purchasers and their advisors should consider that this Contract provides a death benefit that in certain circumstances may exceed the greater of the premium payments and the Accumulation Value. It is possible that such death benefit could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in currently taxable income to purchasers. In addition, there are limitations on the amount of incidental death benefits that may be provided under a Section 403(b) Annuity Contract. Even if the death benefit under the contract were characterized as an incidental death benefit, it is unlikely to violate those limits unless the purchaser also purchases a life insurance contract as part of his or her Section 403(b) Annuity Contract.

Section 403(b) Annuity Contracts contain restrictions on withdrawals of (i) contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988, (ii) earnings on those contributions, and (iii) earnings after 1988 on amounts attributable to salary reduction contributions (and earnings on those contributions) held as of the last year beginning before January 1, 1989. These amounts can be paid only if the employee has reached age 59 1/2, separated from service, died, become disabled (within the meaning of the tax law), or in the case of hardship. Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. (These limitations on withdrawals do not apply to the extent Golden American is directed to transfer some or all of the Accumulation Value as a tax-free direct transfer to the issue of another Section 403(b) Annuity Contract or into a section 403(b)(7) custodial account subject to withdrawal restrictions which are at least as stringent.)

ELIGIBLE DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS. Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current federal income taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. Those who intend to use the contracts in connection with such plans should seek competent advice.

DIRECT ROLLOVERS AND FEDERAL INCOME TAX WITHHOLDING FOR "ELIGIBLE ROLLOVER DISTRIBUTIONS." In the case of an annuity contract used in connection with a pension, profit-sharing, or annuity plan qualified under sections 401(a) or 403(a) of the Code, or that is a Section 403(b) Annuity Contract, any "eligible rollover distribution" from the contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is the taxable portion of any distribution from a qualified pension plan under section 401(a) of the Code, qualified annuity plan under Section 403(a) of the Code, or Section 403(b) Annuity or custodial account, excluding certain amounts (such as minimum distributions required under section 401(a)(9) of the Code and distributions which are part of a "series of substantially equal periodic payments" made for the life (or life expectancy) of the employee, or for the joint lives (or joint life expectancies) of the employee and the employee's designated beneficiary (within the meaning of the tax law), or for a specified period of 10 years or more).

Under these new requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, the taxpayer cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply to that portion of the eligible rollover distribution which, instead of receiving, the taxpayer elects to have directly transferred to certain eligible retirement plans (such as to this Contract when issued as an IRA).

If this Contract is issued in connection with a pension, profit-sharing, or annuity plan qualified under sections 401(a) or 403(a) of the Code, or is a Section 403(b) Annuity Contract, then, prior to receiving an eligible rollover distribution, the owner will receive a notice (from the plan administrator or Golden American) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct transfer.

FEDERAL INCOME TAX WITHHOLDING
Golden American will withhold and remit to the federal government a part of the taxable portion of each distribution made under the Contract unless the distributee notifies Golden American at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Golden American may be required to withhold tax, as explained above. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, the withholding rate applicable to the taxable portion of non-periodic payments (including surrenders prior to the Annuity Commencement Date) is 10%. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

_______________________________________________________________________
AUDITED FINANCIAL STATEMENTS OF GOLDEN AMERICAN LIFE INSURANCE
COMPANY


REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholder
Golden American Life Insurance Company

   We have audited the accompanying consolidated balance sheets of Golden American Life Insurance Company as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the post-acquisition period from August 14, 1996 to December 31, 1996 and the pre-acquisition period from January 1, 1996 to August 13, 1996 and for each of the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden American Life Insurance Company at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the post-acquisition period from August 14, 1996 to December 31, 1996 and the pre-acquisition period from January 1, 1996 to August 13, 1996 and for each of the years ended December 31, 1995 and 1994, in conformity with generally accepted accounting principles.



                                                   Ernst & Young LLP


Des Moines, Iowa
February 11, 1997

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

                           CONSOLIDATED BALANCE SHEETS

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   POST-ACQUISITION   PRE-ACQUISITION
                                                                   ----------------- -----------------
                                                                   DECEMBER 31, 1996 DECEMBER 31, 1995
                                                                   ----------------- -----------------
Assets:
Investments:
 Fixed maturities, available for sale, at fair value
  (cost: 1996 -- $275,153; 1995 -- $48,671).......................    $  275,563        $   49,629
 Equity securities, at fair value (cost: 1996 -- $36;
  1995 -- $27)....................................................            33                29
 Mortgage loans on real estate....................................        31,459                --
 Policy loans.....................................................         4,634             2,021
 Short-term investments...........................................        12,631            15,614
                                                                      ----------        ----------
  Total Investments...............................................       324,320            67,293
 Cash and cash equivalents........................................         5,839             5,046
 Accrued investment income........................................         4,139               768
 Deferred policy acquisition costs................................        11,468            67,314
 Present value of in force acquired...............................        83,051             6,057
 Property and equipment, less allowances for depreciation of
   $63 in 1996 and $86 in 1995....................................           699               490
 Goodwill, less accumulated amortization of $589 in 1996..........        38,665                --
 Other assets.....................................................         2,471             7,136
 Separate account assets..........................................     1,207,247         1,048,953
                                                                      ----------        ----------
  Total Assets....................................................    $1,677,899        $1,203,057
                                                                      ==========        ==========
Liabilities and Stockholder's Equity:
Policy liabilities and accruals:
 Future policy benefits:
  Annuity and interest sensitive life products....................    $  285,287        $   33,673
  Unearned revenue reserve........................................         2,063             6,556
                                                                      ----------        ----------
                                                                         287,350            40,229
Deferred income taxes.............................................           365                --
Surplus note......................................................        25,000                --
Due to affiliates.................................................         1,504               675
Other liabilities.................................................        15,949            15,075
Separate account liabilities......................................     1,207,247         1,048,953
                                                                      ----------        ----------
  Total Liabilities...............................................     1,537,415         1,104,932
Commitments and contingencies
Stockholder's Equity:
 Common stock, par value $10 per share, authorized, issued and
   outstanding 250,000 shares.....................................         2,500             2,500
 Redeemable preferred stock, par value $5,000 per share, 50,000 shares authorized (1995 -- 10,000 shares issued and
   outstanding)...................................................            --            50,000
 Additional paid-in capital.......................................       137,372            45,030
 Unrealized appreciation (depreciation) of securities at fair
   value..........................................................           262               658
 Retained earnings (deficit)......................................           350               (63)
                                                                      ----------        ----------
  Total Stockholder's Equity......................................       140,484            98,125
                                                                      ----------        ----------
  Total Liabilities and Stockholder's Equity......................    $1,677,899        $1,203,057
                                                                      ==========        ==========

                             SEE ACCOMPANYING NOTES.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

                        CONSOLIDATED STATEMENTS OF INCOME

                             (DOLLARS IN THOUSANDS)

                               POST-ACQUISITION                    PRE-ACQUISITION
                               ----------------- ---------------------------------------------------
                                FOR THE PERIOD   FOR THE PERIOD
                                AUGUST 14, 1996  JANUARY 1, 1996   FOR THE YEAR      FOR THE YEAR
                                    THROUGH          THROUGH           ENDED             ENDED
                               DECEMBER 31, 1996 AUGUST 13, 1996 DECEMBER 31, 1995 DECEMBER 31, 1994
                               ----------------- --------------- ----------------- -----------------
Revenues:
Annuity and interest
  sensitive life product
  charges.....................     $  8,768         $ 12,259          $18,388          $ 17,519
Management fee revenue........          877            1,390              987                --
Net investment income.........        5,795            4,990            2,818               560
Realized gains (losses) on
  investments.................           42             (420)             297                65
Other income..................          486               70               63                --
                                   --------         --------          -------          --------
                                     15,968           18,289           22,553            18,144
Insurance Benefits and Expenses:
Annuity and interest
  sensitive life benefits:
 Interest credited to account
  balances....................        5,741            4,355            1,322                40
 Benefit claims incurred in
  excess of account balances..        1,262              915            1,824                (5)
Underwriting, acquisition,
  and insurance expenses:
 Commissions..................        9,866           16,549            7,983            16,978
 General expenses.............        5,906            9,422           12,650            12,921
 Insurance taxes..............          672            1,225              952               373
 Policy acquisition costs
  deferred....................      (11,712)         (19,300)          (9,804)          (23,119)
 Amortization:
  Deferred policy acquisition
    costs.....................          244            2,436            2,710             4,608
  Present value of in force
    acquired..................        2,745              951            1,552             2,164
  Goodwill....................          589               --               --                --
                                   --------         --------          -------          --------
                                     15,313           16,553           19,189            13,960
Interest expense..............           85               --               --             1,962
                                   --------         --------          -------          --------
                                     15,398           16,553           19,189            15,922
                                   --------         --------          -------          --------
                                        570            1,736            3,364             2,222
Income taxes..................          220           (1,463)              --                --
                                   --------         --------          -------          --------
Net Income....................     $    350         $  3,199          $ 3,364          $  2,222
                                   ========         ========          =======          ========

                             SEE ACCOMPANYING NOTES.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   PRE-ACQUISITION
                                   -------------------------------------------------------------------
                                                                  UNREALIZED
                                                                 APPRECIATION
                                          REDEEMABLE ADDITIONAL (DEPRECIATION) RETAINED      TOTAL
                                   COMMON PREFERRED   PAID-IN   OF SECURITIES  EARNINGS  STOCKHOLDER'S
                                   STOCK    STOCK     CAPITAL   AT FAIR VALUE  (DEFICIT)    EQUITY
                                   ------ ---------- ---------- -------------- --------- -------------
Balance at January 1, 1994........ $2,500             $ 28,336     $    62      $(2,301)   $ 28,597
 Issuance of 10,000 shares of
 preferred stock..................     --  $ 50,000         --          --           --      50,000
 Contribution of capital..........     --        --      8,750          --           --       8,750
 Net income for 1994..............     --        --         --          --        2,222       2,222
 Unrealized depreciation of
 securities at fair value.........     --        --         --         (63)          --         (63)
                                   ------  --------   --------     -------      -------    --------
Balance at December 31, 1994......  2,500    50,000     37,086          (1)         (79)     89,506
 Contribution of capital..........     --        --      7,944          --           --       7,944
 Net income for 1995..............     --        --         --          --        3,364       3,364
 Preferred stock dividends........     --        --         --          --       (3,348)     (3,348)
 Unrealized appreciation of
 securities at fair value.........     --        --         --         659           --         659
                                   ------  --------   --------     -------      -------    --------
Balance at December 31, 1995......  2,500    50,000     45,030         658          (63)     98,125
 Net income for the period
 January 1, 1996 to August 13,
 1996.............................     --        --         --          --        3,199       3,199
 Preferred stock dividends........     --        --         --          --         (719)       (719)
 Unrealized depreciation of
 securities at fair value.........     --        --         --      (1,175)          --      (1,175)
                                   ------  --------   --------     -------      -------    --------
Balance at August 13, 1996........ $2,500  $ 50,000   $ 45,030     $  (517)     $ 2,417    $ 99,430
                                   ======  ========   ========     =======      =======    ========
                                                            POST-ACQUISITION
                                   -------------------------------------------------------------------
                                                                  UNREALIZED
                                                                 APPRECIATION
                                          REDEEMABLE ADDITIONAL (DEPRECIATION) RETAINED      TOTAL
                                   COMMON PREFERRED   PAID-IN   OF SECURITIES  EARNINGS  STOCKHOLDER'S
                                   STOCK    STOCK     CAPITAL   AT FAIR VALUE  (DEFICIT)    EQUITY
                                   ------ ---------- ---------- -------------- --------- -------------
Balance at August 14, 1996........ $2,500  $ 50,000   $ 87,372          --           --    $139,872
 Contribution of preferred
 stock to additional paid-in
 capital..........................     --   (50,000)    50,000          --           --          --
 Net income for the period
 August 14, 1996 to December
 31, 1996.........................     --        --         --          --      $   350         350
 Unrealized appreciation of
 securities at fair value.........     --        --         --     $   262           --         262
                                   ------  --------   --------     -------      -------    --------
Balance at December 31, 1996...... $2,500  $     --   $137,372     $   262      $   350    $140,484
                                   ======  ========   ========     =======      =======    ========

                             SEE ACCOMPANYING NOTES.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                    POST-ACQUISITION               PRE-ACQUISITION
                                    ----------------- -----------------------------------------
                                     FOR THE PERIOD   FOR THE PERIOD    FOR THE      FOR THE
                                     AUGUST 14, 1996  JANUARY 1, 1996  YEAR ENDED   YEAR ENDED
                                         THROUGH          THROUGH     DECEMBER 31, DECEMBER 31,
                                    DECEMBER 31, 1996 AUGUST 13, 1996     1995        1994
                                    ----------------- --------------- ------------ ------------
Operating Activities
Net income........................      $    350         $  3,199       $ 3,364      $  2,222
Adjustments to reconcile net
  income to net cash provided by
  (used in) operations:
 Adjustments related to annuity
   and interest sensitive life
   products:
  Change in annuity and interest
    sensitive life product
    reserves......................         5,106            4,472         4,664        (1,370)
  Change in unearned revenues.....         2,063            2,084         4,949         1,594
 Increase in accrued investment
   income.........................          (877)          (2,494)         (676)          (24)
 Policy acquisition costs
   deferred.......................       (11,712)         (19,300)       (9,804)      (23,119)
 Amortization of deferred policy
   acquisition costs..............           244            2,436         2,710         4,608
 Amortization of present  value
   of in force acquired...........         2,745              951         1,552         2,164
 Change in other assets, other
   liabilities and accrued
   income taxes...................           (96)           4,672         4,686        (4,543)
 Provision for depreciation and
   amortization...................         1,242              703          (142)           13
 Provision for deferred income
   taxes..........................           220           (1,463)           --            --
 Realized (gains) losses on
   investments....................           (42)             420          (297)          (65)
                                        --------         --------       -------      --------
Net cash provided by (used in)
   operating activities...........          (757)          (4,320)       11,006       (18,520)
Investing Activities
Sale, maturity or repayment of
   investments:
 Fixed maturities--available
   for sale.......................        47,453           55,091        24,026            --
 Fixed maturities--held for
   investment.....................            --               --            --           321
 Equity securities................            --               --            --           313
 Mortgage loans on real estate....            40               --            --            --
 Short-term investments--net......         2,629              354            --         1,299
                                        --------         --------       -------      --------
                                          50,122           55,445        24,026         1,933
Acquisition of investments:
 Fixed maturities--available
   for sale.......................      (147,170)        (184,589)      (61,723)           --
 Fixed maturities--held for
   investment.....................            --               --            --          (857)
 Equity securities................            (5)              --           (10)           (7)
 Mortgage loans on real estate....       (31,499)              --            --            --
 Policy loans--net................          (637)          (1,977)       (1,508)         (369)
 Short-term investments--net......            --               --        (1,681)           --
                                        --------         --------       -------      --------
                                        (179,311)        (186,566)      (64,922)       (1,233)
 Funds held in escrow pursuant
   to an Exchange Agreement.......            --               --        (1,242)       (1,382)
 Purchase of property and
   equipment......................          (137)              --            --            --
                                        --------         --------       -------      --------
Net cash used in investing
   activities.....................      (129,326)        (131,121)      (42,138)         (682)

                             SEE ACCOMPANYING NOTES.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

                             (DOLLARS IN THOUSANDS)

                                         POST-ACQUISITION               PRE-ACQUISITION
                                         ----------------- -----------------------------------------
                                          FOR THE PERIOD   FOR THE PERIOD    FOR THE      FOR THE
                                          AUGUST 14, 1996  JANUARY 1, 1996  YEAR ENDED   YEAR ENDED
                                              THROUGH          THROUGH     DECEMBER 31, DECEMBER 31,
                                         DECEMBER 31, 1996 AUGUST 13, 1996     1995         1994
                                         ----------------- --------------- ------------ ------------
Financing Activities
Retirement of short-term debt...........     $      --        $      --      $     --     $(40,000)
Proceeds from issuance of surplus note..        25,000               --            --           --
Receipts from annuity and interest
  sensitive life policies credited to
  policyholder account balances.........       116,819          149,750        29,501           --
Return of policyholder account balances
  on annuity and interest sensitive
  life policies.........................        (3,315)          (2,695)       (1,543)          --
Net reallocations (to) from Separate
  Accounts..............................       (10,237)          (8,286)           --           --
Contributions of capital by parent......            --               --         7,944        8,750
Issuance of preferred stock.............            --               --            --       50,000
Dividends paid on preferred stock.......            --             (719)       (3,348)          --
                                             ---------        ---------      --------     --------
Net cash provided by financing
  activities............................       128,267          138,050        32,554       18,750
                                             ---------        ---------      --------     --------
Increase (decrease) in cash and
  cash equivalents......................        (1,816)           2,609         1,422         (452)
Cash and cash equivalents at beginning
  of period.............................         7,655            5,046         3,624        4,076
                                             ---------        ---------      --------     --------
Cash and cash equivalents at end of
  period................................     $   5,839        $   7,655      $  5,046     $  3,624
                                             =========        =========      ========     ========

                             SEE ACCOMPANYING NOTES.

               GOLDEN AMERICAN LIFE INSURANCE COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1996

1. SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION
   The consolidated financial statements include Golden American Life Insurance Company ("Golden American") and its wholly owned subsidiary, First Golden American Life Insurance Company of New York ("First Golden") collectively the "Company". First Golden was capitalized by Golden American on December 17, 1996. All significant intercompany accounts and transactions have been eliminated.

ORGANIZATION
   Golden American offers variable insurance products and is licensed as a life insurance company in the District of Columbia and all states except New York. On January 2, 1997, First Golden became licensed to sell insurance products in the state of New York. The Company's products are marketed by broker/dealers, financial institutions and insurance agents. The Company's primary customers are individuals and families.

   On August 13, 1996, Equitable of Iowa Companies ("Equitable") acquired all of the outstanding capital stock of BT Variable, Inc. ("BT Variable") and its wholly owned subsidiaries, Golden American and Directed Services, Inc. ("DSI") from Whitewood Properties Corporation ("Whitewood") pursuant to the terms of a Stock Purchase Agreement between Equitable and Whitewood (the "Purchase Agreement"). See Note 5 for additional information.

   For financial statement purposes, the change in control of Golden American through the acquisition of BT Variable was accounted for as a purchase acquisition effective August 14, 1996. This acquisition resulted in a new basis of accounting reflecting estimated fair values of assets and liabilities at that date. As a result, the Company's financial statements for periods subsequent to August 13, 1996, are presented on the Post-Acquisition new basis of accounting, while the financial statements for August 13, 1996 and prior periods are presented on the Pre-Acquisition historical cost basis of accounting.

INVESTMENTS
   FIXED MATURITIES: Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" requires fixed maturity securities to be designated as either "available for sale", "held for investment" or "trading". Sales of fixed maturities designated as "available for sale" are not restricted by SFAS No. 115. Available for sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in stockholder's equity, after adjustment for related changes in deferred policy acquisition costs, present value of in force acquired, policy reserves and deferred income taxes. At December 31, 1996 and 1995, all of the Company's fixed maturity securities are designated as available for sale although the Company is not precluded from designating fixed maturity securities as held for investment or trading at some future date. Securities the Company has the positive intent and ability to hold to maturity are designated as "held for investment". Held for investment securities are reported at cost adjusted for amortization of premiums and discounts. Changes in the fair value of these securities, except for declines that are other than temporary, are not reflected in the Company's financial statements. Sales of securities designated as held for investment are severely restricted by SFAS No. 115. Securities that are bought and held principally for the purpose of selling them in the near term are designated as trading securities. Unrealized gains and losses on trading securities are included in current earnings. Transfers of securities between categories are restricted and are recorded at fair value at the time of the transfer. Securities that are determined to have a decline in value that is other than temporary are written down to estimated fair value which becomes the security's new cost basis by a charge to realized losses in the Company's Statements of Income. Premiums and discounts are amortized/accrued utilizing the scientific interest method which results in a constant yield over the security's expected life. Amortization/accrual of premiums and discounts on mortgage-backed securities incorporates a prepayment assumption to estimate the securities' expected lives.

   EQUITY SECURITIES: Equity securities are reported at estimated fair value if readily marketable or at cost if not readily marketable. The change in unrealized appreciation and depreciation of marketable equity securities (net of related deferred income taxes, if any) is included directly in stockholder's equity. Equity securities that are determined to have a decline in value that is other than temporary are written down to estimated fair value which becomes the security's new cost basis by a charge to realized losses in the Company's Statement of Income.

   MORTGAGE LOANS: Mortgage loans on real estate are reported at cost adjusted for amortization of premiums and accrual of discounts. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected future cash flows from the loan, discounted at the loan's effective interest rate, or to the loan's observable market price, or the fair value of the underlying collateral. The carrying value of impaired loans is reduced by the establishment of a valuation allowance which is adjusted at each reporting date for significant changes in the calculated value of the loan. Changes in this valuation allowance are charged or credited to income.

               GOLDEN AMERICAN LIFE INSURANCE COMPANY

                          DECEMBER 31, 1996

   OTHER INVESTMENTS: Policy loans are reported at unpaid principal. Short-term investments are reported at cost adjusted for amortization of premiums and accrual of discounts.

   FAIR VALUES: Estimated fair values, as reported herein, of publicly traded fixed maturity securities are as reported by an independent pricing service. Fair values of conventional mortgage-backed securities not actively traded in a liquid market are estimated using a third party pricing system. This pricing system uses a matrix calculation assuming a spread over U.S. Treasury bonds based upon the expected average lives of the securities. Fair values of private placement bonds are estimated using a matrix that assumes a spread (based on interest rates and a risk assessment of the bonds) over U.S. Treasury bonds. Estimated fair values of equity securities which consists of the Company's investment in its registered separate accounts are based upon the quoted fair value of the securities comprising the individual portfolios underlying the separate accounts. Realized gains and losses are determined on the basis of specific identification and average cost methods for manager initiated and issuer initiated disposals, respectively.

CASH AND CASH EQUIVALENTS
   For purposes of the consolidated statement of cash flows, the Company considers all demand deposits and interest-bearing accounts not related to the investment function to be cash equivalents. All interest-bearing accounts classified as cash equivalents have original maturities of three months or less.

DEFERRED POLICY ACQUISITION COSTS
   Certain costs of acquiring new insurance business, principally commissions and other expenses related to the production of new business, have been deferred. Acquisition costs for variable annuity and life products are being amortized generally in proportion to the present value (using the assumed crediting rate) of expected future gross profits. This amortization is adjusted retrospectively, or "unlocked", when the Company revises its estimate of current or future gross profits to be realized from a group of products. Deferred policy acquisition costs are adjusted to reflect the pro forma impact of unrealized gains and losses on fixed maturity securities the Company has designated as "available for sale" under SFAS No. 115.

PRESENT VALUE OF IN FORCE ACQUIRED
   As a result of the acquisition of Golden American, a portion of the acquisition cost was allocated to the right to receive future cash flows from the existing insurance contracts. This allocated cost represents the present value of in force acquired ("PVIF") which reflects the value of those purchased policies calculated by discounting actuarially determined expected cash flows at the discount rate determined by the purchaser. Interest is imputed on the unamortized balance of PVIF at rates of 7.70% to 7.80%. Amortization of PVIF is charged to expense in proportion to expected gross profits. This amortization is adjusted retrospectively, or "unlocked", when the Company revises its estimate of current or future gross profits to be realized from the insurance contracts acquired. PVIF is adjusted to reflect the pro forma impact of unrealized gains (losses) on available for sale fixed maturities.

PROPERTY AND EQUIPMENT
   Property and equipment primarily represent leasehold improvements at the Golden American headquarters, office furniture and equipment and capitalized computer software and are not considered to be significant to the Company's overall operations. Property and equipment are reported at cost less allowances for depreciation. Depreciation expense is computed primarily on the basis of straight-line method over the estimated useful lives of the assets.

GOODWILL
   Goodwill was established as a result of the acquisition discussed above and is being amortized over 25 years on a straight line basis. See Note 5 for additional information.

FUTURE POLICY BENEFITS
   Future policy benefits for fixed interest divisions of the variable products, are established utilizing the retrospective deposit accounting method. Policy reserves represent the premiums received plus accumulated interest, less mortality and administration charges. Interest credited to these policies ranged from 4.00% to 7.25% during 1996.

   The unearned revenue reserve represents unearned distribution fees discussed below. These distribution fees have been deferred and are amortized over the life of the contract in proportion to its expected gross profits.

SEPARATE ACCOUNTS
   Assets and liabilities of the separate accounts reported in the accompanying balance sheets represent funds that are separately administered principally for variable annuity and variable life contracts. Contractholders, rather than the Company, bear the investment risk for variable products. At the direction of the contractholders, the separate accounts invest the premiums from the sale of variable annuity and variable life products in shares of specified mutual funds. The assets and liabilities of the separate accounts are clearly identified and segregated from

               GOLDEN AMERICAN LIFE INSURANCE COMPANY

                          DECEMBER 31, 1996

other assets and
liabilities of the Company. The portion of the separate account assets applicable to variable annuity and variable life contracts cannot be charged with liabilities arising out of any other business the Company may conduct.

   Variable separate account assets carried at fair value of the underlying investments generally represent contractholder investment values maintained in the accounts. Variable separate account liabilities represent account balances for the variable annuity and variable life contracts invested in the separate accounts. Net investment income and realized and unrealized capital gains and losses related to separate account assets are not reflected in the accompanying Statement of Income.

   Product charges recorded by the Company from variable annuity and variable life products consist of charges applicable to each contract for mortality and expense risk, cost of insurance, contract administration and surrender charges. In addition, some variable annuity and all variable life contracts provide for a distribution fee collected for a limited number of years after each premium deposit. Revenue recognition of collected distribution fees is amortized over the life of the contract in proportion to its expected gross profits. The balance of unrecognized revenue related to the distribution fees is reported as an unearned revenue reserve.

DEFERRED INCOME TAXES
   Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred tax assets or liabilities are adjusted to reflect the pro forma impact of unrealized gains and losses on equity securities and fixed maturity securities the Company has designated as available for sale under SFAS No. 115. Changes in deferred tax assets or liabilities resulting from this SFAS No. 115 adjustment are charged or credited directly to stockholder's equity. Deferred income tax expenses or credits reflected in the Company's Statement of Income are based on the changes in the deferred tax asset or liability from period to period (excluding the SFAS No. 115 adjustment).

DIVIDEND RESTRICTIONS
   Golden American's ability to pay dividends to its parent is restricted because prior approval of insurance regulatory authorities is required for payment of dividends to the stockholder which exceed an annual limitation. During 1997, Golden American could pay dividends to its parent of approximately $2,186,000 without prior approval of statutory authorities. The Company has maintained adequate statutory capital and surplus and has not used surplus relief or financial reinsurance, which have come under scrutiny by many state insurance departments.

USE OF ESTIMATES
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the preparation period. Actual results could differ from those estimates.

   Management is required to utilize historical experience and assumptions about future events and circumstances in order to develop estimates of material reported amounts and disclosures. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates and assumptions are (1) estimates of fair values of investments in securities and other financial instruments, as well as fair values of policyholder liabilities, (2) policyholder liabilities, (3) deferred policy acquisition costs and present value of in force acquired, (4) fair values of assets and liabilities recorded as a result of acquisition transactions, (5) asset valuation allowances,
(6) guaranty fund assessment accruals, (7) deferred tax benefits (liabilities) and (8) estimates for commitments and contingencies including legal matters, if a liability is anticipated and can be reasonably estimated. Estimates and assumptions regarding all of the preceding are inherently subject to change and are reassessed periodically. Changes in estimates and assumptions could materially impact the financial statements.

RECLASSIFICATION
   Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform to the 1996 financial statement presentation.

2. BASIS OF FINANCIAL REPORTING

   The financial statements of the Company differ from related statutory-basis financial statements principally as follows: (1) acquisition costs of acquiring new business are deferred and amortized over the life of the policies rather than charged to operations as incurred; (2) an asset representing the present value of future cash flows from insurance contracts acquired was established as a result of an acquisition and is amortized and charged to expense; (3) future policy benefit reserves for the fixed interest divisions of the variable products are based on full account values, rather than the greater of cash surrender value or amounts derived from discounting methodologies utilizing statutory interest rates; (4) reserves are reported before reduction for reserve credits related to reinsurance ceded and a receivable is established, net of an allowance for uncollectible amounts, for these credits rather than presented net of these credits; (5) fixed maturity investments are designated as "available for sale" and valued at fair value with unrealized appreciation/depreciation, net of adjustments to deferred income taxes (if applicable) and deferred policy

               GOLDEN AMERICAN LIFE INSURANCE COMPANY

                          DECEMBER 31, 1996

acquisition costs, credited/charged directly to stockholder's equity rather than valued at amortized cost; (6) the carrying value of fixed maturity securities is reduced to fair value by a charge to realized losses in the Statements of Income when declines in carrying value are judged to be other than temporary, rather than through the establishment of a formula-determined statutory investment reserve (carried as a liability), changes in which are charged directly to surplus; (7) deferred income taxes are provided for the difference between the financial statement and income tax bases of assets and liabilities; (8) net realized gains or losses attributed to changes in the level of interest rates in the market are recognized when the sale is completed rather than deferred and amortized over the remaining life of the fixed maturity security;
(9) a liability is established for anticipated guaranty fund assessments, net of related anticipated premium tax credits, rather than capitalized when assessed and amortized in accordance with procedures permitted by insurance regulatory authorities; (10) revenues for variable annuity and variable life products consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed rather than premiums received; and (11) assets and liabilities are restated to fair values when a change in ownership occurs, with provisions for goodwill and other intangible assets, rather than continuing to be presented at historical cost.

   Net income (loss) for Golden American, as determined in accordance with statutory accounting practices was $(9,188,000) in 1996, $(4,117,000) in 1995 and $(11,260,000) in 1994. Total
statutory capital and surplus was $80,430,000 at December 31, 1996 and $66,357,000 at December 31, 1995.

3. INVESTMENT OPERATIONS

INVESTMENT
   Results Major categories of net investment income are summarized below:

                                         POST-ACQUISITION               PRE-ACQUISITION
                                         ----------------- -----------------------------------------
                                          FOR THE PERIOD   FOR THE PERIOD    FOR THE      FOR THE
                                          AUGUST 14, 1996  JANUARY 1, 1996  YEAR ENDED   YEAR ENDED
                                              THROUGH      THROUGH AUGUST  DECEMBER 31, DECEMBER 31,
                                         DECEMBER 31, 1996    13, 1996         1995         1994
                                         ----------------- --------------- ------------ ------------
                                                           (DOLLARS IN THOUSANDS)
   Fixed maturities.....................      $5,083           $4,507         $1,610        $142
   Equity securities....................         103               --             --           1
   Mortgage loans on real estate........         203               --             --          --
   Policy loans.........................          78               73             56          11
   Short-term investments...............         441              341            899         226
   Other, net...........................           2               22            148          99
   Funds held in escrow.................          --              145            166          83
                                              ------           ------         ------        ----
   Gross investment income..............       5,910            5,088          2,879         562
   Less investment expenses.............        (115)             (98)           (61)         (2)
                                              ------           ------         ------        ----
   Net investment income................      $5,795           $4,990         $2,818        $560
                                              ======           ======         ======        ====

   Realized gains (losses) are as follows:

               GOLDEN AMERICAN LIFE INSURANCE COMPANY

                          DECEMBER 31, 1996

                                                                  REALIZED*
                                         -----------------------------------------------------------
                                         POST-ACQUISITION               PRE-ACQUISITION
                                         ----------------- -----------------------------------------
                                          FOR THE PERIOD   FOR THE PERIOD
                                          AUGUST 14, 1996  JANUARY 1, 1996  YEAR ENDED   YEAR ENDED
                                              THROUGH      THROUGH AUGUST  DECEMBER 31, DECEMBER 31,
                                         DECEMBER 31, 1996    13, 1996         1995         1994
                                         ----------------- --------------- ------------ ------------
                                                           (DOLLARS IN THOUSANDS)
   Fixed maturities:
    Available for sale..................        $42             $(420)         $297
    Held for investment.................         --                --            --         $ 2
   Equity securities....................         --                --            --          63
                                                ---             -----          ----         ---
   Realized gains (losses) on
     investments........................        $42             $(420)         $297         $65
                                                ===             =====          ====         ===

_______________

   * See Note 6 for the income tax effects attributable to realized gains and losses on investments.

   The change in unrealized appreciation (depreciation) on securities at fair value is as follows:

                                                                UNREALIZED
                                       ------------------------------------------------------------
                                        POST-ACQUISITION                PRE-ACQUISITION
                                       ------------------- -----------------------------------------
                                         FOR THE PERIOD    FOR THE PERIOD
                                         AUGUST 14, 1996   JANUARY 1, 1996  YEAR ENDED   YEAR ENDED
                                             THROUGH       THROUGH AUGUST  DECEMBER 31, DECEMBER 31,
                                       DECEMBER 31, 1996**    13, 1996         1995         1994
                                       ------------------- --------------- ------------ ------------
                                                          (DOLLARS IN THOUSANDS)
   Fixed maturities:
    Available for sale................        $410             $(2,087)       $  958       $ (65)
    Held for investment...............          --                  --            90          --
   Equity securities..................          (3)                  1             3         (63)
                                              ----             -------        ------       -----
   Unrealized appreciation
     (depreciation) of securities.....        $407             $(2,086)       $1,051       $(128)
                                              ====             =======        ======       =====

_______________

   **   On August 13, 1996, all fixed maturities and equity
   securities in the Company's investment portfolio were marked to market.

   At December 31, 1996 and December 31, 1995, amortized cost, gross unrealized gains and losses and estimated fair values of fixed maturity securities, all of which are designated as available for sale, are as follows:

                                                 POST-ACQUISITION
                                     -----------------------------------------
                                                 GROSS      GROSS    ESTIMATED
                                     AMORTIZED UNREALIZED UNREALIZED   FAIR
   DECEMBER 31, 1996                   COST      GAINS      LOSSES     VALUE
   -----------------                 --------- ---------- ---------- ---------
                                              (DOLLARS IN THOUSANDS)
   U.S. government and governmental
   agencies and authorities:
    Mortgage-backed securities...... $ 70,902    $  122     $(247)   $ 70,777
    Other...........................    3,082         2        (4)      3,080
   Public utilities.................   35,893       193       (38)     36,048
   Investment grade corporate.......  134,487       586      (466)    134,607
   Below investment grade
   corporate........................   25,921       249       (56)     26,114
   Mortgage-backed securities.......    4,868        69        --       4,937
                                     --------    ------     -----    --------
   Total............................ $275,153    $1,221     $(811)   $275,563
                                     ========    ======     =====    ========

               GOLDEN AMERICAN LIFE INSURANCE COMPANY

                          DECEMBER 31, 1996


                                                   PRE-ACQUISITION
                                      -----------------------------------------
                                                  GROSS      GROSS    ESTIMATED
                                      AMORTIZED UNREALIZED UNREALIZED   FAIR
   DECEMBER 31, 1995                    COST      GAINS      LOSSES     VALUE
   -----------------                  --------- ---------- ---------- ---------
                                               (DOLLARS IN THOUSANDS)
   U.S. government and governmental
   agencies and authorities--Other..   $13,334     $176                $13,510
   Public utilities.................     5,276       26                  5,302
   Investment grade corporate.......    27,042      700       $(31)     27,711
   Mortgage-backed securities.......     3,019       87         --       3,106
                                       -------     ----       ----     -------
   Total............................   $48,671     $989       $(31)    $49,629
                                       =======     ====       ====     =======

   At December 31, 1996, net unrealized investment gains on fixed maturities designated as available for sale totaled $410,000. This appreciation caused an increase to stockholder's equity of $265,000 at December 31, 1996 (net of deferred income taxes of $145,000). No fixed maturity securities were designated as held for investment at December 31, 1996 or 1995. Short-term investments with maturities of 30 days or less have been excluded from the above schedules. Amortized cost approximates fair value for these securities.

   Amortized cost and estimated fair value of fixed maturities designated as available for sale, by contractual maturity, at December 31, 1996, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                              POST-ACQUISITION
                                                             -------------------
                                                                       ESTIMATED
                                                             AMORTIZED   FAIR
   DECEMBER 31, 1996                                           COST      VALUE
   -----------------                                         --------- ---------
                                                           (DOLLARS IN THOUSANDS)
   Due within one year...................................... $ 15,908  $ 15,930
   Due after one year through five years....................  122,958   123,487
   Due after five years through ten years...................   60,517    60,432
                                                             --------  --------
                                                              199,383   199,849
   Mortgage-backed securities...............................   75,770    75,714
                                                             --------  --------
   Total.................................................... $275,153  $275,563
                                                             ========  ========

   An analysis of sales, maturities and principal repayments of the Company's fixed maturities portfolio is as follows:

               GOLDEN AMERICAN LIFE INSURANCE COMPANY

                          DECEMBER 31, 1996

                                                      GROSS    GROSS   PROCEEDS
                                           AMORTIZED REALIZED REALIZED   FROM
                                             COST     GAINS    LOSSES    SALE
                                           --------- -------- -------- --------
                                                  (DOLLARS IN THOUSANDS)
   For the period August 14, 1996 through
   December 31, 1996:
    Scheduled principal repayments, calls
    and tenders...........................  $ 1,612                    $ 1,612
    Sales.................................   45,799    $115    $ (73)   45,841
                                            -------    ----    -----   -------
   Total..................................  $47,411    $115    $ (73)  $47,453
                                            =======    ====    =====   =======
   For the period January 1, 1996 through
   August 13, 1996:
    Scheduled principal repayments, calls
    and tenders...........................  $ 1,801                    $ 1,801
    Sales.................................   53,710    $152    $(572)   53,290
                                            -------    ----    -----   -------
   Total..................................  $55,511    $152    $(572)  $55,091
                                            =======    ====    =====   =======
   Year ended December 31, 1995:
    Scheduled principal repayments, calls
    and tenders...........................  $20,279    $305    $ (16)  $20,568
    Sales.................................    3,450       8       --     3,458
                                            -------    ----    -----   -------
   Total..................................  $23,729    $313    $ (16)  $24,026
                                            =======    ====    =====   =======
   Year ended December 31, 1994:
    Scheduled principal repayments,
    tenders (available for sale only) and
    calls--held for investment............  $   319    $  2    $  --   $   321
                                            -------    ----    -----   -------
   Total..................................  $   319    $  2    $  --   $   321
                                            =======    ====    =====   =======

   INVESTMENT VALUATION ANALYSIS: The company analyzes its investment portfolio at least quarterly in order to determine if the carrying value of any of its investments has been impaired. The carrying value of debt and equity securities is written down to fair value by a charge to realized losses when an impairment in value appears to be other than temporary. During 1996 and 1995, no investments were identified as having an impairment other than temporary.

   INVESTMENTS ON DEPOSIT: At December 31, 1996 and 1995, affidavits of deposits covering bonds with a par value of $6,605,000 and $2,695,000, respectively, were on deposit with regulatory authorities pursuant to certain statutory requirements.

   INVESTMENT DIVERSIFICATIONS: The Company's investment policies related to its investment portfolio require diversification by asset type, company and industry and set limits on the amount which can be invested in an individual issuer. Such policies are at least as restrictive as those set forth by regulatory authorities. Fixed maturity investments included investments in various government bonds and government or agency mortgage-backed securities (27% in 1996 and 1995), public utilities (13% in 1996, 11% in 1995), basic industrials (30% in 1996, 20% in 1995) and financial companies (18% in 1996, 30% in 1995). Mortgage loans on real estate have been analyzed by geographical location and 17% of all mortgage loans are in Georgia. There are no other concentrations of mortgage loans in any state exceeding ten percent in 1996. Mortgage loans on real estate have also been analyzed by collateral type with significant concentrations identified in office buildings (36% in 1996), industrial buildings (31% in 1996) and multi-family residential buildings (27% in 1996). Equity securities and investments accounted for by the equity method are not significant to the Company's overall investment portfolio.

   No investment in any person or its affiliates (other than bonds issued by agencies of the United States government) exceeded ten percent of stockholder's equity at December 31, 1996.

4. FAIR VALUES OF FINANCIAL INSTRUMENTS

   SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of estimated fair value of all financial instruments, including both assets and liabilities recognized and not recognized in a Company's balance sheet, unless specifically exempted. SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" requires additional disclosures about derivative financial instruments. Most of the Company's investments, insurance liabilities and debt fall within the standards' definition of a financial instrument. Although the Company's insurance liabilities are specifically exempted from this

               GOLDEN AMERICAN LIFE INSURANCE COMPANY

                          DECEMBER 31, 1996

disclosure requirement,
estimated fair value disclosure of these liabilities is also provided in order to make the disclosures more meaningful. Accounting, actuarial and regulatory bodies are continuing to study the methodologies to be used in developing fair value information, particularly as it relates to such things as liabilities for insurance contracts. Accordingly, care should be exercised in deriving conclusions about the Company's business or financial condition based on the information presented herein.

   The Company closely monitors the composition and yield of its invested assets, the duration and interest credited on insurance liabilities and resulting interest spreads and timing of cash flows. These amounts are taken into consideration in the Company's overall management of interest rate risk, which attempts to minimize exposure to changing interest rates through the matching of investment cash flows with amounts expected to be due under insurance contracts. As discussed below, the Company has used discount rates in its determination of fair values for its liabilities which are consistent with market yields for related assets. The use of the asset market yield is consistent with management's opinion that the risks inherent in its asset and liability portfolios are similar. This assumption, however, might not result in values consistent with those obtained through an actuarial appraisal of the Company's business or values that might arise in a negotiated transaction.

   The following compares carrying values as shown for financial reporting purposes with estimated fair values.

                                                           DECEMBER 31, 1996
                                                         ---------------------
                                                          CARRYING  ESTIMATED
                                                           VALUE    FAIR VALUE
                                                         ---------- ----------
                                                         (DOLLARS IN THOUSANDS)
   Assets
   Balance sheet financial assets:
    Fixed maturities available for sale................. $  275,563 $  275,563
    Equity securities...................................         33         33
    Mortgage loans on real estate.......................     31,459     30,979
    Short-term investments..............................     12,631     12,631
    Cash and cash equivalents...........................      5,839      5,839
    Other receivables...................................      4,214      4,214
    Separate account assets.............................  1,207,247  1,207,247
                                                         ---------- ----------
                                                          1,536,986  1,536,506
   Deferred policy acquisition costs....................     11,468         --
   Present value of in force acquired...................     83,051         --
   Goodwill.............................................     38,665         --
   Deferred income taxes on fair value adjustments......         --      7,741
   Non-financial assets.................................      3,095      3,095
                                                         ---------- ----------
   Total assets......................................... $1,673,265 $1,547,342
                                                         ========== ==========
   Liabilities and Stockholder's Equity
   Balance sheet financial liabilities:
    Future policy benefits (net of related policy
    loans):
     Annuity products................................... $  280,076 $  253,012
     Interest sensitive life products...................      2,640      2,368
                                                         ---------- ----------
                                                            282,716    255,380
   Surplus note.........................................     25,000     28,878
   Separate account liabilities.........................  1,207,247  1,119,158
                                                         ---------- ----------
                                                          1,514,963  1,403,416
   Non-financial liabilities............................     17,818     17,818
                                                         ---------- ----------
   Total liabilities....................................  1,532,781  1,421,234
   Stockholder's equity.................................    140,484    126,108
                                                         ---------- ----------
   Total liabilities and stockholder's equity........... $1,673,265 $1,547,342
                                                         ========== ==========

   The following methods and assumptions were used by the Company in estimating fair values.

   FIXED MATURITIES: Estimated fair values of publicly traded securities are as reported by an independent pricing service.
Estimated fair values of conventional mortgage-backed securities not actively traded in a liquid market are estimated using a third party pricing system. This pricing system uses a matrix calculation assuming a spread over U.S. Treasury bonds based upon the expected average lives of the securities.

               GOLDEN AMERICAN LIFE INSURANCE COMPANY

                          DECEMBER 31, 1996

   EQUITY SECURITIES: Estimated fair values of equity securities, which consist of the Company's investment in the portfolios underlying its separate accounts, are based upon the quoted fair value of the individual securities comprising the individual portfolios underlying the separate accounts. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality.

   MORTGAGE LOANS ON REAL ESTATE: Fair values are estimated by discounting expected cash flows, using interest rates currently offered for similar loans.

   SHORT-TERM INVESTMENTS, CASH AND CASH EQUIVALENTS, AND OTHER
RECEIVABLES: Carrying values reported in the Company's historical cost basis balance sheet approximate estimated fair value for these instruments, due to their short-term nature.

   DEFERRED POLICY ACQUISITION COSTS, PRESENT VALUE OF IN FORCE ACQUIRED AND GOODWILL: For historical cost purposes, the recovery of policy acquisition costs and present value of in force acquired is based on the realization, among other things, of future interest spreads and gross premiums on in force business. Because these cash flows are considered in the computation of the future policy benefit cash flows, the deferred policy acquisition cost and present value of in force acquired balances do not appear on the estimated fair value balance sheet. Goodwill does not appear in the estimated fair value balance sheet because no cash flows are related to this asset.

   SEPARATE ACCOUNT ASSETS: Separate account assets represent the estimated fair values of the underlying securities in the Company's historical cost and estimated fair value basis balance sheets.

   FUTURE POLICY BENEFITS: Estimated fair values of the Company's liabilities for future policy benefits for the fixed interest division of the variable products are based upon discounted cash flow calculations. Cash flows of future policy benefits are discounted using the market yield rate of the assets supporting these liabilities. Estimated fair values are presented net of the estimated fair value of corresponding policy loans due to the interdependent nature of the cash flows associated with these items.

   SURPLUS NOTE: Estimated fair value of the Company's surplus note was based upon discounted future cash flows using a discount rate approximating the Company's return on invested assets.

   SEPARATE ACCOUNT LIABILITIES: Separate account liabilities are reported at full account value in the Company's historical cost balance sheet. Estimated fair values of separate account liabilities are based upon assumptions using an estimated long-term average market rate of return to discount future cash flows. The reduction in fair values for separate account liabilities reflect the present value of future revenue from product charges, distribution fees or surrender charges.

   DEFERRED INCOME TAXES ON FAIR VALUE ADJUSTMENTS: Deferred income taxes have been reported at the statutory rate for the differences (except for those attributed to permanent differences) between the carrying value and estimated fair value of assets and liabilities set forth herein.

   NON-FINANCIAL ASSETS AND LIABILITIES: Values are presented at historical cost. Non-financial assets consist primarily of property and equipment, receivable from the Separate Accounts and restricted stock assets. Non-financial liabilities consist primarily of outstanding checks, guaranty fund assessments payable, payables for investments and suspense accounts.

   At December 31, 1995, the carrying amounts reported for the financial instruments consisting primarily of short-term investments, policy loans, the adjustable principal amount promissory note and insurance and annuity reserves approximate fair value.

   SFAS No. 107 and SFAS No. 119 require disclosure of estimated fair value information about financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, estimated fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The above presentation should not be viewed as an appraisal as there are several factors, such as the fair value associated with customer or agent relationships and other intangible items, which have not been considered. In addition, interest rates and other assumptions might be modified if an actual appraisal were to be performed. Accordingly, the aggregate estimated fair value amounts presented herein are limited by each of these factors and do not purport to represent the underlying value of the Company.

5. ACQUISITION

   TRANSACTION: On August 13, 1996, Equitable acquired all of the outstanding capital stock of BT Variable from Whitewood, a wholly owned subsidiary of Bankers Trust, pursuant to the terms of the Purchase Agreement dated as of May 3, 1996 between Equitable and Whitewood. In exchange for the outstanding capital stock of BT Variable,

               GOLDEN AMERICAN LIFE INSURANCE COMPANY

                          DECEMBER 31, 1996

Equitable paid the sum of $93,000,000 in cash to Whitewood in accordance with the terms of the Purchase Agreement. Equitable also paid the sum of $51,000,000 in cash to Bankers Trust to retire certain debt owed by BT Variable to Bankers Trust pursuant to a revolving credit arrangement. Subsequent to the acquisition, the BT Variable, Inc. name was changed to EIC Variable, Inc.

   ACCOUNTING TREATMENT: The acquisition was accounted for as a purchase resulting in a new basis of accounting, reflecting estimated fair values for assets and liabilities at August 13, 1996. The purchase price was allocated to the three companies purchased-- BT Variable, DSI and Golden American. Goodwill was established for the excess of the acquisition cost over the fair value of the net assets acquired and pushed down to Golden American. The acquisition cost is preliminary with respect to the final settlement of taxes with Bankers Trust and estimated expenses and, as a result, goodwill may change. The allocation of the purchase price to Golden American was approximately $139,872,000. The amount of goodwill relating to the acquisition was $39,254,000 at the acquisition date and is being amortized over 25 years on a straight line basis. The carrying value of goodwill will be reviewed periodically for any indication of impairment in value.

   PRO FORMA INFORMATION (UNAUDITED): The following pro forma information is presented as if the acquisition had occurred on January 1, 1995. The information is combined to reflect the purchase accounting in the pre-acquisition periods of January 1, 1996 through August 13, 1996 and for the year ended December 31, 1995. This information is intended for informational purposes only and may not be indicative of the Company's future results of operations.


                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1996    1995
                                                                 ------- -------
                                                                   (DOLLARS IN
                                                                   THOUSANDS)
                                                                   (UNAUDITED)
   Revenues..................................................... $35,955 $25,149
   Net income...................................................     799   1,093

   The primary pro forma effects are revised amortization of deferred policy acquisition costs, present value of in force acquired, unearned revenue, goodwill and the elimination of deferred tax benefits.

   PRESENT VALUE OF IN FORCE ACQUIRED: As part of the acquisition, a portion of the acquisition cost was allocated to the right to receive future cash flows from the insurance contracts existing with Golden American at the date of acquisition. This allocated cost represents the present value of in force acquired ("PVIF") which reflects the value of those purchased policies calculated by discounting the actuarially determined expected future cash flows at the discount rate determined by Equitable.

   An analysis of the PVIF asset is as follows:

                                         POST-ACQUISITION               PRE-ACQUISITION
                                         ----------------- -----------------------------------------
                                          FOR THE PERIOD   FOR THE PERIOD
                                          AUGUST 14, 1996  JANUARY 1, 1996  YEAR ENDED   YEAR ENDED
                                              THROUGH          THROUGH     DECEMBER 31, DECEMBER 31,
                                         DECEMBER 31, 1996 AUGUST 13, 1996     1995         1994
                                         ----------------- --------------- ------------ ------------
                                                           (DOLLARS IN THOUSANDS)
   Beginning balance....................      $85,796          $ 6,057       $ 7,620      $ 9,784
   Imputed interest.....................        2,465              273           548          696
   Amortization.........................       (5,210)          (1,224)       (2,100)      (2,860)
   Adjustment for unrealized gains on
     available for sale securities......           --               11           (11)          --
                                              -------          -------       -------      -------
   Ending balance.......................      $83,051          $ 5,117       $ 6,057      $ 7,620

   Pre-Acquisition PVIF represents the remaining value assigned to in force contracts when Bankers Trust purchased Golden American from Mutual Benefit on September 30, 1992. See Note 8, contingent liability for additional information.

   Interest is imputed on the unamortized balance of PVIF at rates of 7.70% to 7.80% for the period August 14, 1996 through December
31, 1996. PVIF is charged to expense and adjusted for the unrealized gains (losses) on

               GOLDEN AMERICAN LIFE INSURANCE COMPANY

                          DECEMBER 31, 1996

available for sale securities. Based on current conditions and assumptions as to the future events on acquired policies in force, the expected approximate net amortization for the next five years, relating to the balance of the PVIF as of December 31, 1996, is as follows:

   YEAR                                                           AMOUNT
   ----                                                   ----------------------
                                                          (DOLLARS IN THOUSANDS)
   1997..................................................         $9,664
   1998..................................................         10,109
   1999..................................................          9,243
   2000..................................................          7,919
   2001..................................................          6,798

6. INCOME TAXES

   The Company files a federal income tax return separate from its parent company. Under the Internal Revenue Service Code, a newly acquired insurance company must file a separate return for 5 years. Deferred income taxes have been established based upon the temporary differences, the reversal of which will result in taxable or deductible amounts in future years when the related asset or liability is recovered or settled.

   At December 31, 1995 and 1994, Golden American had net operating loss ("NOL") carryforwards for federal income tax purposes of approximately $22,600,000 and $17,400,000, respectively. As a result of the election made in connection with the acquisition, the Company will be treated as a new taxpayer commencing on August 14, 1996. For the period August 14, 1996 through December 31, 1996, the Company incurred a NOL of $4,725,000.

INCOME TAX EXPENSE: Income tax expenses (credits) are included in the consolidated financial statements as follows:

                                                                    POST-ACQUISITION  PRE-ACQUISITION
                                                                    ----------------- ---------------
                                                                     FOR THE PERIOD   FOR THE PERIOD
                                                                     AUGUST 14, 1996  JANUARY 1, 1996
                                                                         THROUGH      THROUGH AUGUST
                                                                    DECEMBER 31, 1996    13, 1996
                                                                    ----------------- ---------------
                                                                         (DOLLARS IN THOUSANDS)
   Taxes provided in consolidated statements of income--deferred...       $220            $(1,463)
   Taxes provided in consolidated statement of changes in
     stockholder's equity on unrealized gains--deferred............        145                 --
                                                                          ----            -------
                                                                          $365            $(1,463)
                                                                          ====            =======

   Income tax expense (credits) attributed to realized gains and losses on investments amounted to $15,000 and $(147,000) and for the periods August 14, 1996 through December 31, 1996, and January 1, 1996 through August 13, 1996, respectively. The effective tax rate on income before income taxes and equity income (loss) is different from the prevailing federal income tax rate as follows:

                                         POST-ACQUISITION               PRE-ACQUISITION
                                         ----------------- -----------------------------------------
                                          FOR THE PERIOD   FOR THE PERIOD
                                          AUGUST 14, 1996  JANUARY 1, 1996  YEAR ENDED   YEAR ENDED
                                              THROUGH      THROUGH AUGUST  DECEMBER 31, DECEMBER 31,
                                         DECEMBER 31, 1996    13, 1996         1995         1994
                                         ----------------- --------------- ------------ ------------
                                                           (DOLLARS IN THOUSANDS)
   Income before income taxes...........       $570            $ 1,736        $3,364       $2,222
   Income tax at federal statutory rate.        200                607         1,177          778
   Tax effect (decrease) of:
    Realization of NOL carryforwards....         --             (1,214)           --           --
    Dividends received deduction........         --                 --          (350)        (368)
    Other items.........................         20                 --            17         (210)
    Valuation allowance.................         --               (856)         (844)        (200)
                                               ----            -------        ------       ------
   Income tax expense (benefit).........       $220            $(1,463)       $   --       $   --
                                               ====            =======        ======       ======

               GOLDEN AMERICAN LIFE INSURANCE COMPANY

                          DECEMBER 31, 1996

DEFERRED INCOME TAXES
   The tax effect of temporary differences giving rise to the Company's deferred income tax assets and liabilities at December 31, 1996 and 1995 is as follows:

                                                                      POST-ACQUISITION PRE-ACQUISITION
                                                                      ---------------- ---------------
   DECEMBER 31,                                                             1996            1995
   ------------                                                       ---------------- ---------------
                                                                           (DOLLARS IN THOUSANDS)
   Deferred tax assets:
    Future policy benefits...........................................     $19,102          $15,520
    Deferred policy acquisition costs................................       1,985            3,666
    Goodwill.........................................................       5,918               --
    Net operating loss carryforwards.................................       1,653            7,891
    Other............................................................         235               57
                                                                          -------          -------
                                                                           28,893           27,134
   Deferred tax liabilities:
    Net unrealized appreciation of available for sale fixed
       maturity securities...........................................         145               --
    Deferred policy acquisition costs................................          --           23,560
    Unamortized cost assigned to present value of in force acquired..      29,068            2,120
    Other............................................................          45              598
                                                                          -------          -------
                                                                           29,258           26,278
   Valuation allowance, for deferred tax assets......................          --             (856)
                                                                          -------          -------
   Deferred income tax liability.....................................     $   365          $    --
                                                                          =======          =======

7. RELATED PARTY TRANSACTIONS

   DSI acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products issued by Golden American which as of December 31, 1996 are sold primarily through two broker/dealer institutions. For the periods August 14, 1996, through December 31, 1996 and January 1, 1996 through August 13, 1996, Golden American paid commissions to DSI totaling $9,995,000 and $17,070,000, respectively. For the years ended December 31, 1995, and 1994, commissions paid by Golden American to DSI aggregated $8,440,000 and $17,569,000, respectively.

   Golden American charged DSI for various expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, with the remainder allocated based on the estimated amount of time spent by Golden American's employees on behalf of DSI. For the year ended December 31, 1994 expenses allocated to DSI were $1,983,000.

   Golden American provides certain managerial and supervisory services to DSI. In 1996 and 1995, this fee was calculated as a percentage of average assets in the variable separate accounts. For the periods August 14, 1996 through December 31, 1996 and January 1, 1996 through August 13, 1996 the fee was $877,000 and $1,390,000, respectively. This fee was $987,000 for 1995.

   On August 14, 1996, the Company began purchasing investment management services from an affiliate. Payments for these services totaled $72,000 through December 31, 1996. On August 14, 1996, all employees of Golden American, except wholesalers, became statutory employees of Equitable Life Insurance Company of Iowa, an affiliate.

   SURPLUS NOTE: On December 17, 1996, Golden American issued a surplus note in the amount of $25,000,000 to Equitable. The note matures on December 17, 2026 and will accrue interest of 8.25% per annum until paid. The note and accrued interest thereon shall be subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors of Golden American. Any payment of principal made shall be subject to the prior approval of the Delaware Insurance Commissioner. On December 17, 1996, Golden American contributed the $25,000,000 to First Golden acquiring 200,000 shares of common stock (100% of outstanding stock) of First Golden.

   LINE OF CREDIT: Golden American maintains a line of credit agreement with Equitable to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under the current agreement, which became effective December 1, 1996 and expires on December 31, 1997, Golden American can borrow up to $25,000,000. Interest on any borrowings is charged at the rate of Equitable's monthly average aggregate cost of short-term funds plus 1.00%.

               GOLDEN AMERICAN LIFE INSURANCE COMPANY

                          DECEMBER 31, 1996

For
the period August 14 through December 31, 1996, the Company paid
$85,000 of interest under this agreement. At December 31, 1996, no amounts were outstanding under this agreement.

   SHORT-TERM DEBT: All short-term debt was repaid as of December
30, 1994. Interest paid during 1994 was $1,962,000. The repayment of amounts under this loan had been guaranteed by Bankers Trust.

   STOCKHOLDER'S EQUITY: On September 23, 1996, EIC Variable, Inc. (formally known as BT Variable, Inc.) contributed $50,000,000 of
Preferred Stock to the Company's additional paid-in capital.

8. COMMITMENTS AND CONTINGENCIES

   CONTINGENT LIABILITY: In a transaction that closed on September 30, 1992, Bankers Trust Company ("Bankers Trust") acquired from Mutual Benefit Life Insurance Company in Rehabilitation ("Mutual Benefit"), in accordance with the terms of an Exchange Agreement, all of the issued and outstanding capital stock of Golden American and DSI and certain related assets for consideration with an aggregate value of $13,200,000 and contributed them to BT Variable. The transaction involved settlement of pre-existing claims of Bankers Trust against Mutual Benefit. The ultimate value of these claims has not yet been determined by the Superior Court of New Jersey and, prior to August 13, 1996, was contingently supported by a $5,000,000 note payable from Golden American and a $6,000,000 letter of credit from Bankers Trust. Bankers Trust had estimated that the contingent liability due from Golden American amounted to $439,000 at August 13, 1996 and December 31, 1995. At August 13, 1996 the balance of the escrow account established to fund the contingent liability was $4,293,000 ($4,150,000 at December 31, 1995).

   On August 13, 1996, Bankers Trust made a cash payment to Golden American in an amount equal to the balance of the escrow account less the $439,000 contingent liability discussed above. In exchange, Golden American irrevocably assigned to Bankers Trust all of Golden American's rights to receive any amounts to be disbursed from the escrow account in accordance with the terms of the Exchange Agreement. Bankers Trust also irrevocably agreed to make all payments becoming due under the Golden American note and to indemnify Golden American for any liability arising from the note.

   REINSURANCE: At December 31, 1996, Golden American had reinsurance treaties with reinsurers covering a significant portion of the mortality risks under its variable contracts with unaffiliated reinsurers. Golden American remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements. Reinsurance in force for life mortality risks were $58,368,000 and $24,709,000 at December 31, 1996 and
1995. Included in the accompanying financial statements are net considerations to reinsurers of $875,000, $600,000, $2,800,000 and $2,400,000 and net policy benefits recoveries of $654,000, $1,267,000, $3,500,000 and $1,900,000 for the periods August 14,
1996 through December 31, 1996, and January 1, 1996 through August 13, 1996 and the years ended 1995 and 1994, respectively.

   Effective June 1, 1994, Golden American entered into a modified coinsurance agreement with an unaffiliated reinsurer. The accompanying financial statements are presented net of the effects of the treaty which increased income by $10,000 and $56,000 for the periods August 14, 1996 through December 31, 1996 and January 1, 1996 through December 31, respectively. In 1995 and 1994, net income was reduced by $109,000 and $27,000, respectively.

   GUARANTY FUND ASSESSMENTS: Assessments are levied on the Company by life and health guaranty associations in most states in which the Company is licensed to cover losses of policyholders of insolvent or rehabilitated insurers. In some states, these assessments can be partially recovered through a reduction in future premium taxes. The Company cannot predict whether and to what extent legislative initiatives may affect the right to offset. Based upon information currently available from the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA), the Company believes that it is probable these insolvencies will result in future assessments which could be material to the Company's financial statements if the Company's reserve is not sufficient. The Company regularly reviews its reserve for these insolvencies and updates its reserve based upon the Company's interpretation of information from the NOLHGA annual report. The associated cost for a particular insurance company can vary significantly based upon its fixed account premium volume by line of business and state premiums levels as well as its potential for premium tax offset. Accordingly, the Company accrued and charged to expense an additional $291,000 for the period August 14, 1996 through December 31, 1996 and $480,000 for the period January 1, 1996 through August 13, 1996. At December 31, 1996, the Company has an undiscounted reserve of $771,000 to cover estimated future assessments (net of related anticipated premium tax credits) and has established an asset totaling $3,000 for assessments paid which may be recoverable through future premium tax offsets. The Company believes this reserve is sufficient to cover expected future insurance guaranty fund assessments, based upon previous premium levels, and known insolvencies at this time.

   LITIGATION: In the ordinary course of business, the Company is engaged in litigation, none of which management believes is material.

               GOLDEN AMERICAN LIFE INSURANCE COMPANY

                          DECEMBER 31, 1996

   VULNERABILITY FROM CONCENTRATIONS: The Company has various concentrations in its investment portfolio (see Note 3 for further information). The Company's asset growth, net investment income and cash flow are primarily generated from the sale of variable products and associated future policy benefits and separate account liabilities. A significant portion of the Company's sales are generated by two broker/dealers. Substantial changes in tax laws that would make these products less attractive to consumers, extreme fluctuations in interest rates or stock market returns which may result in higher lapse experience than assumed, could cause a severe impact to the Company's financial condition.

   OTHER COMMITMENTS: At December 31, 1996, outstanding commitments to fund mortgage loans on real estate totaled $14,250,000.

_______________________________________________________________________


                 STATEMENT OF ADDITIONAL INFORMATION

_______________________________________________________________________

TABLE OF CONTENTS

       ITEM                                                      PAGE
       Introduction                                                1
       Description of Golden American Life Insurance Company       1
       Safekeeping of Assets                                       1
       The Administrator                                           1
       Independent Auditors                                        2
       Reinsurance                                                 2
       Distribution of Contracts                                   2
       Performance Information                                     2
       IRA Partial Withdrawal Option                               9
       Other Information                                           9
       Financial Statements of Separate Account B                 10
       Financial Statements of The Managed Global Account
          of Separate Account D                                   10
       Appendix -- Description of Bond Ratings                   A-1

                 STATEMENT OF ADDITIONAL INFORMATION

_______________________________________________________________________


Please tear off, complete and return the form below to order a free statement of additional information for the contracts offered under the prospectus. address the form to our customer service center, the address is shown on the cover.

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Please send me a free copy of the Statement of Additional
Information for Separate Account B

PLEASE PRINT OR TYPE:


NAME:                    _________________________________________


SOCIAL SECURITY NUMBER:  _________________________________________


STREET ADDRESS:          _________________________________________


CITY, STATE, ZIP:        _________________________________________


(IN XXXX DVA Credit (__/97)

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

           (THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK.)

                             APPENDIX A

                  MARKET VALUE ADJUSTMENT EXAMPLES

EXAMPLE #1: FULL SURRENDER -- EXAMPLE OF A NEGATIVE MARKET VALUE
ADJUSTMENT

    Assume $100,000 was allocated to a Fixed Allocation with a Guarantee Period of ten years, a Guaranteed Interest Rate of 7.50%, an initial Index Rate ("I") of 7.00%; that a full surrender is requested three years into the Guarantee Period; that the then Index Rate for a seven year Guarantee Period ("J") is 8.0%; and that no prior transfers or partial withdrawals affecting this Fixed Allocation have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT

   1. The Accumulation Value of the Fixed Allocation on the date of surrender is $124,230 ($100,000 X 1.075 ^ /3/)
   2. N = 2,555 (365 X 7)
   3. Market Value Adjustment =  $124,230 X
         [( 1.07 / 1.0825 ) ^ (2,555/365) - 1 ] = $9,700

    Therefore, the amount paid to you on full surrender is $114,530 ($124,230 - $9,700).

EXAMPLE #2: FULL SURRENDER -- EXAMPLE OF A POSITIVE MARKET VALUE
ADJUSTMENT

    Assume $100,000 was allocated to a Fixed Allocation with a Guarantee Period of ten years, a Guaranteed Interest Rate of 7.5%, an initial Index Rate ("I") of 7.00%; that a full surrender is requested three years into the Guarantee Period; that the then Index Rate for a seven year Guarantee Period ("J") is 6.0%; and that no prior transfers or partial withdrawals affecting this Fixed Allocation have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT

   1. The Accumulation Value of the Fixed Allocation on the date of surrender is $124,230 ($100,000 X 1.075 ^ /3/)
   2. N = 2,555 (365 X 7)
   3. Market Value Adjustment =  $124,230 X
         [( 1.07 / 1.0625 ) ^ (2,555/365) - 1 ] = $6,270

    Therefore, the amount paid to you on full surrender is $130,500 ($124,230 + $6,270).

EXAMPLE #3: PARTIAL WITHDRAWAL -- EXAMPLE OF A NEGATIVE MARKET VALUE
ADJUSTMENT

    Assume $200,000 was allocated to a Fixed Allocation with a Guarantee Period of ten years, a Guaranteed Interest Rate of 7.5%, an initial Index Rate ("I") of 7.00%; that a partial withdrawal of $114,530 is requested three years into the Guarantee period; that the then Index Rate ("J") for a seven year Guarantee Period is 8.0%; and that no prior transfers or partial withdrawals affecting this Fixed Allocation have been made.

    First calculate the amount that must be withdrawn from the Fixed Allocation to provide the amount requested.

   1. The Accumulation Value of the Fixed Allocation on the date of withdrawal is $248,459 ($200,000 X 1.075 ^ /3/)
   2. N = 2,555 (365 X 7)
   3. Amount that must be withdrawn =
         [ $114,530 / ( 1.07 / 1.0825 ) ^ (2,555/365) ] = $124,230

   Then calculate the Market Value Adjustment on that amount

   4. Market Value Adjustment =  $124,230 X
         [( 1.07 / 1.0825 ) ^ (2,555/365) - 1 ] = $9,700

    Therefore, the amount of the partial withdrawal paid to you is $114,530, as requested. The Fixed Allocation will be reduced by the amount of the partial withdrawal, $114,530, and also reduced by the Market Value Adjustment of $9,700, for a total reduction in the Fixed Allocation of $124,230.


                                   A1

EXAMPLE #4: PARTIAL WITHDRAWAL -- EXAMPLE OF A POSITIVE MARKET VALUE
ADJUSTMENT

    Assume $200,000 was allocated to a Fixed Allocation with a Guarantee Period of ten years, a Guaranteed Interest Rate of 7.5%, an initial Index Rate of 7.0%; that a partial withdrawal of $130,500 requested three years into the Guarantee Period; that the then Index Rate ("J") for a seven year Guarantee Period is 6.0%; and that no prior transfers or partial withdrawals affecting this Fixed Allocation have been made.

    First calculate the amount that must be withdrawn from the Fixed Allocation to provide the amount requested.

   1. The Accumulation Value of Fixed Allocation on the date of surrender is $248,459 ($200,000 X 1.075 ^ /3/)
   2. N = 2,555 (365 X 7)
   3. Amount that must be withdrawn =
         [ $130,500 / ( 1.07 / 1.0625 ) ^ (2,555/365) ] = $124,230

   Then calculate the Market Value Adjustment on that amount

   4. Market Value Adjustment =  $124,230 X
         [( 1.07 / 1.0625 ) ^ (2,555/365) - 1 ] = $6,270

    Therefore, the amount of the partial withdrawal paid to you is $130,500, as requested. The Fixed Allocation will be reduced by the amount of the partial withdrawal, $130,500, but increased by the Market Value Adjustment of $6,270, for a total reduction in the Fixed Allocation of $124,230.




                                   A2

               GOLDEN AMERICAN LIFE INSURANCE COMPANY
                       GOLDEN AMERICAN LIFE INSURANCE COMPANY IS A
           STOCK COMPANY DOMICILED IN WILMINGTON, DELAWARE



IN _______ DVA Clear___/97

PART B

                       STATEMENT OF ADDITIONAL INFORMATION
                              GOLDENSELECT DVA LEVEL LOAD


                          DEFERRED COMBINATION VARIABLE
                           AND FIXED ANNUITY CONTRACT

                                    ISSUED BY
                               SEPARATE ACCOUNT B
                                  ("Account B")
                               (or the "Account")

                                       OF
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY




THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. THE INFORMATION CONTAINED HEREIN SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE GOLDEN AMERICAN LIFE INSURANCE COMPANY DEFERRED VARIABLE ANNUITY CONTRACT WHICH IS REFERRED TO HEREIN.

     THE PROSPECTUS SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS, SEND A WRITTEN REQUEST TO GOLDEN AMERICAN LIFE INSURANCE COMPANY, CUSTOMER SERVICE CENTER, P.O. BOX 8794, WILMINGTON, DE 19899-8794 OR TELEPHONE 1-800-366-0066.

                             DATE OF PROSPECTUS AND
                      STATEMENT OF ADDITIONAL INFORMATION:

                                  __________, 1997

TABLE OF CONTENTS

ITEM                                                                     PAGE

Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . .         1
Description of Golden American Life Insurance Company. . . . . . .         1
Safekeeping of Assets. . . . . . . . . . . . . . . . . . . . . . .         1
The Administrator. . . . . . . . . . . . . . . . . . . . . . . . .         1
Independent Auditors . . . . . . . . . . . . . . . . . . . . . . .         2
Distribution of Contracts. . . . . . . . . . . . . . . . . . . . .         2
Performance Information. . . . . . . . . . . . . . . . . . . . . .         2
IRA Partial Withdrawal Option. . . . . . . . . . . . . . . . . . .         9
Other Information. . . . . . . . . . . . . . . . . . . . . . . . .         9
Financial Statements of Separate Account B . . . . . . . . . . . .        10
Financial Statements of The Managed Global Account of Separate
Account D. . . . . . . . . . . . . . . . . . . . . . . . . . . . .        10
Appendix - Description of Bond Ratings . . . . . . . . . . . . . .       A-1

INTRODUCTION

     This Statement of Additional Information provides background information regarding Account B.


              DESCRIPTION OF GOLDEN AMERICAN LIFE INSURANCE COMPANY

Golden American Life Insurance Company ("Golden American") is a stock life insurance company organized under the laws of the State of Delaware. Prior to December 30, 1993, Golden American was a Minnesota corporation. From January 2, 1973 through December 31, 1987, the name of the company was St. Paul Life Insurance Company. On December 31, 1987, after all of St. Paul Life Insurance Company's business was sold, the name was changed to Golden American. On March 7, 1988, all of the stock of Golden American was acquired by The Golden Financial Group, Inc. ("GFG"), a financial services holding company. On October 19, 1990, GFG merged with and into MBL
Variable, Inc. ("MBLV"), a wholly owned direct subsidiary of The Mutual Benefit Life Insurance Company ("MBL"). On January 1, 1991, MBLV became a wholly owned indirect subsidiary of MBL and Golden American became a wholly owned direct subsidiary of MBL. Golden American's name had been changed to MB Variable Life Insurance Company in the state of Minnesota but subsequently has been changed back to Golden American. In a transaction that closed on September 30, 1992, Golden American was acquired by a subsidiary of Bankers Trust Company ("Bankers Trust"). On August 13, 1996, Equitable of Iowa Companies acquired all of the interest in Golden American and Directed Services, Inc. As of December 31, 1996, Golden American had approximately $140.5 million in stockholders' equity and approximately $1.7 billion in total assets, including approximately $1.2 billion of separate account assets. Golden American is authorized to do business in all jurisdictions except New York. Golden American offers variable annuities and variable life insurance. Golden American has formed a subsidiary, First Golden American Life Insurance Company of New York ("First Golden"), who will write variable life and annuity business in the state of New
York. The initial capitalization of First Golden was $25 million.

                              SAFEKEEPING OF ASSETS

Golden American acts as its own custodian for Account B.

                                THE ADMINISTRATOR

Effective January 1, 1994, Bankers Trust (Delaware), a subsidiary of Bankers Trust New York Corporation, and Golden American became parties to a service agreement pursuant to which Bankers Trust (Delaware) agreed to provide certain accounting, actuarial, tax, underwriting, sales, management and other services to Golden

American.  Expenses
incurred by Bankers Trust (Delaware)in relation to this service agreement were reimbursed by Golden American on an allocated cost basis. Charges billed to Golden American by Bankers Trust (Delaware) pursuant to the service agreement in 1996, 1995 and 1994 were $464,734, $749,741 and
$816,264, respectively.

Prior to 1994, Golden American had arranged with BT Variable, Inc. ("BT Variable"), an affiliate, to perform services related to the development and administration of its products. For the year 1993 and the period from September 30, 1992 to December 31, 1992, fees earned by BT Variable from Golden American for these services aggregated $2,701,000 and $209,000, respectively. The agreement was terminated as of January 1, 1994.

In addition, BT Variable provided to Golden American certain of its personnel to perform management, administrative and clerical services and the use of certain of its facilities. BT Variable charged Golden American for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and second allocated based on the estimated amount of time spent by BT Variable's employees on behalf of Golden American. For the year 1993 and the period from September 30, 1992 to December 31, 1992, BT Variable allocated to Golden American $1,503,000 and $450,000, respectively. The agreement was terminated on January 1, 1994.

                              INDEPENDENT AUDITORS

Ernst & Young LLP, 801 Grand Avenue, Des Moines, Iowa 50309, independent auditors, will perform annual audits of Golden American and the Account.

                            DISTRIBUTION OF CONTRACTS

Prior to 1994, Golden American had entered into agreements with DSI to perform services related to the management of its investments and the distribution of its products. For the year 1993, Golden American incurred $311,000 for such services. The agreement was terminated as of January 1, 1994.

DSI acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products issued by Golden American which, as of December 31, 1994, are sold primarily through two broker/dealer institutions. For the years ended 1996, 1995 and 1994 commissions paid by Golden American to DSI aggregated $27,065,000, $8,440,000 and $17,777,000, respectively.

Golden American provided to DSI certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. Golden American charged DSI for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainderallocated based on the estimated amount of time spent by Golden American's employees on behalf of DSI. In the opinion of management, this method of cost allocation is reasonable. For the years ended December 31, 1994 and 1993, expenses allocated to DSI were $1,983,000 and $2,013,000, respectively. In 1995, the service agreement between DSI and Golden American was amended to provide for a management fee from DSI to Golden American for managerial and supervisory services provided by Golden American. This fee, calculated as a percentage of average assets in the variable separate accounts, was $2,267,000 and $987,000 for 1996 and 1995, respectively.

                             PERFORMANCE INFORMATION

Performance information for the divisions of Account B, including the yield and effective yield of the Liquid Asset Division, the yield of the remaining divisions, and the total return of all divisions, may appear in reports or promotional literature to current or prospective owners. Negative values are denoted by minus signs ("-"). Performance information for measures other than total return do not reflect any applicable premium tax that can range from 0% to 3.5%. As described in the prospectus, three death benefit options are available. The following performance values reflect the election at issue of the 7% Solution Enhanced Death Benefit Option providing values reflecting the highest aggregate contract charges. If one of the other death benefit options had been elected, the historical performance values would be higher than those represented in the examples.

SEC STANDARD MONEY MARKET DIVISION YIELDS
Current yield for the Liquid Asset Division will be based on the change in the value of a hypothetical investment (exclusive of capital changes) over a particular 7-day period, less a pro-rata share of division expenses accrued over that period (the "base period"), and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. Calculation of "effective yield" begins with the same "base period return" used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

            EFFECTIVE YIELD = [(BASE PERIOD RETURN) +1) ^ (365/7)] - 1

The current yield and effective yield of the Liquid Asset Division for the 7-day period __________, 1997 to _________, 1997 were ____% and ____%, respectively.

SEC STANDARD 30-DAY YIELD FOR NON-MONEY MARKET DIVISIONS

Quotations of yield for the remaining divisions will be based on all investment income per Unit (accumulation value divided by the index of investment experience) earned during a particular 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of an accumulation unit on the last day of the period, according to the following formula:

                        YIELD = 2 [ ( a - b  +1)^(6) - 1]
                                      -----
                                       cd

          Where:
               [a] equals the net investment income earned during the period by the Series attributable to shares owned by a division
               [b] equals the expenses accrued for the period (net of reimbursements)
               [c] equals the average daily number of Units outstanding during the period based on the index of investment experience
               [d] equals the value (maximum offering price) per index of investment experience on the last day of the period

Yield on divisions of Account B is earned from the increase in net asset value of shares of the Series in which the Division invests and from dividends declared and paid by the Series, which are automatically reinvested in shares of the Series.

SEC STANDARD AVERAGE ANNUAL TOTAL RETURN FOR ALL DIVISIONS
Quotations of average annual total return for any division will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a contract over a period of one, five and 10 years (or, if less, up to the life of the division), calculated pursuant to the formula:

                                  P(1+T)^(n)=ERV

          Where:
               (1)  [P] equals a hypothetical initial premium payment of
                    $1,000
               (2)  [T] equals an average annual total return
               (3)  [n] equals the number of years
               (4) [ERV] equals the ending redeemable value of a hypothetical $1,000 initial premium payment made at the beginning of the period (or fractional portion thereof)

All total return figures reflect the deduction of the maximum sales load, the administrative charges, and the mortality and expense risk charges. The Securities and Exchange Commission (the "SEC") requires that an assumption be made that the contract owner surrenders the entire contract at the end of the one, five and 10 year periods (or, if less, up to the life of the security) for which performance is required to be calculated. This assumption may not be consistent with the typical contract owner's intentions in purchasing a contract and may adversely affect returns. Quotations of total return may simultaneously be shown for other periods, as well as quotations of total return that do not take into account certain contractual charges such as sales load.

Average Annualized Total Return for the Divisions presented on a standardized basis for the period ending December 31, 1996 were as follows:


Average Annualized Total Return for Periods Ending 12/31/96  -- Standardized
----------------------------------------------------------------------------

                          One Year Period    Five Year Period    Inception to
Division                  Ending 12/31/96     Ending 12/31/96        12/31/96       Inception Date
--------                  ---------------    ----------------    ------------    --------------

Multiple Allocation                                                                  1/25/89
Fully Managed                                                                        1/25/89
Capital Appreciation                                                                 5/4/92
Rising Dividends                                                                    10/4/93
All-Growth                                                                           1/25/89
Real Estate                                                                          1/25/89
Hard Assets                                                                          1/25/89
Value Equity                                                                         1/1/95
Strategic Equity                                                                    10/2/95
Small Cap                                                                           1/2/96
Emerging Markets                                                                    10/4/93
Managed Global **                                                                   10/21/92
Mid-Cap Growth
OTC                                                                                 10/7/94
Research                                                                            10/7/94
Total Return                                                                        10/7/94
Growth & Income                                                                     4/1/96
Value + Growth                                                                      4/1/96
Limited Maturity Bond                                                               1/25/89
Liquid Assets                                                                       1/25/89
--------------------------------------------------------------------------------------------

* Total return calculation reflects partial waiver of fees and expenses. ** From its inception date until September 3, 1996, the Managed Global
   Account of Separate Account D was a registered management investment company. On that date it was reorganized into two entities: the Managed Global Division of Separate Account B and the Managed Global Series of The GCG Trust. The historical performance of the Managed Global Division remains unchanged by the reorganization.

NON-STANDARD AVERAGE ANNUAL TOTAL RETURN FOR ALL DIVISIONS
Quotations of non-standard average annual total return for any division will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a contract over a period of one, five and 10 years (or, if less, up to the life of the division), calculated pursuant to the formula:

                                 [P(1+T)^(n)]=ERV
          Where:
               (1)  [P] equals a hypothetical initial premium payment of
                    $1,000
               (2)  [T] equals an average annual total return
               (3)  [n] equals the number of years
               (4) [ERV] equals the ending redeemable value of a hypothetical $1,000 initial premium payment made at the beginning of the period (or fractional portion thereof) assuming certain loading and charges are zero.

All total return figures reflect the deduction of the mortality and expense risk charge and the administrative charges, but not the deduction of the maximum sales load and the annual contract fee.

Average Annualized Total Return for the Divisions presented on a non-standardized basis for the period ending December 31, 1996 were as follows:


Average Annualized Total Return for Periods Ending 12/31/96 -- Non-Standardized
-------------------------------------------------------------------------------

                          One Year Period    Five Year Period    Inception to
Division                  Ending 12/31/96     Ending 12/31/96       12/31/96       Inception Date
--------                  ---------------    ----------------    ------------    --------------
Multiple Allocation                                                                  1/25/89
Fully Managed                                                                        1/25/89
Capital Appreciation                                                                 5/4/92
Rising Dividends                                                                    10/4/93
All-Growth                                                                           1/25/89
Real Estate                                                                          1/25/89
Hard Assets                                                                          1/25/89
Value Equity                                                                         1/1/95
Strategic Equity                                                                    10/2/95
Small Cap                                                                           1/2/96
Emerging Markets                                                                    10/4/93
Managed Global **                                                                   10/21/92
Mid-Cap Growth
OTC                                                                                 10/7/94
Research                                                                            10/7/94
Total Return                                                                        10/7/94
Growth & Income                                                                     4/1/96
Value + Growth                                                                      4/1/96
Limited Maturity Bond                                                               1/25/89
Liquid Assets                                                                       1/25/89
--------------------------------------------------------------------------------------------

* Total return calculation reflects partial waiver of fees and expenses. ** From its inception date until September 3, 1996, the Managed Global
   Account of Separate Account D was a registered management investment company. On that date it was reorganized into two entities: the Managed Global Division of Separate Account B and the Managed Global Series of The GCG Trust. The historical performance of the Managed Global Division remains unchanged by the reorganization.

Performance information for a division may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Donoghue Money Market Institutional Averages, or other indices that measure performance of a pertinent group of securities so that investors may compare a division's results with those of a group of securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons who rank such investment companies on overall performance or other criteria; and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

Performance information for any division reflects only the performance of a hypothetical contract under which accumulation value is allocated to a division during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio of the Series of the Trust in which the Account B divisions invest, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Reports and promotional literature may also contain other information including the ranking of any division derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria.

PUBLISHED RATINGS
From time to time, the rating of Golden American as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

INDEX OF INVESTMENT EXPERIENCE
The calculation of the Index of Investment Experience ("IIE") is discussed in the prospectus for the Contracts under Measurement of Investment Experience. The following illustrations show a calculation of a new IIE and the purchase of Units (using hypothetical examples). Note that the examples below are calculated for a Contract issued with the 7% Solution Enhanced Death Benefit Option, the death benefit option with the highest mortality and expense risk charge. The mortality and expense risk charge associated with the Annual Ratchet Enhanced Death Benefit Option and the Standard Death Benefit are lower than that used in the examples and would result in higher IIE's or Accumulation Values.

     1.  IIE, beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . .         $ 10.00
     2.  Value of securities, beginning of period. . . . . . . . . . . . . . . . . .         $ 10.00
     3.  Change in value of securities . . . . . . . . . . . . . . . . . . . . . . .          $ 0.10
     4.  Gross investment return (3) divided by (2). . . . . . . . . . . . . . . . .            0.01
     5.  Less daily mortality and expense charge . . . . . . . . . . . . . . . . . .      0.00004280
     6.  Less asset based administrative charge. . . . . . . . . . . . . . . . . . .      0.00000411
     7.  Net investment return (4) minus (5) minus (6) . . . . . . . . . . . . . . .      0.00995309
     8.  Net investment factor (1.000000) plus (7) . . . . . . . . . . . . . . . . .      1.00995309
     9.  IIE, end of period (1) multiplied by (8). . . . . . . . . . . . . . . . . .   $ 10.0995309

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)
     Example 2.

     1.  Initial Premium Payment . . . . . . . . . . . . . . . . . . . . . . . . . .         $ 1,000
     2.  IIE on effective date of purchase (see Example 1) . . . . . . . . . . . . .         $ 10.00
     3.  Number of Units purchased [(1) divided by (2)]  . . . . . . . . . . . . . .             100
     4.  IIE for valuation date following purchase
         (see Example 1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 10.0995309
     5.  Accumulation Value in account for valuation date following
         purchase [(3) multiplied by (4)]. . . . . . . . . . . . . . . . . . . . . .      $ 1,009.95

                          IRA PARTIAL WITHDRAWAL OPTION

If the contract owner has an IRA contract and will attain age 70 1/2 in the current calendar year, distributions will be made in accordance with the requirements of Federal tax law. This option is available to assure that the required minimum distributions from qualified plans under the Internal Revenue Code (the "Code") are made. Under the Code, distributions must begin no later than April 1st of the calendar year following the calendar year in which the contract owner attains age 70 1/2. If the required minimum distribution is not withdrawn, there may be a penalty tax in an amount equal to 50% of the difference between the amount required to be withdrawn and the amount actually withdrawn. Even if the IRA Partial Withdrawal Option is not elected, distributions must nonetheless be made in accordance with the requirements of Federal tax law.

Golden American notifies the contract owner of these regulations with a letter mailed on January 1st of the calendar year in which the contract owner reaches age 70 1/2 which explains the IRA Partial Withdrawal Option and supplies an election form. If electing this option, the owner specifies whether the withdrawal amount will be based on a life expectancy calculated on a single life basis (contract owner's life only) or, if the contract owner is married, on a joint life basis (contract owner's and spouse's lives combined). The contract owner selects the payment mode on a monthly, quarterly or annual basis. If the payment mode selected on the election form is more frequent than annually, the payments in the first calendar year in which the option is in effect will be based on the amount of payment modes remaining when Golden American receives the completed election form. Golden American calculates the IRA Partial Withdrawal amount each year based on the minimum distribution rules. We do this by dividing the accumulation value by the life expectancy. In the first year withdrawals begin, we use the accumulation value as of the date of the first payment. Thereafter, we use the accumulation value on December 31st of each year. The life expectancy is recalculated each year. Certain minimum distribution rules govern payouts if the designated beneficiary is other than the contract owner's spouse and the beneficiary is more than ten years younger than the contract owner.

                                OTHER INFORMATION

Registration statements have been filed with the SEC under the Securities
Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                   FINANCIAL STATEMENTS OF SEPARATE ACCOUNT B

The audited financial statements of Separate Account B are listed below and are included in this Statement of Additional Information:

          Report of Independent Auditors
          Audited Financial Statements
               Statement of Assets and Liability as of December 31, 1996 Statements of Operations for the Year ended December 31, 1996 Statements of Changes in Net Assets for the Years Ended
                    December 31, 1995 and 1996
          Notes to Financial Statements

                            FINANCIAL STATEMENTS OF
                THE MANAGED GLOBAL ACCOUNT OF SEPARATE ACCOUNT D

Since the Managed Global Account of Separate Account D is the Accounting predecessor of the Managed Global Divison of Accuout B, the audited financial statements of The Managed Global Account of Separate Account D listed below appear in the Annual Report of The Managed Global Account of Separate Account
D which was filed with the SEC and are included in this Statement of Additional
Information:

          Report of Independent Auditors
          Financial Statements -- Audited
               Statement of Assets and Liability as of December 31, 1995 Statements of Operations for the Year Ended December 31, 1995 Statements of Changes in Net Assets for the Years Ended December 31, 1995 and 1994
               Statement of Investments as of December 31, 1995
          Notes to Audited Financial Statements

                                             Financial Statements

                                    Golden American Life Insurance Company
                                              Separate Account B

                                   Periods ended December 31, 1996 and 1995
                                     with Report of Independent Auditors






































                    Golden American Life Insurance Company
                             Separate Account B

                            Financial Statements


                   Periods ended December 31, 1996 and 1995






                                   Contents

Report of Independent Auditors

Audited Financial Statements

Statement of Assets and Liability
Statements of Operations
Statements of Changes in Net Assets
Notes to Financial Statements










































                        Report of Independent Auditors




The Board of Directors
Golden American Life Insurance Company


We have audited the accompanying statement of assets and liability of Separate Account B as of December 31, 1996, and the related statements of operations for the year then ended and the changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1996, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Separate Account B at December 31, 1996, and the results of their operations for the year then ended and the changes in their net assets for each of the two years in the period then ended in conformity with generally accepted accounting principles.

                                                    /S/ Ernst & Young LLP

Des Moines, Iowa
February 11, 1997


















                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                       STATEMENT OF ASSETS AND LIABILITY
                              DECEMBER 31, 1996
                           (Dollars in thousands)

                                                                    Combined
                                                                  ____________
ASSETS
 Investments at net asset value:
  The GCG Trust Liquid Asset Series,
   37,489,519 shares (cost - $37,490)                                 $37,490
  The GCG Trust Limited Maturity Bond Series,
   5,211,785 shares (cost - $55,124)                                   54,359
  The GCG Trust Natural Resources Series,
   2,425,733 shares (cost - $39,320)                                   43,324
  The GCG Trust All-Growth Series,
   5,741,919 shares (cost - $75,442)                                   76,885
  The GCG Trust Real Estate Series,
   3,172,940 shares (cost - $39,689)                                   50,704
  The GCG Trust Fully Managed Series,
   9,081,446 shares (cost - $119,671)                                 134,496
  The GCG Trust Multiple Allocation Series,
   21,803,390 shares (cost - $265,203)                                270,579
  The GCG Trust Capital Appreciation Series,
   9,698,486 shares (cost - $123,415)                                 146,059
  The GCG Trust Rising Dividends Series,
   7,820,089 shares (cost - $95,887)                                  123,636
  The GCG Trust Emerging Markets Series,
   3,824,614 shares (cost - $39,720)                                   37,175
  The GCG Trust Market Manager Series,
   422,420 shares (cost - $4,396)                                       5,584
  The GCG Trust Value Equity Series,
   3,080,715 shares (cost - $40,413)                                   42,884
  The GCG Trust Strategic Equity Series,
   2,557,621 shares (cost - $27,198)                                   29,873
  The GCG Trust Small Cap Series,
   2,753,970 shares (cost - $32,401)                                   33,075
  The GCG Trust Managed Global Series,
   7,754,689 shares (cost - $81,891)                                   86,310
  Equi-Select Series Trust OTC Portfolio,
   315,154 shares (cost - $4,481)                                       4,356
  Equi-Select Series Trust Growth & Income Portfolio,
   656,074 shares (cost - $7,989)                                       8,258
                                                                  ____________
     TOTAL INVESTMENTS (cost - $1,089,730)                          1,185,047
  Accrued investment income                                               238
                                                                  ____________
     TOTAL ASSETS                                                   1,185,285







See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                       STATEMENT OF ASSETS AND LIABILITY
                              DECEMBER 31, 1996
                                 (Continued)
                           (Dollars in thousands)

                                                                    Combined
                                                                  ____________
LIABILITY
  Payable to Golden American Life Insurance Company                      $712
                                                                  ____________
     TOTAL NET ASSETS                                              $1,184,573
                                                                  ============
NET ASSETS
  For Variable Annuity Insurance Contracts                         $1,161,168
  Retained in Separate Account B by Golden American
   Life Insurance Company                                              23,405
                                                                  ____________
     TOTAL NET ASSETS                                              $1,184,573
                                                                  ============



































See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                           STATEMENTS OF OPERATIONS
              For the year ended December 31, 1996, Except as Noted
                             (Dollars in thousands)

                                                           Limited
                                                Liquid    Maturity    Natural
                                                Asset       Bond     Resources
                                               Division   Division    Division
                                              __________  _________  __________
INVESTMENT INCOME (LOSS)
 Income:
  Dividends                                      $1,868     $5,950        $146
  Capital gains distributions                        --         --       4,557
                                              __________  _________  __________
 TOTAL INVESTMENT INCOME                          1,868      5,950       4,703

 Expenses:
  Mortality and expense risk and other charges     (405)      (629)       (382)
  Annual administrative charges                     (16)       (21)        (22)
  Minimum death benefit guarantee charges            (8)        (2)         (6)
  Contingent deferred sales charges                  (1)        (2)         (4)
  Other contract charges                             --         (5)         (4)
  Amortization of deferred charges related to:
   Deferred sales load                             (708)      (785)       (370)
   Premium taxes                                     (7)       (12)         (6)
                                              __________  _________  __________
 TOTAL EXPENSES BEFORE WAIVER                    (1,145)    (1,456)       (794)
  Fees waived by Golden American                      7         13           7
                                              __________  _________  __________
 NET EXPENSES                                    (1,138)    (1,443)       (787)
                                              __________  _________  __________
 NET INVESTMENT INCOME (LOSS)                       730      4,507       3,916

REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS
 Net realized gain (loss) on investments             --        314       2,353
 Net unrealized appreciation (depreciation)
  of investments                                     --     (3,831)      2,704
                                              __________  _________  __________
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                          $730       $990      $8,973
                                              ==========  =========  ==========












See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                           STATEMENTS OF OPERATIONS
              For the year ended December 31, 1996, Except as Noted
                                  (Continued)
                             (Dollars in thousands)



                                                 All-       Real       Fully
                                                Growth     Estate     Managed
                                               Division   Division    Division
                                              __________  _________  __________
INVESTMENT INCOME (LOSS)
 Income:
  Dividends                                      $1,662     $2,214      $4,716
  Capital gains distributions                       252        840       5,610
                                              __________  _________  __________
 TOTAL INVESTMENT INCOME                          1,914      3,054      10,326

 Expenses:
  Mortality and expense risk and other charges     (955)      (396)     (1,334)
  Annual administrative charges                     (43)       (23)        (69)
  Minimum death benefit guarantee charges            (4)        (2)         (4)
  Contingent deferred sales charges                 (22)        (4)        (36)
  Other contract charges                             (2)        (2)         (4)
  Amortization of deferred charges related to:
   Deferred sales load                           (1,044)      (413)     (1,417)
   Premium taxes                                    (28)        (9)        (37)
                                              __________  _________  __________
 TOTAL EXPENSES BEFORE WAIVER                    (2,098)      (849)     (2,901)
  Fees waived by Golden American                     34          9          38
                                              __________  _________  __________
 NET EXPENSES                                    (2,064)      (840)     (2,863)
                                              __________  _________  __________
 NET INVESTMENT INCOME (LOSS)                      (150)     2,214       7,463

REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS
 Net realized gain (loss) on investments          2,112        652       2,245
 Net unrealized appreciation (depreciation)
  of investments                                 (4,894)     8,605       6,614
                                              __________  _________  __________
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                       ($2,932)   $11,471     $16,322
                                              ==========  =========  ==========









See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                           STATEMENTS OF OPERATIONS
              For the year ended December 31, 1996, Except as Noted
                                  (Continued)
                             (Dollars in thousands)

                                                Multiple   Capital
                                               Alloca-    Apprecia-    Rising
                                                 tion       tion     Dividends
                                               Division   Division    Division
                                              __________  _________  __________
INVESTMENT INCOME (LOSS)
 Income:
  Dividends                                     $13,260     $1,532        $970
  Capital gains distributions                    11,463      9,172         822
                                              __________  _________  __________
 TOTAL INVESTMENT INCOME                         24,723     10,704       1,792

 Expenses:
  Mortality and expense risk and other charges   (2,989)    (1,414)     (1,088)
  Annual administrative charges                    (153)       (73)        (62)
  Minimum death benefit guarantee charges           (18)        (2)         (2)
  Contingent deferred sales charges                 (30)       (19)        (30)
  Other contract charges                            (13)        (5)         (8)
  Amortization of deferred charges related to:
   Deferred sales load                           (3,436)    (1,439)     (1,069)
   Premium taxes                                    (62)       (41)        (17)
                                              __________  _________  __________
 TOTAL EXPENSES BEFORE WAIVER                    (6,701)    (2,993)     (2,276)
  Fees waived by Golden American                     69         46          29
                                              __________  _________  __________
 NET EXPENSES                                    (6,632)    (2,947)     (2,247)
                                              __________  _________  __________
 NET INVESTMENT INCOME (LOSS)                    18,091      7,757        (455)

REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS
 Net realized gain (loss) on investments          6,043      4,853       4,125
 Net unrealized appreciation (depreciation)
  of investments                                 (7,108)     8,839      12,317
                                              __________  _________  __________
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                       $17,026    $21,449     $15,987
                                              ==========  =========  ==========











See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                           STATEMENTS OF OPERATIONS
              For the year ended December 31, 1996, Except as Noted
                                  (Continued)
                             (Dollars in thousands)

                                               Emerging    Market      Value
                                               Markets     Manager     Equity
                                               Division   Division    Division
                                              __________  _________  __________
INVESTMENT INCOME (LOSS)
 Income:
  Dividends                                          --       $177        $732
  Capital gains distributions                        --        272       1,220
                                              __________  _________  __________
 TOTAL INVESTMENT INCOME                             --        449       1,952

 Expenses:
  Mortality and expense risk and other charges    ($426)        --        (441)
  Annual administrative charges                     (22)        (1)        (21)
  Minimum death benefit guarantee charges            (2)        --          (1)
  Contingent deferred sales charges                 (12)        --         (18)
  Other contract charges                             (2)        --          (4)
  Amortization of deferred charges related to:
   Deferred sales load                             (535)       (53)       (317)
   Premium taxes                                     (7)        --          (3)
                                              __________  _________  __________
 TOTAL EXPENSES BEFORE WAIVER                    (1,006)       (54)       (805)
  Fees waived by Golden American                      8          1          10
                                              __________  _________  __________
 NET EXPENSES                                      (998)       (53)       (795)
                                              __________  _________  __________
 NET INVESTMENT INCOME (LOSS)                      (998)       396       1,157

REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS
 Net realized gain (loss) on investments         (2,959)       327       1,290
 Net unrealized appreciation (depreciation)
  of investments                                  5,674        245         601
                                              __________  _________  __________
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                        $1,717       $968      $3,048
                                              ==========  =========  ==========











See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                           STATEMENTS OF OPERATIONS
              For the year ended December 31, 1996, Except as Noted
                                  (Continued)
                             (Dollars in thousands)

                                                                       Managed
                                              Strategic   Small Cap     Global
                                                Equity     Division    Division
                                               Division      (a)         (b)
                                              __________  __________  __________
INVESTMENT INCOME (LOSS)
 Income:
  Dividends                                        $342          --          --
  Capital gains distributions                       328          --        $396
                                              __________  __________  __________
 TOTAL INVESTMENT INCOME                            670          --         396

 Expenses:
  Mortality and expense risk and other charges     (249)      ($222)      ($302)
  Annual administrative charges                     (15)        (21)        (49)
  Minimum death benefit guarantee charges            (2)         (1)         --
  Contingent deferred sales charges                 (19)        (23)         (4)
  Other contract charges                             (2)         (3)         (6)
  Amortization of deferred charges related to:
   Deferred sales load                             (112)       (101)       (386)
   Premium taxes                                     (2)         (1)         (6)
                                              __________  __________  __________
 TOTAL EXPENSES BEFORE WAIVER                      (401)       (372)       (753)
  Fees waived by Golden American                      6           3           7
                                              __________  __________  __________
 NET EXPENSES                                      (395)       (369)       (746)
                                              __________  __________  __________
 NET INVESTMENT INCOME (LOSS)                       275        (369)       (350)

REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS
 Net realized gain (loss) on investments            161          25         116
 Net unrealized appreciation (depreciation)
  of investments                                  2,648         674       4,419
                                              __________  __________  __________
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                        $3,084        $330      $4,185
                                              ==========  ==========  ==========

(a) Commencement of operations, January 3, 1996
(b) Commencement of operations, September 3, 1996








See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                           STATEMENTS OF OPERATIONS
              For the year ended December 31, 1996, Except as Noted
                                  (Continued)
                             (Dollars in thousands)

                                                          Growth &
                                                 OTC       Income
                                               Division   Division
                                                 (c)         (c)      Combined
                                              __________  _________  __________
INVESTMENT INCOME (LOSS)
 Income:
  Dividends                                          --        $10     $33,579
  Capital gains distributions                      $218         10      35,160
                                              __________  _________  __________
 TOTAL INVESTMENT INCOME                            218         20      68,739

 Expenses:
  Mortality and expense risk and other charges       (6)       (12)    (11,250)
  Annual administrative charges                      (2)        (4)       (617)
  Minimum death benefit guarantee charges            --         --         (54)
  Contingent deferred sales charges                  (1)        --        (225)
  Other contract charges                             (1)        --         (61)
  Amortization of deferred charges related to:
   Deferred sales load                               (4)        (4)    (12,193)
   Premium taxes                                     --         --        (238)
                                              __________  _________  __________
 TOTAL EXPENSES BEFORE WAIVER                       (14)       (20)    (24,638)
  Fees waived by Golden American                     --         --         287
                                              __________  _________  __________
 NET EXPENSES                                       (14)       (20)    (24,351)
                                              __________  _________  __________
 NET INVESTMENT INCOME (LOSS)                       204         --      44,388

REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS
 Net realized gain (loss) on investments              1          1      21,659
 Net unrealized appreciation (depreciation)
  of investments                                   (125)       269      37,651
                                              __________  _________  __________
NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS                           $80       $270    $103,698
                                              ==========  =========  ==========

(c) Commencement of operations, September 23, 1996









See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                            (Dollars in thousands)

                                                                      Liquid
                                                                      Asset
                                                                     Division
                                                                    __________
NET ASSETS AT JANUARY 1, 1995                                         $45,366

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                          1,059
  Net realized gain (loss) on investments                                  --
  Net unrealized appreciation of investments                               --
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       1,059

  Changes from principal transactions:
  Purchase payments                                                    10,242
  Contract distributions and terminations                             (11,794)
  Transfer payments from (to) Fixed Accounts and other Divisions       (8,292)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              (90)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        (9,934)
                                                                    __________
  Total increase (decrease)                                            (8,875)
                                                                    __________
NET ASSETS AT DECEMBER 31, 1995                                        36,491























See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Liquid
                                                                      Asset
                                                                     Division
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                           $730
  Net realized gain (loss) on investments                                  --
  Net unrealized appreciation (depreciation) of investments                --
                                                                    __________
  Net increase (decrease) in net assets resulting from operations         730

  Changes from principal transactions:
  Purchase payments                                                    14,178
  Contract distributions and terminations                             (15,313)
  Transfer payments from (to) Fixed Accounts and other Divisions        1,242
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              148
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                           255
                                                                    __________
  Total increase (decrease)                                               985
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                       $37,476
                                                                    ==========























See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Limited
                                                                     Maturity
                                                                       Bond
                                                                     Division
                                                                    __________
NET ASSETS AT JANUARY 1, 1995                                         $71,573

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         (1,721)
  Net realized gain (loss) on investments                                (138)
  Net unrealized appreciation of investments                            7,902
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       6,043

  Changes from principal transactions:
  Purchase payments                                                     7,209
  Contract distributions and terminations                              (9,461)
  Transfer payments from (to) Fixed Accounts and other Divisions       (7,297)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                             (230)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        (9,779)
                                                                    __________
  Total increase (decrease)                                            (3,736)
                                                                    __________
NET ASSETS AT DECEMBER 31, 1995                                        67,837





















See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Limited
                                                                     Maturity
                                                                       Bond
                                                                     Division
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         $4,507
  Net realized gain (loss) on investments                                 314
  Net unrealized appreciation (depreciation) of investments            (3,831)
                                                                    __________
  Net increase (decrease) in net assets resulting from operations         990

  Changes from principal transactions:
  Purchase payments                                                     5,869
  Contract distributions and terminations                              (9,672)
  Transfer payments from (to) Fixed Accounts and other Divisions      (10,189)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                             (501)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                       (14,493)
                                                                    __________
  Total increase (decrease)                                           (13,503)
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                       $54,334
                                                                    ==========






















See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Natural
                                                                    Resources
                                                                     Division
                                                                    __________
NET ASSETS AT JANUARY 1, 1995                                         $32,746

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                           (112)
  Net realized gain (loss) on investments                               1,545
  Net unrealized appreciation of investments                              495
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       1,928

  Changes from principal transactions:
  Purchase payments                                                     2,021
  Contract distributions and terminations                              (3,402)
  Transfer payments from (to) Fixed Accounts and other Divisions       (6,045)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                             (258)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        (7,684)
                                                                    __________
  Total increase (decrease)                                            (5,756)
                                                                    __________
NET ASSETS AT DECEMBER 31, 1995                                        26,990






















See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Natural
                                                                    Resources
                                                                     Division
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         $3,916
  Net realized gain (loss) on investments                               2,353
  Net unrealized appreciation (depreciation) of investments             2,704
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       8,973

  Changes from principal transactions:
  Purchase payments                                                     6,154
  Contract distributions and terminations                              (4,962)
  Transfer payments from (to) Fixed Accounts and other Divisions        5,904
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              242
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                         7,338
                                                                    __________
  Total increase (decrease)                                            16,311
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                       $43,301
                                                                    ==========























See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                    All-Growth
                                                                     Division
                                                                    __________
NET ASSETS AT JANUARY 1, 1995                                         $70,621

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                          2,642
  Net realized gain (loss) on investments                               1,011
  Net unrealized appreciation of investments                           10,501
                                                                    __________
  Net increase (decrease) in net assets resulting from operations      14,154

  Changes from principal transactions:
  Purchase payments                                                    11,312
  Contract distributions and terminations                             (10,713)
  Transfer payments from (to) Fixed Accounts and other Divisions        5,721
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              861
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                         7,181
                                                                    __________
  Total increase (decrease)                                            21,335
                                                                    __________
NET ASSETS AT DECEMBER 31, 1995                                        91,956























See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                    All-Growth
                                                                     Division
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                          ($150)
  Net realized gain (loss) on investments                               2,112
  Net unrealized appreciation (depreciation) of investments            (4,894)
                                                                    __________
  Net increase (decrease) in net assets resulting from operations      (2,932)

  Changes from principal transactions:
  Purchase payments                                                    10,539
  Contract distributions and terminations                             (12,597)
  Transfer payments from (to) Fixed Accounts and other Divisions       (9,493)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                             (631)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                       (12,182)
                                                                    __________
  Total increase (decrease)                                           (15,114)
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                       $76,842
                                                                    ==========
























See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                       Real
                                                                      Estate
                                                                     Division
                                                                    __________
NET ASSETS AT JANUARY 1, 1995                                         $36,934

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                            521
  Net realized gain (loss) on investments                                 369
  Net unrealized appreciation of investments                            3,425
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       4,315

  Changes from principal transactions:
  Purchase payments                                                     1,833
  Contract distributions and terminations                              (4,799)
  Transfer payments from (to) Fixed Accounts and other Divisions       (3,325)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                             (145)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        (6,436)
                                                                    __________
  Total increase (decrease)                                            (2,121)
                                                                    __________
NET ASSETS AT DECEMBER 31, 1995                                        34,813






















See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                       Real
                                                                      Estate
                                                                     Division
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         $2,214
  Net realized gain (loss) on investments                                 652
  Net unrealized appreciation (depreciation) of investments             8,605
                                                                    __________
  Net increase (decrease) in net assets resulting from operations      11,471

  Changes from principal transactions:
  Purchase payments                                                     5,981
  Contract distributions and terminations                              (4,775)
  Transfer payments from (to) Fixed Accounts and other Divisions        3,076
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              115
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                         4,397
                                                                    __________
  Total increase (decrease)                                            15,868
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                       $50,681
                                                                    ==========























See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Fully
                                                                     Managed
                                                                     Division
                                                                    __________
NET ASSETS AT JANUARY 1, 1995                                         $98,837

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                            179
  Net realized gain (loss) on investments                               1,311
  Net unrealized appreciation of investments                           16,314
                                                                    __________
  Net increase (decrease) in net assets resulting from operations      17,804

  Changes from principal transactions:
  Purchase payments                                                     9,654
  Contract distributions and terminations                             (13,651)
  Transfer payments from (to) Fixed Accounts and other Divisions        4,159
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              524
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                           686
                                                                    __________
  Total increase (decrease)                                            18,490
                                                                    __________
NET ASSETS AT DECEMBER 31, 1995                                       117,327






















See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Fully
                                                                     Managed
                                                                     Division
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         $7,463
  Net realized gain (loss) on investments                               2,245
  Net unrealized appreciation (depreciation) of investments             6,614
                                                                    __________
  Net increase (decrease) in net assets resulting from operations      16,322

  Changes from principal transactions:
  Purchase payments                                                    16,217
  Contract distributions and terminations                             (17,846)
  Transfer payments from (to) Fixed Accounts and other Divisions        2,478
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              (67)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                           782
                                                                    __________
  Total increase (decrease)                                            17,104
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                      $134,431
                                                                    ==========























See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Multiple
                                                                    Allocation
                                                                     Division
                                                                    __________
NET ASSETS AT JANUARY 1, 1995                                        $297,508

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         14,068
  Net realized gain (loss) on investments                               4,715
  Net unrealized appreciation of investments                           26,239
                                                                    __________
  Net increase (decrease) in net assets resulting from operations      45,022

  Changes from principal transactions:
  Purchase payments                                                    17,072
  Contract distributions and terminations                             (42,733)
  Transfer payments from (to) Fixed Accounts and other Divisions      (11,292)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              (75)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                       (37,028)
                                                                    __________
  Total increase (decrease)                                             7,994
                                                                    __________
NET ASSETS AT DECEMBER 31, 1995                                       305,502






















See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Multiple
                                                                     Allocation
                                                                      Division
                                                                     __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         $18,091
  Net realized gain (loss) on investments                                6,043
  Net unrealized appreciation (depreciation) of investments             (7,108)
                                                                     __________
  Net increase (decrease) in net assets resulting from operations       17,026

  Changes from principal transactions:
  Purchase payments                                                     16,631
  Contract distributions and terminations                              (44,014)
  Transfer payments from (to) Fixed Accounts and other Divisions       (23,461)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                            (1,257)
                                                                     __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        (52,101)
                                                                     __________
  Total increase (decrease)                                            (35,075)
                                                                     __________
NET ASSETS AT DECEMBER 31, 1996                                       $270,427
                                                                     ==========























See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                    Capital
                                                                  Appreciation
                                                                    Division
                                                                  ____________
NET ASSETS AT JANUARY 1, 1995                                         $88,346

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                          7,594
  Net realized gain (loss) on investments                               2,221
  Net unrealized appreciation of investments                           14,531
                                                                  ____________
  Net increase (decrease) in net assets resulting from operations      24,346

  Changes from principal transactions:
  Purchase payments                                                     8,831
  Contract distributions and terminations                             (13,163)
  Transfer payments from (to) Fixed Accounts and other Divisions       11,592
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                            1,097
                                                                  ____________
  Increase (decrease) in net assets derived from principal
   transactions                                                         8,357
                                                                  ____________
  Total increase (decrease)                                            32,703
                                                                  ____________
NET ASSETS AT DECEMBER 31, 1995                                       121,049






















See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                    Capital
                                                                  Appreciation
                                                                    Division
                                                                  ____________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         $7,757
  Net realized gain (loss) on investments                               4,853
  Net unrealized appreciation (depreciation) of investments             8,839
                                                                  ____________
  Net increase (decrease) in net assets resulting from operations      21,449

  Changes from principal transactions:
  Purchase payments                                                    16,081
  Contract distributions and terminations                             (16,095)
  Transfer payments from (to) Fixed Accounts and other Divisions        3,299
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              206
                                                                  ____________
  Increase (decrease) in net assets derived from principal
   transactions                                                         3,491
                                                                  ____________
  Total increase (decrease)                                            24,940
                                                                  ____________
NET ASSETS AT DECEMBER 31, 1996                                      $145,989
                                                                  ============























See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Rising
                                                                    Dividends
                                                                     Division
                                                                    __________
NET ASSETS AT JANUARY 1, 1995                                         $50,385

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         (1,130)
  Net realized gain (loss) on investments                                 776
  Net unrealized appreciation of investments                           16,037
                                                                    __________
  Net increase (decrease) in net assets resulting from operations      15,683

  Changes from principal transactions:
  Purchase payments                                                    11,422
  Contract distributions and terminations                              (9,800)
  Transfer payments from (to) Fixed Accounts and other Divisions       11,423
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                            1,229
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        14,274
                                                                    __________
  Total increase (decrease)                                            29,957
                                                                    __________
NET ASSETS AT DECEMBER 31, 1995                                        80,342






















See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Rising
                                                                    Dividends
                                                                     Division
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                          ($455)
  Net realized gain (loss) on investments                               4,125
  Net unrealized appreciation (depreciation) of investments            12,317
                                                                    __________
  Net increase (decrease) in net assets resulting from operations      15,987

  Changes from principal transactions:
  Purchase payments                                                    25,572
  Contract distributions and terminations                             (12,639)
  Transfer payments from (to) Fixed Accounts and other Divisions       13,857
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              454
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        27,244
                                                                    __________
  Total increase (decrease)                                            43,231
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                      $123,573
                                                                    ==========























See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Emerging
                                                                     Markets
                                                                     Division
                                                                    __________
NET ASSETS AT JANUARY 1, 1995                                         $59,746

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         (1,137)
  Net realized gain (loss) on investments                              (7,448)
  Net unrealized appreciation of investments                            1,603
                                                                    __________
  Net increase (decrease) in net assets resulting from operations      (6,982)

  Changes from principal transactions:
  Purchase payments                                                     7,739
  Contract distributions and terminations                              (7,740)
  Transfer payments from (to) Fixed Accounts and other Divisions      (14,939)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                             (937)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                       (15,877)
                                                                    __________
  Total increase (decrease)                                           (22,859)
                                                                    __________
NET ASSETS AT DECEMBER 31, 1995                                        36,887






















See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Emerging
                                                                     Markets
                                                                     Division
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                          ($998)
  Net realized gain (loss) on investments                              (2,959)
  Net unrealized appreciation (depreciation) of investments             5,674
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       1,717

  Changes from principal transactions:
  Purchase payments                                                     6,432
  Contract distributions and terminations                              (6,450)
  Transfer payments from (to) Fixed Accounts and other Divisions       (1,273)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                             (160)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        (1,451)
                                                                    __________
  Total increase (decrease)                                               266
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                       $37,153
                                                                    ==========























See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Market
                                                                     Manager
                                                                     Division
                                                                    __________
NET ASSETS AT JANUARY 1, 1995                                          $2,752

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                            144
  Net realized gain (loss) on investments                                  29
  Net unrealized appreciation of investments                              944
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       1,117

  Changes from principal transactions:
  Purchase payments                                                     2,140
  Contract distributions and terminations                                (767)
  Transfer payments from (to) Fixed Accounts and other Divisions         (208)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              172
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                         1,337
                                                                    __________
  Total increase (decrease)                                             2,454
                                                                    __________
NET ASSETS AT DECEMBER 31, 1995                                         5,206






















See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Market
                                                                     Manager
                                                                     Division
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                           $396
  Net realized gain (loss) on investments                                 327
  Net unrealized appreciation (depreciation) of investments               245
                                                                    __________
  Net increase (decrease) in net assets resulting from operations         968

  Changes from principal transactions:
  Purchase payments                                                      (111)
  Contract distributions and terminations                                (383)
  Transfer payments from (to) Fixed Accounts and other Divisions         (187)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              (14)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                          (695)
                                                                    __________
  Total increase (decrease)                                               273
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                        $5,479
                                                                    ==========























See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Value
                                                                      Equity
                                                                     Division
                                                                       (a)
                                                                    __________
NET ASSETS AT JANUARY 1, 1995                                              --

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                           $478
  Net realized gain (loss) on investments                                 687
  Net unrealized appreciation of investments                            1,870
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       3,035

  Changes from principal transactions:
  Purchase payments                                                     8,619
  Contract distributions and terminations                                (776)
  Transfer payments from (to) Fixed Accounts and other Divisions       16,429
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                            1,140
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        25,412
                                                                    __________
  Total increase (decrease)                                            28,447
                                                                    __________
NET ASSETS AT DECEMBER 31, 1995                                        28,447

(a) Commencement of operations, January 10, 1995


















See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                      Value
                                                                      Equity
                                                                     Division
                                                                       (a)
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         $1,157
  Net realized gain (loss) on investments                               1,290
  Net unrealized appreciation (depreciation) of investments               601
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       3,048

  Changes from principal transactions:
  Purchase payments                                                    15,780
  Contract distributions and terminations                              (3,990)
  Transfer payments from (to) Fixed Accounts and other Divisions         (376)
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              (48)
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        11,366
                                                                    __________
  Total increase (decrease)                                            14,414
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                       $42,861
                                                                    ==========

(a) Commencement of operations, January 10, 1995




















See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                    Strategic
                                                                      Equity
                                                                     Division
                                                                       (b)
                                                                    __________
NET ASSETS AT JANUARY 1, 1995                                              --

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                            ($8)
  Net realized gain (loss) on investments                                  (1)
  Net unrealized appreciation of investments                               28
                                                                    __________
  Net increase (decrease) in net assets resulting from operations          19

  Changes from principal transactions:
  Purchase payments                                                     3,211
  Contract distributions and terminations                                (172)
  Transfer payments from (to) Fixed Accounts and other Divisions        4,796
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              177
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                         8,012
                                                                    __________
  Total increase (decrease)                                             8,031
                                                                    __________
NET ASSETS AT DECEMBER 31, 1995                                         8,031

(b) Commencement of operations, October 3, 1995


















See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                    Strategic
                                                                      Equity
                                                                     Division
                                                                       (b)
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                           $275
  Net realized gain (loss) on investments                                 161
  Net unrealized appreciation (depreciation) of investments             2,648
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       3,084

  Changes from principal transactions:
  Purchase payments                                                    12,046
  Contract distributions and terminations                              (1,671)
  Transfer payments from (to) Fixed Accounts and other Divisions        8,149
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              219
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        18,743
                                                                    __________
  Total increase (decrease)                                            21,827
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                       $29,858
                                                                    ==========

(b) Commencement of operations, October 3, 1995




















See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                    Small Cap
                                                                     Division
                                                                       (c)
                                                                    __________
NET ASSETS AT JANUARY 1, 1995                                              --

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                             --
  Net realized gain (loss) on investments                                  --
  Net unrealized appreciation of investments                               --
                                                                    __________
  Net increase (decrease) in net assets resulting from operations          --

  Changes from principal transactions:
  Purchase payments                                                        --
  Contract distributions and terminations                                  --
  Transfer payments from (to) Fixed Accounts and other Divisions           --
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               --
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                            --
                                                                    __________
  Total increase (decrease)                                                --
                                                                    __________
NET ASSETS AT DECEMBER 31, 1995                                            --

(c) Commencement of operations, January 3, 1996



















See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                    Small Cap
                                                                     Division
                                                                       (c)
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                          ($369)
  Net realized gain (loss) on investments                                  25
  Net unrealized appreciation (depreciation) of investments               674
                                                                    __________
  Net increase (decrease) in net assets resulting from operations         330

  Changes from principal transactions:
  Purchase payments                                                    17,552
  Contract distributions and terminations                              (1,530)
  Transfer payments from (to) Fixed Accounts and other Divisions       16,293
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              411
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        32,726
                                                                    __________
  Total increase (decrease)                                            33,056
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                       $33,056
                                                                    ==========

(c) Commencement of operations, January 3, 1996





















See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Managed
                                                                      Global
                                                                     Division
                                                                       (d)
                                                                    __________
NET ASSETS AT JANUARY 1, 1995                                              --

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                             --
  Net realized gain (loss) on investments                                  --
  Net unrealized appreciation of investments                               --
                                                                    __________
  Net increase (decrease) in net assets resulting from operations          --

  Changes from principal transactions:
  Purchase payments                                                        --
  Contract distributions and terminations                                  --
  Transfer payments from (to) Fixed Accounts and other Divisions           --
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               --
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                            --
                                                                    __________
  Total increase (decrease)                                                --
                                                                    __________
NET ASSETS AT DECEMBER 31, 1995                                            --

(d) Commencement of operations, September 3, 1996


















See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Managed
                                                                      Global
                                                                     Division
                                                                       (d)
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                          ($350)
  Net realized gain (loss) on investments                                 116
  Net unrealized appreciation (depreciation) of investments             4,419
                                                                    __________
  Net increase (decrease) in net assets resulting from operations       4,185

  Changes from principal transactions:
  Purchase payments                                                     3,524
  Contract distributions and terminations                              (3,844)
  Transfer payments from (to) Fixed Accounts and other Divisions       80,286
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                            2,115
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                        82,081
                                                                    __________
  Total increase (decrease)                                            86,266
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                       $86,266
                                                                    ==========

(d) Commencement of operations, September 3, 1996




















See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                       OTC
                                                                     Division
                                                                       (e)
                                                                    __________
NET ASSETS AT JANUARY 1, 1995                                              --

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                             --
  Net realized gain (loss) on investments                                  --
  Net unrealized appreciation of investments                               --
                                                                    __________
  Net increase (decrease) in net assets resulting from operations          --
                                                                    __________
  Changes from principal transactions:
  Purchase payments                                                        --
  Contract distributions and terminations                                  --
  Transfer payments from (to) Fixed Accounts and other Divisions           --
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               --
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                            --
                                                                    __________
  Total increase (decrease)                                                --
                                                                    __________
NET ASSETS AT DECEMBER 31, 1995                                            --

(e) Commencement of operations, September 23, 1996



















See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                       OTC
                                                                     Division
                                                                       (e)
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                           $204
  Net realized gain (loss) on investments                                   1
  Net unrealized appreciation (depreciation) of investments              (125)
                                                                    __________
  Net increase (decrease) in net assets resulting from operations          80

  Changes from principal transactions:
  Purchase payments                                                     1,207
  Contract distributions and terminations                                 (36)
  Transfer payments from (to) Fixed Accounts and other Divisions        3,248
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               72
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                         4,491
                                                                    __________
  Total increase (decrease)                                             4,571
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                        $4,571
                                                                    ==========

(e) Commencement of operations, September 23, 1996





















See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Growth &
                                                                      Income
                                                                     Division
                                                                       (e)
                                                                    __________
NET ASSETS AT JANUARY 1, 1995                                              --

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                             --
  Net realized gain (loss) on investments                                  --
  Net unrealized appreciation of investments                               --
                                                                    __________
  Net increase (decrease) in net assets resulting from operations          --

  Changes from principal transactions:
  Purchase payments                                                        --
  Contract distributions and terminations                                  --
  Transfer payments from (to) Fixed Accounts and other Divisions           --
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                               --
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                            --
                                                                    __________
  Total increase (decrease)                                                --
                                                                    __________
NET ASSETS AT DECEMBER 31, 1995                                            --

(e) Commencement of operations, September 23, 1996


















See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Growth &
                                                                      Income
                                                                     Division
                                                                       (e)
                                                                    __________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                             --
  Net realized gain (loss) on investments                                  $1
  Net unrealized appreciation (depreciation) of investments               269
                                                                    __________
  Net increase (decrease) in net assets resulting from operations         270

  Changes from principal transactions:
  Purchase payments                                                     2,760
  Contract distributions and terminations                                 (43)
  Transfer payments from (to) Fixed Accounts and other Divisions        5,164
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                              124
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                         8,005
                                                                    __________
  Total increase (decrease)                                             8,275
                                                                    __________
NET ASSETS AT DECEMBER 31, 1996                                        $8,275
                                                                    ==========

(e) Commencement of operations, September 23, 1996




















See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                     Combined
                                                                    __________
NET ASSETS AT JANUARY 1, 1995                                        $854,814

INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                         22,577
  Net realized gain (loss) on investments                               5,077
  Net unrealized appreciation of investments                           99,889
                                                                    __________
  Net increase (decrease) in net assets resulting from operations     127,543

  Changes from principal transactions:
  Purchase payments                                                   101,305
  Contract distributions and terminations                            (128,971)
  Transfer payments from (to) Fixed Accounts and other Divisions        2,722
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                            3,465
                                                                    __________
  Increase (decrease) in net assets derived from principal
   transactions                                                       (21,479)
                                                                    __________
  Total increase (decrease)                                           106,064
                                                                    __________
NET ASSETS AT DECEMBER 31, 1995                                       960,878
























See accompanying notes.
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                      STATEMENTS OF CHANGES IN NET ASSETS
         For the years ended December 31, 1995 and 1996, Except as Noted
                                 (Continued)
                            (Dollars in thousands)

                                                                    Combined
                                                                   ___________
INCREASE (DECREASE) IN NET ASSETS
  Operations:
  Net investment income (loss)                                        $44,388
  Net realized gain (loss) on investments                              21,659
  Net unrealized appreciation (depreciation) of investments            37,651
                                                                   ___________
  Net increase (decrease) in net assets resulting from operations     103,698

  Changes from principal transactions:
  Purchase payments                                                   176,412
  Contract distributions and terminations                            (155,860)
  Transfer payments from (to) Fixed Accounts and other Divisions       98,017
  Addition to (reallocation from) assets retained in the Account
   by Golden American Life Insurance Company                            1,428
                                                                   ___________
  Increase (decrease) in net assets derived from principal
   transactions                                                       119,997
                                                                   ___________
  Total increase (decrease)                                           223,695
                                                                   ___________
NET ASSETS AT DECEMBER 31, 1996                                    $1,184,573
                                                                   ===========

























See accompanying notes.
                    GOLDEN AMERICAN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT B
                        NOTES TO FINANCIAL STATEMENTS
                              December 31, 1996


NOTE 1 - ORGANIZATION
Separate Account B (the "Account") was established on June 14, 1988, by Golden American Life Insurance Company ("Golden American"), under Minnesota insurance law to support the operations of variable annuity contracts ("Contracts"). Effective September 30, 1992, Golden American became a wholly-owned subsidiary of BT Variable, Inc. ("BTV"), an indirect wholly-owned subsidiary of Bankers Trust Company. Effective December 30, 1993, Golden American was redomesticated from the State of Minnesota to the State of Delaware. Effective August 13, 1996, Equitable of Iowa Companies acquired all of the outstanding capital stock of BTV. As of August 14, 1996, BT Variable, Inc.'s name was changed to EIC Variable, Inc. These transactions had no effect on the accompanying financial statements. Golden American is primarily engaged in the issuance of variable insurance products and is licensed as a life insurance company in the District of Columbia and all states except New York.

Operations of the Account commenced on January 25, 1989. The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. Golden American provides for variable accumulation and benefits under the contracts by crediting annuity considerations to one or more divisions within the Account or to the Golden American Guaranteed Interest Division, the Golden American Fixed Interest Division and the Fixed Separate Account, which are not part of the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be chargeable with liabilities arising out of any other business Golden American may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of Golden American. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of Golden American.

At December 31, 1996, the Account had, under GoldenSelect Contracts, seventeen investment divisions: the Liquid Asset, the Limited Maturity Bond, the Natural Resources, the All-Growth, the Real Estate, the Fully Managed, the Multiple Allocation, the Capital Appreciation, the Rising Dividends, the Emerging Markets, the Market Manager, the Value Equity (commenced operations January,
1995), the Strategic Equity (commenced operations October, 1995), the Small Cap (commenced operations January, 1996), the Managed Global and the OTC (commenced operations September, 1996) and the Growth & Income (commenced operations September, 1996) Divisions ("Divisions"). The Managed Global Division was formerly the Managed Global Account of Golden American's Separate Account D from October 12, 1992 until September 3, 1996. The assets in each Division are invested in shares of a designated series ("Series," which may also be referred to as "Portfolio") of mutual funds of The GCG Trust or the Equi-Select Series Trust (the "Trusts"). Effective January, 1997, the name of the Natural Resource Division was changed to the Hard Assets Division. Effective February, 1997, the Research, the Total Return, and the Value + Growth Divisions commenced operations. The Account also includes The Fund For Life Division, which is not included in the accompanying financial statements, and which ceased to accept new Contracts effective December 31, 1994.

The Market Manager Division was open for investment for only a brief period during 1994 and 1995. This Division is now closed and contractowners are not permitted to direct their investments into this Division. Contractowners with investments in the Market Manager Division were permitted to elect to update their contracts to DVA PLUS contracts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of the significant accounting policies of the
Account:

Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments: Investments are made in shares of a Series or Portfolio of the Trusts and are valued at the net asset value per share of the respective Series or Portfolio of the Trusts. Investment transactions in each Series or Portfolio of the Trusts are recorded on the trade date. Distributions of net investment income and capital gains of each Series or Portfolio of the Trusts are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Series or Portfolio of the Trusts are determined on the specific identification basis.

Federal Income Taxes: Operations of the Account form a part of, and are taxed with, the total operations of Golden American which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of Golden American.

Reclassification: Certain amounts in the 1995 financial statements have been reclassified to conform to the 1996 financial statement presentation.

NOTE 3 - CHARGES AND FEES
Contracts currently being sold include the DVA 100, DVA Series 100 and the DVA PLUS. The DVA PLUS has three different death benefit options referred to as Standard, Annual Ratchet and 7% Solution. Golden American discontinued external sales of DVA 80 in May 1991. In December 1995, Golden American also discontinued external sales of DVA 100, however, they continued to be available to Golden American employees and agents. Under the terms of the Contracts, certain charges are allocated to the Contracts to cover Golden American's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk and Other Charges

  Mortality and Expense Risk Charges: Golden American assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of .80%, .90%, 1.25%, 1.10%, 1.25% and 1.40% of the assets attributable to the DVA 80, DVA 100, DVA Series 100, DVA PLUS-Standard, DVA PLUS-Annual Ratchet and DVA PLUS-7% Solution, respectively, to cover these risks.

  Asset Based Administrative Charges: A daily charge at an annual rate of .10% is deducted from assets attributable to DVA 100 and DVA Series 100 Contracts. A daily charge at an annual rate of .15% is deducted from the assets attributable to DVA PLUS Contracts.

Annual Administrative Charges: An administrative charge of $40 per Contract year is deducted from the accumulation value of Deferred Annuity Contracts to cover ongoing administrative expenses. The charge is incurred on the Contract anniversary date and deducted at the end of the Contract anniversary period. This charge has been waived for certain offerings of the Contracts.

NOTE 3 - CHARGES AND FEES (Continued)
Minimum Death Benefit Guarantee Charges: For certain Contracts, a minimum death benefit guarantee charge of up to $1.20 per $1,000 of guaranteed death benefit per Contract year is deducted from the accumulation value of Deferred Annuity Contracts on each Contract anniversary date.

Contingent Deferred Sales Charges: Under DVA PLUS Contracts issued subsequent to September 1995, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken during the seven-year period from the date a premium payment is received. The Surrender Charge is imposed at a rate of 7% during the first two complete years after purchase declining to 6%, 5%, 4%, 3% and 1% after the second, third, fourth, fifth and sixth years, respectively.

Other Contract Charges: Under DVA 80, DVA 100 and DVA Series 100 contracts, a charge is deducted from the accumulation value for contracts taking more than one conventional partial withdrawal during a contract year. For DVA 80 and DVA 100 contracts, annual distribution fees are deducted from contract accumulation values.

Deferred Sales Load: Under contracts offered prior to October 1995, a sales load of up to 7 1/2% was applicable to each premium payment for sales-related expenses as specified in the Contracts. For DVA Series 100, the sales load is deducted in equal annual installments over the period the Contract is in force, not to exceed 10 years. For DVA 80 and DVA 100 Contracts, although the sales load is chargeable to each premium when it is received by Golden American, the amount of such charge is initially advanced by Golden American to Contractowners and included in the accumulation value and then deducted in equal installments on each Contract anniversary date over a period of six years. Upon surrender of the Contract, the unamortized deferred sales load is deducted from the accumulation value by Golden American. In addition, when partial withdrawal limits are exceeded, a portion of the unamortized deferred sales load is deducted.

Premium Taxes: For certain contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depend on the annuitant's state of residence and currently ranges up to 3.5% of premiums.

Fees Waived by Golden American: Certain charges and fees for various types of Contracts are currently waived by Golden American. Golden American reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.















NOTE 3 - CHARGES AND FEES (Continued)
The net assets retained in the Account by Golden American in the accompanying financial statements represent the unamortized deferred sales load and premium taxes advanced by Golden American, noted above. Net assets retained in the Account by Golden American are as follows:

                                                       Combined
                                        _________________________________
                                             1996              1995
                                        _______________   _______________
                                                (Dollars in thousands)
Balance at beginning of period                 $34,408           $44,008
Sales load advanced                                380             5,370
Premium tax advanced                                11                51
Net transfer (to) from Separate Account
 D, Fixed Account and other Divisions            1,037            (1,956)
Amortization of deferred sales load
 and premium tax                               (12,431)          (13,065)
                                        _______________   _______________
Balance at end of period                       $23,405           $34,408
                                        ===============   ===============



































NOTE 4 - PURCHASES AND SALES OF INVESTMENT SECURITIES
The aggregate cost of purchases and proceeds from sales of investments were as follows:

                                          Period Ended December 31,
                            ____________________________________________________

                                       1996                       1995
                            _________________________  _________________________
                             Purchases      Sales       Purchases      Sales
                            _________________________  _________________________
                                            (Dollars in thousands)
The GCG Trust Liquid
 Asset Series                   $64,148      $63,169       $36,373      $45,249
The GCG Trust Limited
 Maturity Bond Series            13,202       23,196        13,148       24,648
The GCG Trust Natural
 Resources Series                22,965       11,706        11,278       19,076
The GCG Trust All-Growth
 Series                          10,482       22,833        21,261       11,424
The GCG Trust Real
 Estate Series                   12,388        5,777         4,524       10,440
The GCG Trust Fully
 Managed Series                  22,506       14,263        13,980       13,106
The GCG Trust Multiple
 Allocation Series               28,625       62,678        29,322       52,281
The GCG Trust Capital
 Appreciation Series             32,609       21,360        28,436       12,469
The GCG Trust Rising
 Dividends Series                41,303       14,500        19,522        6,361
The GCG Trust Emerging
 Markets Series                  11,043       13,496        10,584       27,621
The GCG Trust Market
 Manager Series                     449        1,388         3,057          832
The GCG Trust Value
 Equity Series                   20,546        8,015        29,104        3,199
The GCG Trust Strategic
 Equity Series                   20,731        1,702         8,151          142
The GCG Trust Small
 Cap Series                      47,577       15,201            --           --
The GCG Trust Managed
 Global Series                   85,923        4,148            --           --
Equi-Select Series Trust
 OTC Portfolio                    4,644          164            --           --
Equi-Select Series Trust
 Growth & Income Portfolio        8,037           49            --           --
                            ____________ ____________  ____________ ____________
                               $447,178     $283,645      $228,740     $226,848
                            ============ ============  ============ ============







NOTE 5 - SUMMARY OF CHANGES FROM UNIT TRANSACTIONS
Contractowners transactions shown in the following table reflect gross inflows ("Purchases") and outflows ("Sales") in units for each Division. The activity includes contractowners electing to update a DVA 100 or DVA Series 100 contracts to a DVA PLUS contract beginning in October 1995. Updates to DVA PLUS contracts result in both a sale (surrender of the old contract) and a purchase (acquisition of the new contract). All of the purchase transactions for the Market Manager Division resulted from such updates.

Contractowner transactions in units were as follows:

                                            Period Ended December 31,
                              __________________________________________________

                                        1996                      1995
                              ________________________  ________________________
                               Purchases      Sales      Purchases      Sales
                              ________________________  ________________________

Liquid Asset Division           5,982,248   6,003,930     3,119,370   3,934,332
Limited Maturity Bond Division    829,366   1,824,946     1,096,937   1,842,599
Natural Resources Division      1,374,569     978,096       835,272   1,412,435
All-Growth Division             1,228,512   2,169,543     1,548,525   1,094,131
Real Estate Division              754,585     552,462       322,375     802,601
Fully Managed Division          1,450,300   1,450,120     1,020,546   1,063,678
Multiple Allocation Division    1,330,139   4,486,173     1,057,363   3,678,129
Capital Appreciation Division   2,032,074   1,900,755     1,740,091   1,248,056
Rising Dividends Division       3,448,184   1,678,751     1,883,516     753,983
Emerging Markets Division       1,573,766   1,768,185     1,386,840   3,143,521
Market Manager Division             7,958     106,893       282,507     142,437
Value Equity Division           1,834,937   1,024,120     2,459,134     333,200
Strategic Equity Division       2,083,197     353,766       848,555      45,767
Small Cap Division              4,912,458   2,122,101            --          --
Managed Global Division         8,792,080     716,753            --          --
OTC Division                      316,184      26,607            --          --
Growth & Income Division          697,746      35,755            --          --




















NOTE 6 - NET ASSETS
Net assets at December 31, 1996 consisted of the following:

                                           Limited
                              Liquid      Maturity      Natural        All-
                              Asset         Bond       Resources      Growth
                             Division     Division      Division     Division
                           ____________ _____________ ____________ _____________
                                            (Dollars in thousands)
Unit transactions              $32,438       $42,710      $29,064       $67,465
Accumulated net investment
 income (loss)                   5,038        12,389       10,233         7,934
Net unrealized appreciation
 (depreciation) of
 investments                        --          (765)       4,004         1,443
                           ____________ _____________ ____________ _____________
                               $37,476       $54,334      $43,301       $76,842
                           ============ ============= ============ =============

                               Real         Fully       Multiple      Capital
                              Estate       Managed     Allocation  Appreciation
                             Division     Division      Division     Division
                           ____________ _____________ ____________ _____________
                                            (Dollars in thousands)
Unit transactions              $32,124      $100,420     $184,144       $96,189
Accumulated net investment
 income (loss)                   7,542        19,186       80,907        27,156
Net unrealized appreciation
 (depreciation) of
 investments                    11,015        14,825        5,376        22,644
                           ____________ _____________ ____________ _____________
                               $50,681      $134,431     $270,427      $145,989
                           ============ ============= ============ =============

                              Rising      Emerging       Market        Value
                            Dividends      Markets      Manager       Equity
                             Division     Division      Division     Division
                           ____________ _____________ ____________ _____________
                                            (Dollars in thousands)
Unit transactions              $91,082       $48,602       $3,327       $36,655
Accumulated net
 investment income (loss)        4,742        (8,904)         964         3,735
Net unrealized appreciation
 (depreciation) of
 investments                    27,749        (2,545)       1,188         2,471
                           ____________ _____________ ____________ _____________
                              $123,573       $37,153       $5,479       $42,861
                           ============ ============= ============ =============


NOTE 6 - NET ASSETS - (Continued)

                            Strategic                   Managed
                              Equity      Small Cap      Global
                             Division     Division      Division
                           ____________ _____________ ____________
                                    (Dollars in thousands)
Unit transactions              $26,740       $32,726      $82,081
Accumulated net
 investment income (loss)          443          (344)        (234)
Net unrealized appreciation
 (depreciation) of
 investments                     2,675           674        4,419
                           ____________ _____________ ____________
                               $29,858       $33,056      $86,266
                           ============ ============= ============

                                          Growth &
                               OTC         Income
                             Division     Division      Combined
                           ____________ _____________ ____________
                                   (Dollars in thousands)
Unit transactions               $4,491        $8,005     $918,263
Accumulated net
 investment income (loss)          205             1      170,993
Net unrealized appreciation
 (depreciation) of
 investments                      (125)          269       95,317
                           ____________ _____________ ____________
                                $4,571        $8,275   $1,184,573
                           ============ ============= ============























NOTE 7 - UNIT VALUES
Accumulation unit value information (which is based on total assets) for units outstanding by contract type as of December 31, 1996 was as follows:


                                                                   Total Unit
            Series                    Units       Unit Value         Value
_______________________________________________________________________________
                                                                 (in thousands)
LIQUID ASSET
 Currently payable annuity products:
  DVA 80                                 1,451        $13.984              $20
  DVA 100                                4,396         13.762               61
 Contracts in accumulation period:
  DVA 80                               463,720         13.984            6,485
  DVA 100                            1,703,328         13.762           23,441
  DVA Series 100                        19,543         13.380              262
  DVA PLUS - Standard                   76,505         13.506            1,033
  DVA PLUS - Annual Ratchet             84,960         13.347            1,134
  DVA PLUS - 7% Solution               383,231         13.188            5,054
                                                                 ______________
                                                                        37,490

LIMITED MATURITY BOND
 Currently payable annuity products:
  DVA 80                                22,205         15.839              352
  DVA 100                               27,295         15.588              425
 Contracts in accumulation period:
  DVA 80                                81,730         15.839            1,295
  DVA 100                            2,859,817         15.588           44,579
  DVA Series 100                        32,874         15.156              498
  DVA PLUS - Standard                   83,927         15.312            1,285
  DVA PLUS - Annual Ratchet             46,293         15.130              701
  DVA PLUS - 7% Solution               349,417         14.951            5,224
                                                                 ______________
                                                                        54,359

NATURAL RESOURCES
 Currently payable annuity products:
  DVA 80                                 2,262         20.589               46
  DVA 100                               21,633         20.262              438
 Contracts in accumulation period:
  DVA 80                               209,024         20.589            4,304
  DVA 100                            1,404,857         20.262           28,466
  DVA Series 100                        36,118         19.700              712
  DVA PLUS - Standard                   94,213         19.886            1,873
  DVA PLUS - Annual Ratchet             43,232         19.650              850
  DVA PLUS - 7% Solution               341,711         19.417            6,635
                                                                 ______________
                                                                        43,324






NOTE 7 - UNIT VALUES (Continued)

                                                                   Total Unit
            Series                    Units       Unit Value         Value
_______________________________________________________________________________
                                                                 (in thousands)
ALL-GROWTH
 Currently payable annuity products:
  DVA 80                                 6,691        $14.337              $96
  DVA 100                               36,473         14.110              515
 Contracts in accumulation period:
  DVA 80                               151,395         14.337            2,170
  DVA 100                            4,238,780         14.110           59,809
  DVA Series 100                        23,840         13.718              327
  DVA PLUS - Standard                  129,648         13.848            1,795
  DVA PLUS - Annual Ratchet            146,161         13.684            2,000
  DVA PLUS - 7% Solution               752,345         13.521           10,173
                                                                 ______________
                                                                        76,885

REAL ESTATE
 Currently payable annuity products:
  DVA 80                                 7,224         22.048              159
  DVA 100                               35,685         21.699              774
 Contracts in accumulation period:
  DVA 80                               109,273         22.048            2,409
  DVA 100                            1,704,684         21.699           36,990
  DVA Series 100                        14,864         21.097              314
  DVA PLUS - Standard                   54,229         21.295            1,155
  DVA PLUS - Annual Ratchet             42,710         21.043              899
  DVA PLUS - 7% Solution               384,928         20.794            8,004
                                                                 ______________
                                                                        50,704

FULLY MANAGED
 Currently payable annuity products:
  DVA 80                                 9,341         18.115              169
  DVA 100                               90,888         17.828            1,620
 Contracts in accumulation period:
  DVA 80                               159,907         18.115            2,897
  DVA 100                            5,978,934         17.828          106,595
  DVA Series 100                        21,625         17.334              375
  DVA PLUS - Standard                  203,891         17.497            3,568
  DVA PLUS - Annual Ratchet            173,475         17.290            2,999
  DVA PLUS - 7% Solution               952,517         17.085           16,273
                                                                 ______________
                                                                       134,496









NOTE 7 - UNIT VALUES (Continued)

                                                                   Total Unit
            Series                    Units       Unit Value         Value
_______________________________________________________________________________
                                                                 (in thousands)
MULTIPLE ALLOCATION
 Currently payable annuity products:
  DVA 80                                35,810        $18.595             $666
  DVA 100                              131,617         18.300            2,409
 Contracts in accumulation period:
  DVA 80                               739,049         18.595           13,742
  DVA 100                           12,268,326         18.300          224,510
  DVA Series 100                        99,857         17.792            1,777
  DVA PLUS - Standard                  289,954         17.960            5,207
  DVA PLUS - Annual Ratchet            150,732         17.747            2,675
  DVA PLUS - 7% Solution             1,117,238         17.537           19,593
                                                                 ______________
                                                                       270,579

CAPITAL APPRECIATION
 Currently payable annuity products:
  DVA 80                                14,341         17.816              255
  DVA 100                               72,413         17.649            1,278
 Contracts in accumulation period:
  DVA 80                               108,583         17.816            1,934
  DVA 100                            6,632,504         17.649          117,056
  DVA Series 100                        35,436         17.359              615
  DVA PLUS - Standard                  162,558         17.463            2,839
  DVA PLUS - Annual Ratchet            174,592         17.343            3,028
  DVA PLUS - 7% Solution             1,106,359         17.222           19,054
                                                                 ______________
                                                                       146,059

RISING DIVIDENDS
 Currently payable annuity products:
  DVA 80                                 6,467         15.984              103
  DVA 100                               27,116         15.880              431
 Contracts in accumulation period:
  DVA 80                               122,375         15.984            1,956
  DVA 100                            5,269,251         15.880           83,674
  DVA Series 100                        77,854         15.698            1,222
  DVA PLUS - Standard                  297,973         15.769            4,699
  DVA PLUS - Annual Ratchet            355,191         15.694            5,575
  DVA PLUS - 7% Solution             1,663,079         15.619           25,976
                                                                 ______________
                                                                       123,636









NOTE 7 - UNIT VALUES (Continued)

                                                                   Total Unit
            Series                    Units       Unit Value         Value
_______________________________________________________________________________
                                                                 (in thousands)
EMERGING MARKETS
 Currently payable annuity products:
  DVA 80                                 1,604         $9.915              $16
  DVA 100                               23,151          9.850              228
 Contracts in accumulation period:
  DVA 80                               125,073          9.915            1,240
  DVA 100                            2,729,245          9.850           26,884
  DVA Series 100                        28,101          9.738              274
  DVA PLUS - Standard                   97,857          9.782              957
  DVA PLUS - Annual Ratchet            102,267          9.735              995
  DVA PLUS - 7% Solution               679,247          9.688            6,581
                                                                 ______________
                                                                        37,175

MARKET MANAGER
 Contracts in accumulation period:
  DVA 100                              373,579         14.641            5,469
  DVA PLUS - 7% Solution                 7,958         14.451              115
                                                                 ______________
                                                                         5,584

VALUE EQUITY
 Currently payable annuity products:
  DVA 80                                   534         14.722                8
  DVA 100                                8,244         14.664              121
 Contracts in accumulation period:
  DVA 80                                37,810         14.722              557
  DVA 100                            1,379,397         14.664           20,227
  DVA Series 100                        27,355         14.562              398
  DVA PLUS - Standard                  181,354         14.609            2,649
  DVA PLUS - Annual Ratchet            249,994         14.567            3,642
  DVA PLUS - 7% Solution             1,052,064         14.525           15,282
                                                                 ______________
                                                                        42,884

STRATEGIC EQUITY
 Currently payable annuity products:
  DVA 100                               37,512         11.830              444
 Contracts in accumulation period:
  DVA 80                                95,398         11.860            1,131
  DVA 100                              793,292         11.830            9,384
  DVA Series 100                        35,219         11.778              415
  DVA PLUS - Standard                  370,536         11.805            4,374
  DVA PLUS - Annual Ratchet            231,567         11.785            2,729
  DVA PLUS - 7% Solution               968,694         11.764           11,396
                                                                 ______________
                                                                        29,873



NOTE 7 - UNIT VALUES (Continued)

                                                                   Total Unit
            Series                    Units       Unit Value         Value
_______________________________________________________________________________
                                                                 (in thousands)
SMALL CAP
 Currently payable annuity products:
  DVA 100                               13,782        $11.890             $164
 Contracts in accumulation period:
  DVA 80                                85,117         11.914            1,014
  DVA 100                              908,778         11.890           10,806
  DVA Series 100                        40,332         11.848              478
  DVA PLUS - Standard                  198,338         11.860            2,352
  DVA PLUS - Annual Ratchet            227,347         11.843            2,692
  DVA PLUS - 7% Solution             1,316,663         11.825           15,569
                                                                 ______________
                                                                        33,075

MANAGED GLOBAL
 Currently payable annuity products:
  DVA 80                                 5,665         10.829               61
  DVA 100                               32,523         10.740              349
 Contracts in accumulation period:
  DVA 80                                89,636         10.829              971
  DVA 100                            6,049,685         10.740           64,973
  DVA Series 100                        64,797         10.589              686
  DVA PLUS - Standard                  226,224         10.620            2,402
  DVA PLUS - Annual Ratchet            231,774         10.554            2,446
  DVA PLUS - 7% Solution             1,375,023         10.488           14,422
                                                                 ______________
                                                                        86,310

OTC
 Contracts in accumulation period:
  DVA 80                                 2,623         15.932               42
  DVA 100                              167,020         15.860            2,649
  DVA Series 100                         5,670         15.735               89
  DVA PLUS - Standard                   29,878         15.772              471
  DVA PLUS - Annual Ratchet             28,223         15.696              443
  DVA PLUS - 7% Solution                56,163         15.665              880
                                                                 ______________
                                                                         4,574

GROWTH & INCOME
 Contracts in accumulation period:
  DVA 80                                 8,340         12.542              104
  DVA 100                              389,432         12.523            4,877
  DVA Series 100                         2,225         12.489               28
  DVA PLUS - Standard                   50,199         12.499              627
  DVA PLUS - Annual Ratchet             38,037         12.486              475
  DVA PLUS - 7% Solution               173,758         12.471            2,167
                                                                 ______________
                                                                         8,278


   [GOLDEN AMERICAN LIFE INSURANCE LOGO ]

                                 ANNUAL REPORT

                               ------------------

                           THE MANAGED GLOBAL ACCOUNT
                                       OF
                               SEPARATE ACCOUNT D
                                       OF
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

                               ------------------

                               DECEMBER 31, 1995

 GoldenSelect products are issued by Golden American Life Insurance Company and distributed by
      Directed Services, Inc., both subsidiaries of Bankers Trust Company

Golden American Life Insurance Company
A SUBSIDIARY OF BANKERS TRUST COMPANY

1001 JEFFERSON STREET, SUITE 400, WILMINGTON, DE 19801         TEL: 302-576-3400
                                                               FAX: 302-576-3450

                                                               February 21, 1996

Dear Contractholder:

I am pleased to provide you with the 1995 Annual Report for The Managed Global Account of Separate Account D. This portfolio invests in a wide range of equity, debt securities and money market instruments worldwide. It has been managed by Warburg, Pincus Counsellors, Inc. since July, 1994 and seeks high total investment returns consistent with prudent regard for capital preservation.

Included in the Annual Report is a report of Warburg, Pincus Counsellors, Inc. Warburg, Pincus' comments reflect their views as of the date written, and are subject to change at any time.

If you have any questions or would like additional information, please call Golden American customer service: 1-800-366-0066. We would be pleased to assist you.

Thank you for your continued support of GoldenSelect products. We look forward to serving you in 1996 and beyond.

Sincerely.

/s/ Terry L. Kendall

Terry L. Kendall
President

MANAGED GLOBAL ACCOUNT

The objective of the GoldenSelect Managed Global Account of Separate Account D is long-term capital appreciation and international diversification.

The year saw fairly wide divergences in performance among foreign markets. Most European exchanges recorded solid gains, while many of the emerging markets, particularly in Asia, suffered losses. Japan, after falling sharply in the year's first six months, staged a powerful recovery at midyear and finished the year even.

Japan remains the Account's largest commitment to a single country, at 32% of the portfolio. The Portfolio Manager is encouraged by developments in the Japanese economy, and is equally optimistic about the stock market's prospects in 1996.

Emerging markets, collectively, suffered in 1995, and as a result valuations are now lower than they have been in several years. The Portfolio Manager sees many attractive opportunities in emerging markets as 1996 begins, particularly in Asia, which represents the major focus of the Account's emerging-market exposure.

As 1996 begins, the Portfolio Manager's outlook on international equity markets is, in general, positive, and believes that the Account is well-positioned with regard to its regional and country allocations and its specific holdings.

                                          WARBURG, PINCUS COUNSELLORS, INC.

TOP FIVE HOLDINGS AS OF DECEMBER 31, 1995:

1. Banco De Santander S.A., ADR...................................................       4.0%
2. Canon Inc......................................................................       3.7%
3. East Japan Railway Company.....................................................       3.1%
4. Nippon Telegraph & Telephone Corporation.......................................       3.0%
5. VA Technologie AG..............................................................       3.0%

ASSET DISTRIBUTION BY COUNTRY

The following table replaces a pie chart showing asset distribution by country as a precentage of total investments.

                    Other............................... 36.4%
                    Argentina...........................  4.0%
                    Spain...............................  4.0%
                    Hong Kong...........................  4.1%
                    New Zealand.........................  6.0%
                    France..............................  6.1%
                    Great Britain.......................  7.4%
                    Japan............................... 32.0%

--------------------------------------------------------------------------------
   STATEMENT OF ASSETS AND LIABILITIES

                           THE MANAGED GLOBAL ACCOUNT
                                       OF
                               SEPARATE ACCOUNT D

                               DECEMBER 31, 1995

ASSETS
  Investments, at value (Cost $67,478,262) (Notes 1 and 3)...........................................................  $  70,981,052
  Cash...............................................................................................................         78,896
  Receivables:
     Investment securities sold......................................................................................      1,336,669
     Dividends and interest..........................................................................................         99,399
     Premium payments and reallocations..............................................................................         20,839
  Net unrealized appreciation of forward foreign currency exchange contracts.........................................        351,688
  Prepaid expenses and other assets..................................................................................          9,271
                                                                                                                       -------------
     Total Assets....................................................................................................     72,877,814

LIABILITIES
  Payables:
     Investment securities purchased.................................................................................        334,419
     Surrenders, withdrawals and reallocations.......................................................................         58,577
     Golden American for contract related expenses (Note 2)..........................................................         43,558
  Accrued management and organization fees (Note 2)..................................................................          1,684
  Accrued expenses...................................................................................................         64,469
                                                                                                                       -------------
     Total Liabilities...............................................................................................        502,707
                                                                                                                       -------------
     Total Net Assets................................................................................................  $  72,375,107
                                                                                                                       -------------
                                                                                                                       -------------

NET ASSETS
  For variable annuity contracts.....................................................................................  $  69,499,713
  Retained in The Managed Global Account of Separate Account D by Golden American (Note 2)...........................      2,875,394
                                                                                                                       -------------
     Total Net Assets................................................................................................  $  72,375,107
                                                                                                                       -------------
                                                                                                                       -------------

                       See Notes to Financial Statements.

--------------------------------------------------------------------------------
   STATEMENT OF OPERATIONS

                           THE MANAGED GLOBAL ACCOUNT
                                       OF
                               SEPARATE ACCOUNT D

                      FOR THE YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME:
  Interest (net of foreign withholding taxes of $3,203)..............................................................  $     92,139
  Dividends (net of foreign withholding taxes of $149,639)...........................................................     1,207,385
                                                                                                                        ------------
     Total Investment Income.........................................................................................     1,299,524
                                                                                                                        ------------

EXPENSES:
  Mortality and expense risk and asset based administrative charges (Note 2).........................................       739,881
  Management and advisory fees (Note 2)..............................................................................       734,700
  Custodian fees (Note 2)............................................................................................       111,693
  Accounting fees....................................................................................................        51,766
  Auditing fees......................................................................................................        23,639
  Printing and mailing...............................................................................................        14,268
  Board of governors' fees and expenses (Note 2).....................................................................         5,987
  Legal fees.........................................................................................................         3,818
  Other..............................................................................................................        40,556
                                                                                                                        ------------
     Total Expenses..................................................................................................     1,726,308
  Less amounts paid by the investment manager pursuant to expense limitation agreement (Note 2)......................       (63,386)
                                                                                                                        ------------
     Net Expenses....................................................................................................     1,662,922
                                                                                                                        ------------
NET INVESTMENT LOSS..................................................................................................      (363,398)
                                                                                                                        ------------

REALIZED AND UNREALIZED GAIN/(LOSS) ON INVESTMENTS:
  Net realized gain/(loss) from:
     Security transactions...........................................................................................    (6,119,111)
     Forward foreign currency exchange contracts.....................................................................     1,952,175
     Foreign currency transactions...................................................................................        (4,990)
  Net change in unrealized appreciation of:
     Securities......................................................................................................     7,765,310
     Forward foreign currency exchange contracts.....................................................................       351,688
     Other assets and liabilities denominated in foreign currencies..................................................         3,323
                                                                                                                        ------------
  Net realized and unrealized gain on investments....................................................................     3,948,395
                                                                                                                        ------------
     Net increase in net assets resulting from operations............................................................  $  3,584,997
                                                                                                                        ------------
                                                                                                                        ------------

                       See Notes to Financial Statements.

--------------------------------------------------------------------------------
   STATEMENT OF CHANGES IN NET ASSETS

                           THE MANAGED GLOBAL ACCOUNT
                                       OF
                               SEPARATE ACCOUNT D

                                                                                                        YEAR ENDED     YEAR ENDED
                                                                                                       DECEMBER 31,   DECEMBER 31,
                                                                                                           1995           1994
                                                                                                       -------------  -------------

INCREASE/(DECREASE) IN NET ASSETS

OPERATIONS:
  Net investment loss................................................................................  $    (363,398) $    (259,767)
  Net realized loss on securities, forward foreign currency exchange contracts and foreign currency
     transactions....................................................................................     (4,171,926)    (1,363,558)
  Net unrealized appreciation/(depreciation) of securities, forward foreign currency exchange
     contracts and other assets and liabilities denominated in foreign currencies....................      8,120,321    (11,511,952)
                                                                                                       -------------  -------------
  Net increase/(decrease) in net assets resulting from operations....................................      3,584,997    (13,135,277)
                                                                                                       -------------  -------------

CONTRACT RELATED TRANSACTIONS:
  Premiums...........................................................................................      6,235,725     22,680,207
  Benefits, surrenders and other withdrawals.........................................................     (9,881,861)    (8,496,158)
  Net transfers (to) from Separate Account B, Fixed Account and Golden American......................    (12,563,025)    (2,244,552)
  Contract related charges and fees (Note 2).........................................................     (1,209,284)    (1,073,158)
                                                                                                       -------------  -------------
  Net increase/(decrease) in net assets resulting from contract related transactions.................    (17,418,445)    10,866,339
                                                                                                       -------------  -------------
  Net decrease in net assets.........................................................................    (13,833,448)    (2,268,938)

NET ASSETS:
  Beginning of year..................................................................................     86,208,555     88,477,493
                                                                                                       -------------  -------------
  End of year........................................................................................  $  72,375,107  $  86,208,555
                                                                                                       -------------  -------------
                                                                                                       -------------  -------------

                       See Notes to Financial Statements.

--------------------------------------------------------------------------------
   FINANCIAL HIGHLIGHTS


                           THE MANAGED GLOBAL ACCOUNT
                                       OF
                               SEPARATE ACCOUNT D

   FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT EACH YEAR FOR THE DVA 100.

                                                                               YEAR        YEAR        YEAR       PERIOD
                                                                               ENDED       ENDED       ENDED       ENDED
                                                                             12/31/95   12/31/94**   12/31/93    12/31/92*
                                                                             ---------  -----------  ---------  -----------
Accumulation unit value, beginning of year.................................  $   9.091   $  10.518   $  10.008   $  10.000
                                                                             ---------  -----------  ---------  -----------
INCOME/(LOSS) FROM INVESTMENT OPERATIONS:
Net investment income/(loss) #.............................................     (0.044)     (0.030)     (0.046)      0.022
Net realized and unrealized gain/(loss) on investments.....................      0.612      (1.397)      0.556      (0.014)
                                                                             ---------  -----------  ---------  -----------
Total from investment operations...........................................      0.568      (1.427)      0.510       0.008
                                                                             ---------  -----------  ---------  -----------
Accumulation unit value, end of year.......................................  $   9.659   $   9.091   $  10.518   $  10.008
                                                                             ---------  -----------  ---------  -----------
                                                                             ---------  -----------  ---------  -----------
Total return...............................................................       6.25%     (13.57)%      5.10%       0.08%++
                                                                             ---------  -----------  ---------  -----------
                                                                             ---------  -----------  ---------  -----------
RATIOS TO AVERAGE NET ASSETS/SUPPLEMENTAL DATA:
Net assets, end of year (in 000's).........................................  $  68,283    $  83,702  $  85,702    $  38,699
Ratio of operating expenses to average net assets..........................       2.27%        2.31%      2.68%        2.46%+
Decrease reflected in above expense ratio due to expense limitations.......       0.08%        0.09%      0.03%          --
Ratio of net investment income/(loss) to average net assets................     (0.50)%       (0.31)%    (0.44)%       1.78%+

------------------
 * These units were available for sale on October 21, 1992.
** On July 1, 1994 Warburg, Pincus Counsellors, Inc. became Portfolio Manager of the Account. Prior to that date the Account had been advised by another Portfolio Manager.
 + Annualized
 ++ Non-annualized
 # Per unit numbers have been calculated using the average unit method, which more appropriately presents the per unit data for the period.

                       See Notes to Financial Statements.

--------------------------------------------------------------------------------
   FINANCIAL HIGHLIGHTS

                           THE MANAGED GLOBAL ACCOUNT
                                       OF
                               SEPARATE ACCOUNT D

   FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT EACH YEAR FOR THE DVA 80.

                                                                                                YEAR         YEAR       PERIOD
                                                                                                ENDED        ENDED       ENDED
                                                                                              12/31/95    12/31/94**   12/31/93*
                                                                                             -----------  -----------  ---------
Accumulation unit value, beginning of year.................................................   $   9.130    $  10.541   $  10.420
                                                                                             -----------  -----------  ---------
INCOME/(LOSS) FROM INVESTMENT OPERATIONS:
Net investment loss #......................................................................      (0.027)      (0.011)     (0.005)
Net realized and unrealized gain/(loss) on investments.....................................       0.617       (1.400)      0.126
                                                                                             -----------  -----------  ---------
Total from investment operations...........................................................       0.590       (1.411)      0.121
                                                                                             -----------  -----------  ---------
Accumulation unit value, end of year.......................................................   $   9.720    $   9.130   $  10.541
                                                                                             -----------  -----------  ---------
                                                                                             -----------  -----------  ---------
Total return...............................................................................        6.46%      (13.39)%      1.16%++
                                                                                             -----------  -----------  ---------
                                                                                             -----------  -----------  ---------
RATIOS TO AVERAGE NET ASSETS/SUPPLEMENTAL DATA:
Net assets, end of year (in 000's).........................................................   $   1,047    $   1,877   $   2,087
Ratio of operating expenses to average net assets..........................................        2.07%        2.11%       2.48%+
Decrease reflected in above expense ratio due to expense limitations.......................        0.08%        0.09%       0.03%+
Ratio of net investment loss to average net assets.........................................       (0.30)%      (0.11)%     (0.24)%+

------------------
 * These units were available for sale on October 14, 1993.
** On July 1, 1994 Warburg, Pincus Counsellors, Inc. became Portfolio Manager of the Account. Prior to that date the Account had been advised by another Portfolio Manager.
 + Annualized
 ++ Non-annualized
 # Per unit numbers have been calculated using the average unit method, which more appropriately presents the per unit data for the period.

                       See Notes to Financial Statements.

--------------------------------------------------------------------------------
   FINANCIAL HIGHLIGHTS

                           THE MANAGED GLOBAL ACCOUNT
                                       OF
                               SEPARATE ACCOUNT D


 FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT EACH YEAR FOR THE DVA SERIES 100.


                                                                                                YEAR         YEAR       PERIOD
                                                                                                ENDED        ENDED       ENDED
                                                                                              12/31/95    12/31/94**   12/31/93*
                                                                                             -----------  -----------  ---------
Accumulation unit value, beginning of year.................................................   $   9.027    $  10.481   $  10.536
                                                                                             -----------  -----------  ---------
INCOME/(LOSS) FROM INVESTMENT OPERATIONS:
Net investment loss #......................................................................      (0.076)      (0.066)     (0.036)
Net realized and unrealized gain/(loss) on investments.....................................       0.607       (1.388)     (0.019)
                                                                                             -----------  -----------  ---------
Total from investment operations...........................................................       0.531       (1.454)     (0.055)
                                                                                             -----------  -----------  ---------
Accumulation unit value, end of year.......................................................   $   9.558    $   9.027   $  10.481
                                                                                             -----------  -----------  ---------
                                                                                             -----------  -----------  ---------
Total return...............................................................................        5.87%      (13.87)%     (0.52)%++
                                                                                             -----------  -----------  ---------
                                                                                             -----------  -----------  ---------
RATIOS TO AVERAGE NET ASSETS/SUPPLEMENTAL DATA:
Net assets, end of year (in 000's).........................................................   $     545    $     630   $     688
Ratio of operating expenses to average net assets..........................................        2.62%        2.66%       3.02%+
Decrease reflected in above expense ratio due to expense limitations.......................        0.08%        0.09%       0.03%+
Ratio of net investment loss to average net assets.........................................       (0.85)%      (0.66)%     (0.79)%+

------------------
 * These units were available for sale on April 27, 1993.
** On July 1, 1994 Warburg, Pincus Counsellors, Inc. became Portfolio Manager of the Account. Prior to that date the Account had been advised by another Portfolio Manager.
 + Annualized
 ++ Non-annualized
 # Per unit numbers have been calculated using the average unit method, which more appropriately presents the per unit data for the period.

                       See Notes to Financial Statements.

--------------------------------------------------------------------------------
   FINANCIAL HIGHLIGHTS

                           THE MANAGED GLOBAL ACCOUNT
                                       OF
                               SEPARATE ACCOUNT D

          FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD.

                                                                                  DVA PLUS-      DVA PLUS-       DVA PLUS-
                                                                                  STANDARD    ANNUAL RATCHET    7% SOLUTION
                                                                                 -----------  ---------------  -------------
                                                                                   PERIOD         PERIOD          PERIOD
                                                                                    ENDED          ENDED           ENDED
                                                                                  12/31/95*      12/31/95*       12/31/95*
                                                                                 -----------  ---------------  -------------
Accumulation unit value, beginning of period...................................   $   9.323      $   9.282       $   9.240
                                                                                 -----------  ---------------  -------------
INCOME FROM INVESTMENT OPERATIONS:
Net investment loss #..........................................................      (0.013)        (0.013)         (0.013)
Net realized and unrealized gain on investments................................       0.266          0.262           0.259
                                                                                 -----------  ---------------  -------------
Total from investment operations...............................................       0.253          0.249           0.246
                                                                                 -----------  ---------------  -------------
Accumulation unit value, end of period.........................................   $   9.576      $   9.531       $   9.486
                                                                                 -----------  ---------------  -------------
                                                                                 -----------  ---------------  -------------
Total return...................................................................        2.71%++        2.69%++         2.66%++
                                                                                 -----------  ---------------  -------------
                                                                                 -----------  ---------------  -------------
RATIOS TO AVERAGE NET ASSETS/SUPPLEMENTAL DATA:
Net assets, end of period (in 000's)...........................................   $     256      $     262       $   1,982
Ratio of operating expenses to average net assets..............................        2.40%+         2.55%+          2.60%+
Decrease reflected in above expense ratio due to expense limitations...........        0.08%+         0.08%+          0.08%+
Ratio of net investment loss to average net assets.............................       (0.63)%+       (0.78)%+        (0.83)%+

------------------
*  These units were available for sale on October 2, 1995.
+  Annualized
++ Non-annualized
# Per unit numbers have been calculated using the average unit method, which more appropriately presents the per unit data for the period.

                       See Notes to Financial Statements.

--------------------------------------------------------------------------------
   PORTFOLIO OF INVESTMENTS
                           THE MANAGED GLOBAL ACCOUNT
                                       OF
                               SEPARATE ACCOUNT D

                               DECEMBER 31, 1995

                                                       VALUE
    SHARES                                           (NOTE 1)
--------------                                      -----------
COMMON STOCKS -- 93.7%
  ARGENTINA -- 3.9%
         2,318  Banco de Galicia Y Buenos Aires
                  S.A.............................  $    47,809
        21,045  Banco Frances del Rio de la Plata
                  S.A.............................      186,220
        19,320  Banco Frances del Rio de la Plata
                  S.A., ADR.......................      519,225
        61,900  Capex S.A., Class A, GDR**........      897,550
        25,600  Telefonica de Argentina S.A.,
                  ADR.............................      697,600
        21,800  Y.P.F. S.A........................      471,425
                                                    -----------
                                                      2,819,829
                                                    -----------
AUSTRALIA -- 2.6%
        71,312  BTR Ltd. Class A..................      348,227
        51,375  Niugini Mining Ltd.+..............       98,898
       274,500  Pasminco Ltd.+....................      336,637
       212,900  Woodside Petroleum Ltd............    1,088,677
                                                    -----------
                                                      1,872,439
                                                    -----------
AUSTRIA -- 3.0%
        17,000  VA Technologie AG+................    2,159,051
                                                    -----------
BRAZIL -- 0.4%
         9,000  Panamerican Beverages Inc., Class
                  A...............................      288,000
                                                    -----------
CHINA -- 0.4%
        15,000  Jilan Chemical, ADR...............      322,500
                                                    -----------
DENMARK -- 0.3%
        11,100  International Service Systems AS,
                  Class B.........................      249,865
                                                    -----------
FINLAND -- 1.1%
        15,650  Metsa-Serla, Class B..............      482,070
           500  Metra AB, Class B.................       20,688
        11,600  Valmet, Class A...................      287,987
                                                    -----------
                                                        790,745
                                                    -----------
FRANCE -- 6.0%
         9,507  Bouygues..........................      956,907
         4,000  Cetelem...........................      750,145
        47,300  Largardere Groupe.................      868,598
         8,351  Scor S.A..........................      260,703
        19,671  Total S.A., Class B...............    1,326,518
         4,597  Total S.A., ADS...................      156,298
                                                    -----------
                                                      4,319,169
                                                    -----------
GERMANY -- 2.9%
        12,400  Adidas AG.........................      656,318
        11,500  Adidas AG, ADR**..................      302,158
         3,400  Deutsche Bank AG..................      161,156
        13,000  SGL Carbon AG.....................    1,006,276
                                                    -----------
                                                      2,125,908
                                                    -----------
GREAT BRITAIN -- 7.2%
       173,956  British Airport Authority Ord.....    1,310,242
        11,600  Cookson Group PLC.................       55,125
        50,000  Govett & Company Ltd., Ord. PLC...      180,148
        64,000  Grand Metropolitan PLC Ord........      460,682
       156,223  Prudential Corporation PLC........    1,005,637
        31,232  Reckitt & Colman PLC Ord..........      345,589
       630,000  Singer & Friedlander Group PLC....    1,061,553
       295,400  Takare PLC........................      825,761
                                                    -----------
                                                      5,244,737
                                                    -----------

                                                       VALUE
    SHARES                                           (NOTE 1)
--------------                                      -----------
HONG KONG -- 4.1%
       359,000  Citic Pacific Ltd.................  $ 1,228,005
        48,737  HSBC Holdings Ltd.................      737,437
       141,201  Jardine Matheson Holdings Ltd.....      967,227
                                                    -----------
                                                      2,932,669
                                                    -----------
INDIA -- 3.1%
        33,000  Hindalco Industries Ltd., GDR**...    1,126,290
        41,400  India Fund (The) Inc..............      367,425
        51,200  Reliance Industries Ltd., GDS.....      716,800
                                                    -----------
                                                      2,210,515
                                                    -----------
INDONESIA -- 2.3%
        34,500  Bank International Indonesia
                  (Foreign).......................      114,296
        99,000  PT Mulia Industrindo Ord.
                  (Foreign).......................      279,270
        79,500  PT Semen Gresik (Foreign).........      222,523
        10,500  PT Telekomunikas, ADR.............      265,125
       410,000  PT Telekomunikas (Foreign)........      537,940
        19,800  PT Tri Polyta Indonesia, ADR......      272,250
                                                    -----------
                                                      1,691,404
                                                    -----------
ISRAEL -- 1.8%
        75,000  Ampal American Israel Corporation,
                  Class A.........................      393,750
        38,500  ECI Telecom, Ltd..................      878,281
                                                    -----------
                                                      1,272,031
                                                    -----------
JAPAN -- 29.5%
       149,000  Canon Inc.........................    2,698,596
        22,000  Circle K Japan Company Ltd........      969,491
           170  DDI Corporation...................    1,317,191
           458  East Japan Railway Company........    2,226,789
        89,000  Hitachi Ltd.......................      896,465
         2,500  Keyence Corporation...............      288,136
        75,000  Kirin Beverage Corporation........    1,009,685
         5,000  Kyocera Corporation...............      371,429
        11,000  Murata Manufacturing Company
                  Ltd.............................      404,843
        94,000  NEC Corporation...................    1,147,119
        27,000  Nippon Communication Systems
                  Corporation.....................      285,036
           267  Nippon Telegraph & Telephone
                  Corporation.....................    2,161,215
            54  NTT Data Communication Systems
                  Corporation.....................    1,814,818
        40,800  Orix Corporation..................    1,679,419
         6,000  Rohm Company......................      338,789
        20,000  Sony Corporation..................    1,199,031
        33,000  TDK Corporation...................    1,684,358
         3,000  UNY Company.......................       56,368
        21,600  York-Benimaru Company Ltd.........      826,344
                                                    -----------
                                                     21,375,122
                                                    -----------
  KOREA -- 2.5%
         6,600  Mando Machinery Corporation,
                  GDR.............................      173,250
        40,300  Mando Machinery Corporation,
                  GDR**...........................    1,057,875
         5,800  Samsung Electric, GDR.............      559,700
                                                    -----------
                                                      1,790,825
                                                    -----------
  MALAYSIA -- 0.4%
        75,000  Westmont BHD......................      259,873
                                                    -----------
  MEXICO -- 0.4%
        93,000  Gruma S.A., Series B..............      261,581
                                                    -----------

                       See Notes to Financial Statements.

--------------------------------------------------------------------------------
   PORTFOLIO OF INVESTMENTS --(CONTINUED)

                           THE MANAGED GLOBAL ACCOUNT
                                       OF
                               SEPARATE ACCOUNT D

                               DECEMBER 31, 1995

                                                       VALUE
    SHARES                                           (NOTE 1)
--------------                                      -----------
COMMON STOCKS -- (CONTINUED)
  NEW ZEALAND -- 5.9%
     1,313,354  Brierley Investments Ltd..........  $ 1,038,912
       266,300  Fletcher Challenge Ltd............      614,550
       502,522  Fletcher Challenge (Forest
                  Division) Ltd...................      716,182
       538,800  Lion Nathan Ltd...................    1,285,678
        30,000  Sky City Ltd......................      622,697
                                                    -----------
                                                      4,278,019
                                                    -----------
  NORWAY -- 1.0%
        17,100  Norsk Hydro, ADR..................      716,063
                                                    -----------
  PAKISTAN -- 0.3%
       241,000  Pakistan Telecommunications
                  Corporation.....................      216,589
                                                    -----------
  SINGAPORE -- 2.5%
         9,000  D.B.S. Land Ltd...................       30,414
       119,000  Development Bank of Singapore
                  Ltd.............................    1,480,665
       464,000  I.P.C. Corporation................      308,349
                                                    -----------
                                                      1,819,428
                                                    -----------
  SPAIN -- 4.0%
        58,100  Banco de Santander S.A., ADR......    2,861,425
                                                    -----------
  SWEDEN -- 3.0%
         8,100  Asea AB, Class B..................      787,983
        35,200  Astra AB, Class B.................    1,394,112
                                                    -----------
                                                      2,182,095
                                                    -----------
  SWITZERLAND -- 1.5%
           615  Brown Boveri & Cie AG, Class A....      714,744
           200  Ciba-Geigy AG.....................      175,195
           150  Danza Holding AG..................      163,920
                                                    -----------
                                                      1,053,859
                                                    -----------
  TAIWAN -- 2.5%
     1,680,000  GP Taiwan Index Fund..............    1,325,268
        75,511  Tuntex Distinct Corporation,
                  GDS **..........................      509,701
                                                    -----------
                                                      1,834,969
                                                    -----------
  THAILAND -- 1.1%
       146,800  Industrial Finance Corporation of
                  Thailand (Foreign)..............      498,269
        81,400  Thai Military Bank Public Company
                  Ltd. (Foreign)..................      329,607
                                                    -----------
                                                        827,876
                                                    -----------
                Total Common Stocks
                  (Cost $64,252,583)..............   67,776,586
                                                    -----------
WARRANTS -- 0.0%# COST ($20,647)
  SWITZERLAND -- 0.0%#
           600  Danza Holding AG, Expires
                  08/02/1996......................        2,667
                                                    -----------


  PRINCIPAL                                            VALUE
    AMOUNT                                           (NOTE 1)
--------------                                      -----------
CONVERTIBLE CORPORATE BONDS -- 3.8%
  JAPAN -- 1.8%
           JPY  Matasushita Electric Works Ltd.,
   111,000,000    2.700% due 05/31/2002...........  $ 1,313,724
                                                    -----------
  TAIWAN -- 2.0%
    $1,070,000  President Enterprises Corporation,
                  Zero coupon due 07/22/2001......    1,358,900
        70,000  Yang Ming Marine Transport
                  Corporation,
                  2.000% due 10/06/2001...........       77,175
                                                    -----------
                                                      1,436,075
                                                    -----------
                Total Convertible Corporate Bonds
                  (Cost $2,753,032)...............    2,749,799
                                                    -----------
REPURCHASE AGREEMENT -- 0.6% Cost ($452,000)
       452,000  Agreement with PNC Securities
                  Corporation, 5.600% dated
                  12/29/1995 to be repurchased at
                  $452,281 on 01/02/1996,
                  collateralized by $445,000 U.S.
                  Treasury Notes, 5.750% due
                  09/30/1997 (value $455,324).....      452,000
                                                    -----------

                                                          VALUE
             PRINCIPAL AMOUNT                           (NOTE 1)
------------------------------------------             -----------
TOTAL INVESTMENTS (COST $67,478,262)
  (NOTES 1 AND 3)..........                      98.1%  70,981,052
OTHER ASSETS AND LIABILITIES (NET)........        1.9    1,394,055
                                            ---------  -----------
NET ASSETS................................      100.0% $72,375,107
                                            ---------  -----------
                                            ---------  -----------

----------------------
** Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration to qualified institutional buyers.
 + Non-income producing security.
 # Amount is less than 0.1%.

GLOSSARY OF TERMS
                      American Depositary
ADR        --         Receipt.
                      American Depositary
ADS        --         Share.
                      Global Depositary
GDR        --         Receipt.
GDS        --         Global Depositary Share.
JPY        --         Japanese Yen.

                       See Notes to Financial Statements.

--------------------------------------------------------------------------------
   PORTFOLIO OF INVESTMENTS --(CONTINUED)

                           THE MANAGED GLOBAL ACCOUNT
                                       OF
                               SEPARATE ACCOUNT D

                               DECEMBER 31, 1995

DECEMBER 31, 1995, INDUSTRY CLASSIFICATION OF THE FUND WAS AS FOLLOWS
(UNAUDITED):

                                         % OF NET        VALUE
       INDUSTRY CLASSIFICATION            ASSETS        (NOTE 1)
-------------------------------------  -------------  ------------
LONG TERM INVESTMENTS:
Electric Machinery
  Equipment/Electronics..............          9.6%     $6,970,456
Telecommunications...................          8.4       6,073,941
Investment Companies.................          8.0       5,795,435
Banking/Financials...................          7.7       5,539,247
Financial Services...................          7.5       5,461,877
Durable Goods -- Consumer............          5.5       3,999,903
Transportation.......................          5.2       3,778,127
Oil/Gas Extraction...................          5.2       3,758,981
Computer Software....................          2.5       1,814,818
Forest Products/Paper................          2.5       1,812,802
Industrial...........................          2.4       1,707,127
Technology...........................          2.3       1,684,358
Pharmaceuticals......................          2.2       1,569,307
Metal/Metal Products.................          2.2       1,561,824
Chemicals/Allied Products............          1.8       1,311,550
Beverages............................          1.8       1,297,685
Brewery..............................          1.8       1,285,678
Insurance............................          1.8       1,266,339
Automobile Parts.....................          1.7       1,231,125
Industrial/Commercial Machinery......          1.7       1,199,031
Engineering/Construction.............          1.6       1,179,431
Metals -- Diversified................          1.4       1,006,276
Convenience Stores...................          1.3         969,492
Shoes/Leather........................          1.3         958,476
Energy...............................          1.2         897,550
Retail -- Grocery....................          1.2         882,712
Health Care Services.................          1.1         825,761
Food/Kindred Products................          1.0         722,263
Electronics -- Semiconductor.........          1.0         710,218
Entertainment........................          0.9         622,697
Textiles.............................          0.7         509,701
Nondurable Goods -- Consumer.........          0.5         345,589
Computer Industry....................          0.4         308,349
Communication........................          0.4         285,036

                                         % OF NET        VALUE
 INDUSTRY CLASSIFICATION (CONTINUED)      ASSETS        (NOTE 1)
-------------------------------------  -------------  ------------
Capital Goods........................          0.4%       $279,270
Business Services....................          0.4         249,865
Other................................          0.9         656,755
                                             -----    ------------
TOTAL LONG TERM INVESTMENTS..........         97.5      70,529,052
REPURCHASE AGREEMENT.................          0.6         452,000
                                             -----    ------------
TOTAL INVESTMENTS....................         98.1      70,981,052
OTHER ASSETS AND LIABILITIES (NET)...          1.9       1,394,055
                                             -----    ------------
NET ASSETS...........................        100.0%    $72,375,107
                                             -----
                                             -----    ------------
                                                      ------------

                                  SCHEDULE OF
                  FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS

           FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS TO SELL
       CONTRACTS TO DELIVER
----------------------------------     IN
                                    EXCHANGE                 UNREALIZED
EXPIRATION          LOCAL           FOR U.S.    VALUE IN    APPRECIATION/
   DATE            CURRENCY             $        U.S. $     (DEPRECIATION)
----------  ----------------------  ---------  -----------  -------------
03/21/1996  JPY        302,112,500  2,999,915   2,961,061     $  38,854
03/21/1996  JPY        958,387,500  9,514,420   9,393,333       121,087
03/21/1996  FRF         19,600,000  4,000,000   4,004,659        (4,659)
06/17/1996  JPY        282,690,000  3,000,000   2,803,594       196,406
                                                            -------------
Net Unrealized Appreciation of Forward Foreign Currency
  Exchange Contracts......................................    $ 351,688
                                                            -------------
                                                            -------------

GLOSSARY OF TERMS
FRF          --         French Franc
JPY        --           Japanese Yen

                       See Notes to Financial Statements.

--------------------------------------------------------------------------------
   NOTES TO FINANCIAL STATEMENTS

                           THE MANAGED GLOBAL ACCOUNT
                                       OF
                               SEPARATE ACCOUNT D


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Managed Global Account of Separate Account D (the 'Account') is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, as a non-diversified open-end investment company and meets the definition of a separate account under federal securities laws. The Account was established on April 18, 1990, by Golden American Life Insurance Company ('Golden American'), to support the operations of variable annuity contracts ('Contracts'). Golden American, a wholly-owned subsidiary of BT Variable, Inc. ('BTV'), an indirect subsidiary of Bankers Trust Company ('Bankers Trust'), is a stock life insurance company organized under the laws of the state of Delaware. Golden American is primarily engaged in the issuance of variable insurance products and is authorized to do business in the District of Columbia and in all states except New York.

Operations on the Account commenced on October 21, 1992. Golden American provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to the Account at the direction of contractholders. The assets of the Account are owned by Golden American. The portion of the Account's assets applicable to Contracts will not be chargeable with liabilities arising out of any other business Golden American may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of Golden American.

The net assets maintained in the Account provide the basis for the periodic determination of the amount of benefits under the Contracts. The net assets may not be less than the reserves and other contract liabilities with respect to the Account. Golden American has entered into a reinsurance agreement with an affiliated reinsurer to cover insurance risks under the Contracts. Golden American remains liable to the extent that the reinsurer does not meet its obligations under the reinsurance agreement.

The preparation of financial statements in accordance with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. The following is a summary of the significant accounting policies consistently followed by the Account in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles.

(A) VALUATION: Domestic and foreign portfolio securities, except as noted below, for which market quotations are readily available are stated at market value. Market value is determined on the basis of the last reported sales price in the principal market where such securities are traded or, if no sales are reported, the mean between representative bid and asked quotations obtained from a quotation reporting system or from established market makers.

Long-term debt securities, including those to be purchased under firm commitment agreements, are normally valued on the basis of quotes obtained from brokers and dealers or pricing services, which take into account appropriate factors such as institutional-size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data. Under certain circumstances, long-term debt securities having a maturity of sixty days or less may be valued at amortized cost. Short-term debt securities are valued at their amortized cost which approximates fair value. Amortized cost involves valuing a portfolio security instrument at its cost, initially, and thereafter, assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument.

Securities for which market quotations are not readily available are valued at fair value as determined in good faith by, or under the direction of the Board of Governors.

(B) DERIVATIVE FINANCIAL INSTRUMENTS: The Account may engage in various portfolio strategies, as described below, to seek to manage its exposure to equity markets and to manage fluctuations in foreign currency rates. Forward foreign currency exchange contracts to buy, writing puts and buying calls tend to increase the Account's exposure to the underlying market or currency. Forward foreign currency exchange contracts to sell, buying puts and writing calls tend to decrease the Account's exposure to the underlying market or currency. In some instances, investments in derivative financial instruments may involve, to varying degrees, elements of market risk and risks in excess of the amount recognized in the Statement of Assets and Liabilities. Losses may arise under these contracts due to the existence of an illiquid secondary market for the contracts, or if the counterparty does not perform under the contract. An additional primary risk associated with the use of certain of these contracts may be caused by an imperfect correlation between movements in the price of the derivative financial instruments and the price of the underlying securities, indices or currency.

FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS: The Account may enter into forward foreign currency exchange contracts. The Account will enter in forward foreign currency exchange contracts to hedge against fluctuations in currency exchange

--------------------------------------------------------------------------------
   NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           THE MANAGED GLOBAL ACCOUNT
                                       OF
                               SEPARATE ACCOUNT D
rates. Forward foreign currency exchange contracts are valued at the applicable forward rate, and are marked to market daily. The change in market value is recorded by the Account as an unrealized gain or loss. When a contract is closed, the Account records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. Although forward foreign currency exchange contracts limit the risk of loss due to a decline in the value of the hedged currency, they also limit any potential gain that might result should the value of the currency increase. In addition, the Account could be exposed to risks if the counterparties to the contracts are unable to meet the terms of their contracts. Open contracts at December 31, 1995 and their related unrealized appreciation (depreciation) are set forth in the Schedule of Forward Foreign Currency Exchange Contracts which accompanies the Portfolio of Investments. Realized and unrealized gain/(loss) arriving from forward foreign currency exchange contracts are included in net realized and unrealized gain/(loss) on forward foreign currency exchange contracts.

OPTIONS: The Account may engage in option transactions. When the Account writes an option, an amount equal to the premium received by the Account is reflected as an asset and an equivalent liability. The amount of the liability is subsequently marked to market on a daily basis to reflect the current value of the option written.

When a security is sold through an exercise of an option, the related premium received (or paid) is deducted from (or added to) the basis of the security sold. When an option expires (or the Account enters into a closing transaction), the Account realizes a gain or loss on the option to the extent of the premiums received or paid (or gain or loss to the premium paid or received). The Account did not write options during the year ended December 31, 1995. Realized gains arising from purchased options are included in the net realized gain/(loss) on security transactions.

(C) FOREIGN CURRENCY: Assets and liabilities denominated in foreign currencies and commitments under forward foreign currency exchange contracts are translated into U.S. dollars at the mean of the quoted bid and asked prices of such currencies against the U.S. dollar as of the close of business immediately preceding the time of valuation. Purchases and sales of portfolio securities are translated at the rates of exchange prevailing when such securities were acquired or sold. Income and expenses are translated at rates of exchange prevailing when accrued.

The Account does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain/(loss) from securities.

Reported net realized gains or losses on foreign currency transactions arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the Account's books, and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized gains and losses on other assets and liabilities denominated in foreign currencies arise from changes in the value of assets and liabilities other than investments in securities at the end of the reporting period, resulting from changes in the exchange rate.

(D) REPURCHASE AGREEMENTS: The Account may enter into repurchase agreements in accordance with guidelines approved by the Board of Governors of the Account. The Account bears a risk of loss in the event that the other party to a repurchase agreement defaults on its obligations and the Account is delayed or prevented from exercising its rights to dispose of the underlying securities received as collateral including the risk of a possible decline in the value of the underlying securities during the period while the Account seeks to exercise its rights. The Account takes possession of the collateral and reviews the value of the collateral and the creditworthiness of those banks and dealers with which the Account enters into repurchase agreements to evaluate potential risks. The market value of the underlying securities received as collateral must be at least equal to the total amount of the repurchase obligation. In the event of counterparty default, the Account has the right to use the underlying securities to offset the loss.

(E) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Investment transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date. Interest income (including amortization of premium and discount on securities) and expenses are accrued daily. Realized gains and losses from investment transactions are recorded on the identified cost basis which is the same basis used for federal income tax purposes.

(F) FEDERAL INCOME TAXES: Operations of the Account form a part of, and are taxed with, the total operations of Golden American, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of Golden American.

--------------------------------------------------------------------------------
   NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           THE MANAGED GLOBAL ACCOUNT
                                       OF
                               SEPARATE ACCOUNT D

2. FEES AND OTHER TRANSACTIONS WITH AFFILIATES

OPERATING EXPENSES: Directed Services, Inc. ('DSI'), a wholly owned subsidiary of BTV, serves as Manager to the Account pursuant to a Management Agreement. Under the Management Agreement, DSI has overall responsibility, subject to the supervision of the Board of Governors, for administrating all operations of the Account and for monitoring and evaluating the management of the assets of the Account by the Portfolio Manager. In consideration for these services, the Account pays DSI a management fee based upon the following annual percentage of the Account's average daily net assets: 0.40% of the first $500 million and 0.30% of the amount over $500 million. Warburg, Pincus Counsellors, Inc. ('Warburg') serves as the Portfolio Manager of the Account and in that capacity provides investment advisory services for the Account including asset allocation and security selection. In consideration for these services, Warburg is paid an advisory fee by the Account, payable monthly, based on the average daily net assets of the Account at an annual rate of 0.60% of the first $500 million and 0.50% on the excess thereof. For the year ended December 31, 1995, the Account incurred management and advisory fees of $293,930 and $440,770, respectively.

The Account bears the expenses of its investment management operations, including expenses associated with custody of securities, portfolio accounting, the Board of Governors, legal and auditing services, registration fees and other related operating expenses. Bankers Trust is the custodian of the assets in the Account. For the year ended December 31, 1995, the Account incurred $111,693 for custodian fees. In addition, the Account reimburses Golden American for certain organization expenses (See Note 4). At December 31, 1995, a total of $1,684 was payable to DSI and Golden American for management and reimbursement of organization expenses.

Certain officers and governors of the Account are also officers and/or directors of the Manager, Golden American, BTV and Bankers Trust.

MORTALITY AND EXPENSE RISK CHARGES: Golden American assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account at annual rates of 0.80%, 0.90%, 1.25%, 1.10%, 1.25% and 1.40% of the assets attributable to DVA 80, DVA 100, DVA Series 100, DVA Plus-Standard, DVA Plus-Annual Ratchet and DVA Plus-7% Solution, respectively, to cover these risks. Golden American did not deduct mortality and expense risk charges and asset based administrative charges from the DVA Plus Contract assets until November 1995, upon which it received exemptive relief from the Securities and Exchange Commission.

ASSET BASED ADMINISTRATIVE CHARGE: To compensate Golden American for the administrative expenses under the Contracts, a daily charge at an annual rate of 0.10% is deducted from assets attributable to the DVA 100 and DVA Series 100 Contracts. A daily charge of 0.15% is deducted from the assets attributable to DVA Plus Contracts.

OTHER CONTRACT CHARGES: An administrative fee of $40 per Contract year is deducted from the accumulation value of certain DVA 80 and DVA 100 Contracts. Under DVA Plus Contracts issued subsequent to September of 1995, an excess allocation charge of $25 per allocation may be imposed by Golden American after the twelfth allocation change in a contract year. Under DVA 80, DVA 100 and DVA Series 100 Contracts ('Previous Contracts'), a partial withdrawal charge of the lower of 2% of the withdrawal or $25 is deducted from the accumulation for each additional partial withdrawal in a Contract year. In addition, under the Previous Contracts, there is an excess allocation charge of $25 for each allocation change between divisions in excess of the five free changes allowed per contract year.

DEFERRED SALES LOAD: Under contracts offered prior to October of 1995, a sales load of up to 6.50% was applicable to each premium payment for sales related expenses as specified in the Contracts. For DVA Series 100 Contracts, the sales load is deducted in equal annual installments over the period the Contract is in force, not to exceed 10 years. For DVA 80 and DVA 100 Contracts, although the sales load is chargeable to each premium when it is received by Golden American, the amount of such charge is initially advanced by Golden American to Contractowners and included in the accumulation value and then deducted in equal installments on each Contract processing date over a period of six years. For the year ended December 31, 1995, contract sales loads of $1,124,480 initially advanced by Golden American to the Account were deducted from contractowners' accumulation value. Upon surrender of the Contract, the unamortized deferred sales load is deducted from the accumulation value by Golden American. In addition, when partial withdrawal limits are exceeded, a portion of the unamortized deferred sales load is deducted.

CONTINGENT DEFERRED SALES CHARGE: Under DVA Plus Contracts issued subsequent to September of 1995, a contingent deferred sales charge ('Surrender Charges') is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken during the seven year period from the date a premium payment is received. The Surrender Charges are imposed at a rate of 7% of the premium payment during the first two complete years after purchase declining to 6%, 5%, 4%, 3%, and 1% after the second, third, fourth, fifth and sixth complete years, respectively. For the year ended December 31, 1995, Golden American collected Surrender Charges in the amount of $15.

--------------------------------------------------------------------------------
   NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           THE MANAGED GLOBAL ACCOUNT
                                       OF
                               SEPARATE ACCOUNT D

The net assets retained in the Account by Golden American in the accompanying financial statements represent the unamortized deferred sales load, surrender charges and premium taxes advanced by Golden American reduced to conform with the Commissioner's Annuity Reserve Valuation Methodology ('CARVM') noted above.

Net Assets Retained in the Account by Golden American are as follows:

                                                                                             YEAR          YEAR
                                                                                            ENDED         ENDED
                                                                                           12/31/95      12/31/94
                                                                                         ------------  ------------
Balance at beginning of year...........................................................  $  4,533,964  $  4,668,658
Sales load advanced and additions to surrender charges.................................       379,811     1,338,526
Premium tax advanced...................................................................         2,628         6,823
Net transfer (to) from Separate Account B, Fixed Account and Golden American...........      (899,808)     (427,829)
Amortization of deferred sales load, surrender charges and premium tax.................    (1,141,201)   (1,052,214)
                                                                                         ------------  ------------
                                                                                         $  2,875,394  $  4,533,964
                                                                                         ------------  ------------
                                                                                         ------------  ------------

PREMIUM TAXES: Premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depend on the annuitant's state of residence and currently ranges up to 3.5% of premiums. Premium taxes are generally incurred on the annuity commencement date and a charge for such premium taxes is then deducted from the accumulation value on such date. However, some jurisdictions impose a premium tax at the time the initial and additional premiums are paid, regardless of the annuity commencement date. In those states, Golden American advances the amount of the charge for premium taxes to Contractowners and then deducts it from the accumulation value in equal installments on each contract processing date over a six year period. Golden American is currently waiving the deduction of the applicable installments of the charge for premium taxes previously advanced by Golden American to Contractowners. Golden American reserves the right to deduct the total amount of the charge for premium taxes previously waived and unrecovered on the annuity commencement date or upon surrender of the Contract.

EXPENSE LIMITATION: The Account and DSI entered into an agreement to limit the ordinary operating expenses of the Account, excluding, among other things, mortality and expense risk charges, asset based administrative charges, interest expense, and other contractual charges, through December 31, 1995, so that such expenses do not exceed on an annual basis 1.25% of the first $500 million of the average daily net assets and 1.05% of the excess over $500 million. For the year ended December 31, 1995, $63,386 was reimbursed by DSI to the Account pursuant to this limitation. Such agreement existed under the same terms for the year ended December 31, 1994.

DSI, a registered broker/dealer, acts as the distributor and principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the Contracts issued through the Account. For the years ended December 31, 1995 and December 31, 1994, fees paid by Golden American to DSI in connection with sales of the contracts aggregated approximately $446,000 and $1,343,000, respectively.

3. PURCHASES AND SALES OF SECURITIES

Purchases and sales of investment securities, excluding short-term securities, during the year ended December 31, 1995, were $30,992,571 and $4,817,671, respectively.

At December 31, 1995, aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost and aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value were $8,320,461 and $4,817,671, respectively.

For the year ended December 31, 1995, the portfolio turnover rate was 44%.

4. ORGANIZATION COSTS

The initial organizational expenses of the Account of approximately $150,000 were paid by Golden American. The Account reimburses Golden American monthly for such expenses ratably over a period of sixty months from the date of the Account's commencement of operations. At December 31, 1995, the unamortized balance of such expenses was $75,090. It is Golden American's intention not to seek reimbursement for any unpaid amounts should the account cease operations.

--------------------------------------------------------------------------------
   NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           THE MANAGED GLOBAL ACCOUNT
                                       OF
                               SEPARATE ACCOUNT D

5. INCREASE/(DECREASE) IN ACCUMULATION UNITS

                                                                                            FOR THE YEARS ENDED
                                                                                                DECEMBER 31,
                                                                                         --------------------------
                                                                                             1995          1994
                                                                                         ------------  ------------
DVA 100
  Units purchased......................................................................       409,418     2,267,150
  Units redeemed.......................................................................    (2,561,328)   (1,161,000)
                                                                                         ------------  ------------
       Net Increase/(Decrease).........................................................    (2,151,910)    1,106,150
Units at the beginning of the period...................................................     9,225,615     8,119,465
                                                                                         ------------  ------------
Units at the end of the period.........................................................     7,073,705     9,225,615
                                                                                         ------------  ------------
                                                                                         ------------  ------------
DVA 80
  Units purchased......................................................................        66,593       154,827
  Units redeemed.......................................................................      (164,429)     (147,275)
                                                                                         ------------  ------------
       Net Increase/(Decrease).........................................................       (97,836)        7,552
Units at the beginning of the period...................................................       205,564       198,012
                                                                                         ------------  ------------
Units at the end of the period.........................................................       107,728       205,564
                                                                                         ------------  ------------
                                                                                         ------------  ------------
DVA Series 100
  Units purchased......................................................................        27,026        55,550
  Units redeemed.......................................................................       (39,838)      (51,428)
                                                                                         ------------  ------------
       Net Increase/(Decrease).........................................................       (12,812)        4,124
Units at the beginning of the period...................................................        69,795        65,671
                                                                                         ------------  ------------
Units at the end of the period.........................................................        56,983        69,795
                                                                                         ------------  ------------
                                                                                         ------------  ------------

                                                                                            PERIOD
                                                                                            ENDED
                                                                                          12/31/95*
                                                                                         ------------
DVA Plus -- Standard
  Units purchased......................................................................        43,964
  Units redeemed.......................................................................       (17,239)
                                                                                         ------------
       Net Increase....................................................................        26,725
Units at the beginning of the period...................................................             0
                                                                                         ------------
Units at the end of the period.........................................................        26,725
                                                                                         ------------
                                                                                         ------------
DVA Plus -- Annual Ratchet
  Units purchased......................................................................        29,267
  Units redeemed.......................................................................        (1,811)
                                                                                         ------------
       Net Increase....................................................................        27,456
Units at the beginning of the period...................................................             0
                                                                                         ------------
Units at the end of the period.........................................................        27,456
                                                                                         ------------
                                                                                         ------------
DVA Plus -- 7% Solution
  Units purchased......................................................................       209,355
  Units redeemed.......................................................................          (345)
                                                                                         ------------
       Net Increase....................................................................       209,010
Units at the beginning of the period...................................................             0
                                                                                         ------------
Units at the end of the period.........................................................       209,010
                                                                                         ------------
                                                                                         ------------

------------------
* The DVA Plus -- Standard, Annual Ratchet and 7% Solution units were offered for sale commencing October 2, 1995.

--------------------------------------------------------------------------------
   NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           THE MANAGED GLOBAL ACCOUNT
                                       OF
                               SEPARATE ACCOUNT D

6. SUBSEQUENT EVENT

On August 13, 1996, under the terms of a stock purchase agreement, Equitable of Iowa Companies acquired all of the interest in BTV from Whitewood Properties Corp., a subsidiary of Bankers Trust Company. DSI and Golden American are wholly owned subsidiaries of BTV.

In addition at a special meeting held on August 8, 1996, the contractholders approved the reorganization of the Account from a separate account of Golden American register as a management investment company toa newly created division (the "Division") of Separate Account B, an existing separate account of Golden American which is registered as a unit investment trust. On the date of reorganization, which is anticipated to be September 3, 1996, the Account will transfer all of its assets to the Division. The Division will simultaneously exchange these assets to the Managed Global Series of the The GCG Trust in consideration for shares of the Series. The Managed Global Series is a newly created Series of The GCG Trust. Ths GCG Trust is and existing open-end management investment company registered under the Investment Company Act of 1940.

If this reorganization, described above, had taken place on December 31, 1995, the unit values and net assets of the Division would have been the same as reflected in the Account's financial statements contained herein.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Contractowners and Board of Governors
The Managed Global Account of Separate Account D

     We have audited the accompanying statement of assets and liabilities of The Managed Global Account of Separate Account D, including the portfolio of investments, as of December 31, 1995, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and the financial highlights for each of periods indicated therein. These financial statements and financial highlights are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included verification by examination of securities held by the custodian as of December 31, 1995 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of The Managed Global Account of Separate Account D at December 31, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the indicated periods in conformity with generally accepted accounting principles.


                                              /s/ ERNST & YOUNG LLP


New York, New York
February 9, 1996
except for Note 6, as to which the date is August 27, 1996

APPENDIX:  DESCRIPTION OF BOND RATINGS

Excerpts from Moody's Investors Service, Inc. ("Moody's) description of its bond ratings:

     Aaa: Judged to be the best quality; they carry the smallest degree of investment risk.

     Aa: Judged to be of high quality by all standards; together with the Aaa group, they comprise what are generally known as high grade bonds.

     A:   Possess many favorable investment attributes and are to be considered as "upper medium grade obligations."

     Baa: Considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured; interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time.

     Ba: Judged to have speculative elements; their future cannot be considered as well assured.

     B:   Generally lack characteristics of the desirable investment.

     Caa: Are of poor standing; such issues may be in default or there may be present elements of danger with respect to principal or interest.

     Ca:  Speculative in a high degree; often in default.

     C:   Lowest rate class of bonds; regarded as having extremely poor prospects.

Moody's also applies numerical indicators 1, 2 and 3 to rating categories. The modifier 1 indicates that the security is in the higher end of its rating category; 2 indicates a mid-range ranking; and 3 indicates a ranking toward the lower end of the category.

Excerpts from Standard & Poor's Rating Group ("Standard & Poor's") description of its bond ratings:

     AAA: Highest grade obligations; capacity to pay interest and repay principal is extremely strong.

     AA: Also qualify as high grade obligations; a very strong capacity to pay interest and repay principal and differs from AAA issues only in small degree.

     A:   Regarded as upper medium grade; they have a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

     BBB: Regarded as having an adequate capacity to pay interest and repay principal; whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity than in higher rated categories -- this group is the lowest which qualifies for commercial bank investment.

     BB, B,
     CCC,
     CC: Predominantly speculative with respect to capacity to pay interest and repay principal in accordance with terms of the obligation: BB indicates the lowest degree of speculation and CC the highest.

Standard & Poor's applies indicators "+," no character, and "-" to its rating categories. The indicators show relative standing within the major rating categories.

                      PART C -- OTHER INFORMATION

ITEM 24: FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

(a)   (1)   All financial statements are included in either the Prospectuses or the Statements of Additional Information, as indicated therein.
      (2)   Schedules I, III, IV follow:

                                SCHEDULE I
                          SUMMARY OF INVESTMENTS
                  OTHER THAN INVESTMENTS IN RELATED PARTIES
                           (Dollars in thousands)


                                                                       Balance
                                                                         Sheet
December 31, 1996                           Cost 1         Value        Amount
_______________________________________________________________________________
TYPE OF INVESTMENT
Fixed maturities, available for sale:
  Bonds:
    United States Government and govern-
      mental agencies and authorities      $73,984       $73,857       $73,857
    Public utilities                        35,893        36,048        36,048
    Investment grade corporate             134,487       134,607       134,607
    Below investment grade corporate        25,921        26,114        26,114
    Mortgage-backed securities               4,868         4,937         4,937
                                        ___________   ___________   ___________
Total fixed maturities, available
  for sale                                 275,153       275,563       275,563

Equity securities:
  Common stocks:  industrial, miscel-
    laneous and all other                       36            33            33

Mortgage loans on real estate               31,459                      31,459
Policy loans                                 4,634                       4,634
Short-term investments                      12,631                      12,631
                                        ___________                 ___________
Total investments                         $323,913                    $324,320
                                        ===========                 ===========

Note 1: Cost is defined as original cost for stocks and other invested assets, amortized cost for bonds and unpaid principal for policy loans and mortgage loans on real estate, adjusted for amortization of premiums and accrual of discounts.


















                                SCHEDULE III
                     SUPPLEMENTARY INSURANCE INFORMATION
                           (Dollars in thousands)

          Column              Column      Column     Column   Column    Column
             A                  B           C          D         E         F
________________________________________________________________________________
                                            Future
                                            Policy              Other
                                  De-    Benefits,             Policy
                               ferred      Losses,             Claims    Insur-
                               Policy       Claims      Un-       and      ance
                               Acqui-          and   earned     Bene-  Premiums
                               sition         Loss  Revenue      fits       and
Segment                         Costs     Expenses  Reserve   Payable   Charges
________________________________________________________________________________
                                              POST-ACQUISITION
________________________________________________________________________________
Period August 14, 1996
 through December 31, 1996:
Life insurance                $11,469     $285,287   $2,063        --    $8,768

                                              PRE-ACQUISITION
________________________________________________________________________________
Period January 1, 1996
 through August 13, 1996:
Life insurance                 85,265      176,914    8,826        --    12,259

Year ended December 31, 1995:
Life insurance                 67,314       33,673    6,556        --    18,388

Year ended December 31, 1994:
Life insurance                 60,662        1,051    1,759        --    17,519























                                SCHEDULE III
                  SUPPLEMENTARY INSURANCE INFORMATION - CONTINUED
                           (Dollars in thousands)

          Column              Column      Column     Column   Column    Column
             A                  G           H          I         J         K
________________________________________________________________________________

                                                    Amorti-
                                          Benefits   zation
                                           Claims,       of
                                            Losses  Deferred
                                  Net          and   Policy     Other
                              Invest-      Settle-   Acqui-    Opera-
                                 ment         ment   sition      ting  Premiums
Segment                        Income     Expenses    Costs  Expenses   Written
________________________________________________________________________________
                                              POST-ACQUISITION
________________________________________________________________________________
Period August 14, 1996
 through December 31, 1996:
Life insurance                 $5,795       $7,003     $244    $8,066        --

                                              PRE-ACQUISITION
________________________________________________________________________________
Period January 1, 1996
 through August 13, 1996:
Life insurance                  4,990        5,270    2,436     8,847        --

Year ended December 31, 1995:
Life insurance                  2,818        3,146    2,710    13,333        --

Year ended December 31, 1994:
Life insurance                    560           35    4,608     9,317        --






















                                 SCHEDULE IV
                                 REINSURANCE
              GOLDEN AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARY

Column A               Column B     Column C  Column D     Column E   Column F
_______________________________________________________________________________
                                                                     Percentage
                                    Ceded to   Assumed               of Amount
                          Gross        Other  from Other        Net    Assumed
                         Amount    Companies  Companies      Amount     to Net
_______________________________________________________________________________
 At December 31, 1996:
 Life insurance in
  force             $86,192,000  $58,368,000        --  $27,824,000         --
                    ============ ============ ========= ============ ==========
 At December 31, 1995:
 Life insurance in
  force             $38,383,000  $24,709,000        --  $13,674,000         --
                    ============ ============ ========= ============ ==========
 At December 31, 1994:
 Life insurance in
  force             $30,227,000  $23,061,000        --   $7,166,000         --
                    ============ ============ ========= ============ ==========






EXHIBITS

(b) (1) Resolution of the board of directors of Depositor authorizing the establishment of the Registrant (1)

    (3)  (a)  Form of Distribution Agreement between the Depositor and
               Directed Services, Inc. (1)
         (b)  Form of Dealers Agreement (1)
         (c)  Organizational Agreement (1)
         (d)  (i)    Addendum to Organizational Agreement (1)
              (ii)   Expense Reimbursement Agreement (1)
         (e)  Form of Assignment Agreement for Organizational Agreement (1)

    (4)  (a)  Individual Deferred Combination Variable and Fixed Annuity
                Contract (1)
         (b)  Group Deferred Combination Variable and Fixed
                Annuity Contract (1)
         (c)  Individual Deferred Variable Annuity Contract (1)
         (d)  Individual Retirement Annuity Rider Page (1)

    (5)  (a)  Individual Deferred Combination Variable and Fixed Annuity
               Application (1)
         (b) Group Deferred Combination Variable and Fixed Annuity Enrollment Form (1)
         (c)  Individual Deferred Variable Annuity Application (1)

(6)  (a)  (i) Articles of Incorporation of Golden American Life Insurance
                   Company (1)
             (ii) Certificate of Amendment of the Restated Articles of
                     Incorporation of Golden American Life Insurance Company (1)
            (iii) Certificate of Amendment of the Restated Articles of
                     Incorporation of MB Variable Life Insurance Company (1)
             (iv) Certificate of Amendment of the Restated Articles of
                     Incorporation of Golden American Life Insurance Company
                      (12/28/93) (1)
         (b)  (i) By-Laws of Golden American Life Insurance Company (1)
             (ii) By-Laws of Golden American Life Insurance Company, as
                     amended (1)
            (iii) Certificate of Amendment of the By-Laws of MB Variable Life
                     Insurance Company, as amended (1)
             (iv) By-Laws of Golden American, as amended (12/21/93) (1)
         (c)  Resolution of Board of Directors for Powers of Attorney (1)
         (d)  Powers of Attorney

    (7)  Not applicable

    (9)  Opinion of Myles R. Tashman (1)

    (10) (a)  Consent of Sutherland, Asbill & Brennan, LLP (1)
         (b)  Consent of Ernst & Young LLP, Independent Auditors (1)
         (c)  Consent of Myles R. Tashman (1)

    (11) Not applicable

    (12) Not applicable

    (13) Schedule of Performance Data (1)

(1) TO BE FILED BY AMENDMENT

ITEM 25:  DIRECTORS AND OFFICERS OF THE DEPOSITOR

                             Principal                 Position(s)
Name                      Business Address             with Depositor

Terry L. Kendall         Golden American Life Ins. Co. Director, President and
                         1001 Jefferson Street         Chief Executive Officer
                         Wilmington, DE  19801

Fred S. Hubbell          Equitable of Iowa Companies   Director and
                         604 Locust Street             Chairman
                         Des Moines, IA  50309

Lawrence V. Durland      Equitable of Iowa Companies   Director
                         604 Locust Street
                         Des Moines, IA  50309

Paul E. Larson           Equitable of Iowa Companies   Director, Executive
                         604 Locust Street             Vice President, Chief
                         Des Moines, IA  50309         Financial Officer and
                                                       Assistant Secretary

Thomas L. May            Equitable of Iowa Companies   Director
                         604 Locust Street
                         Des Moines, IA  50309

John A. Merriman         Equitable of Iowa Companies   Director and Assistant
                         604 Locust Street             Secretary
                         Des Moines, IA  50309

Beth B. Neppl            Equitable of Iowa Companies   Director and
                         604 Locust Street             Vice President
                         Des Moines, IA  50309

Paul R. Schlaack         Equitable Investment          Director
                         Services, Inc.
                         604 Locust Street
                         Des Moines, IA  50309

Jerome L. Sychowski      Equitable of Iowa Companies   Director
                         604 Locust Street
                         Des Moines, IA  50309

Barnett Chernow          Golden American Life Ins. Co. Executive Vice
                         1001 Jefferson Street         President
                         Wilmington, DE  19801

Myles R. Tashman         Golden American Life Ins. Co. Executive Vice
                         1001 Jefferson Street         President
                         Wilmington, DE  19801         and Secretary

Stephen J. Preston       Golden American Life Ins. Co. Senior Vice President
                         1001 Jefferson Street,        and Chief Actuary
                         Wilmington, DE  19801

David  L. Jacobson       Golden American Life Ins. Co. Senior Vice
                         1001 Jefferson Street         President
                         Wilmington, DE  19801

David A. Terwilliger     Equitable of Iowa Companies   Vice President,
                         604 Locust Street             Controller, Assistant
                         Des Moines, IA  50309         Secretary and
                                                       Assistant Treasurer

Dennis D. Hargens        Equitable of Iowa Companies   Treasurer
                         604 Locust Street
                         Des Moines, IA  50309

Lawrence W. Porter, M.D. Equitable of Iowa Companies   Medical Director
                         604 Locust Street
                         Des Moines, IA  50309

ITEM 26: PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Depositor owns 100% of the stock of a newly formed New York company, First Golden American Life Insurance Company of New York ("First Golden"). The primary purpose for the formation of First Golden is to offer variable products in the state of New York.

The following persons control or are under common control with the Depositor:

DIRECTED SERVICES, INC. ("DSI") - This corporation is a general business corporation organized under the laws of the State of New York, and is wholly owned by Equitable of Iowa Companies. The primary purpose of DSI is to act as a broker-dealer in securities. It acts as the principal underwriter and distributor of variable insurance products including variable annuities as required by the SEC. The contracts are issued by the Depositor. DSI also has the power to carry on a general financial, securities, distribution, advisory or investment advisory business; to act as a general agent or broker for insurance companies and to render advisory, managerial, research and consulting services for maintaining and improving managerial efficiency and operation. DSI is also registered with the SEC as an investment adviser.

As of December 31, 1996, the subsidiaries of Equitable of Iowa Companies are as follows:
                 Equitable Life Insurance Company of Iowa
                 USG Annuity & Life Company
                 Equitable American Life Insurance
                 Equitable of Iowa Securities Network, Inc.
                 Equitable Investment Services, Inc.
                 Locust Street Securities, Inc.
                 Golden American Life Insurance Company
                    First Golden American Life Insurance Company of
                         New York
                 Directed Services, Inc.


Item 27:  Number of Contract Owners

_______ as of _____________, 1997 [TO BE FILED BY AMENDMENT]

ITEM 28: INDEMNIFICATION

Golden American shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of Golden American as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

Golden American may also, to the extent permitted by law, indemnify any other person who is or was serving Golden American in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

Golden American may purchase and maintain insurance on behalf of any such person or persons to be indemnified under the provision in the above paragraphs, against any such liability to the extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 29: PRINCIPAL UNDERWRITER


(a) At present, Directed Services, Inc., the Registrant's Distributor, also serves as principal underwriter for all contracts issued by Golden American. DSI is the principal underwriter for Separate Account A, Separate Account B and Alger Separate Account A of Golden American.

(b) The following information is furnished with respect to the principal officers and directors of Directed Services, Inc., the Registrant's
Distributor:

Name and Principal          Positions and Offices     Positions and Offices
Business Address            with Underwriter          with Registrant
------------------          ---------------------     ---------------------
Terry L. Kendall            Director and Chief        President of
Directed Services, Inc.     Executive Officer         Board of Governors
1001 Jefferson Street                                 Chief Executive Officer
Wilmington, DE  19801

Fred S. Hubbell             Director and Chairman     Chairman
Equitable of Iowa Companies
604 Locust Street
Des Moines, IA  50309

Lawrence V. Durland         Director                  Director
Equitable of Iowa Companies
604 Locust Street
Des Moines, IA  50309

Paul E. Larson              Director                  Executive Vice President,
Equitable of Iowa Companies                           Chief Financial Officer
604 Locust Street                                     and Assistant Secretary
Des Moines, IA  50309

Thomas L. May               Director                  Director
Equitable of Iowa Companies
604 Locust Street
Des Moines, IA  50309

John A. Merriman            Director and              Director and
Equitable of Iowa           Assistant Secretary       Assistant Secretary
Companies
604 Locust Street
Des Moines, IA  50309

Beth B. Neppl               Director                  Director
Equitable of Iowa Companies
604 Locust Street
Des Moines, IA  50309

Paul R. Schlaack            Director                  Director
Equitable Investment
    Services, Inc.
604 Locust Street
Des Moines, IA  50309

Jerome L. Sychowski         Director                  Director and Senior
Equitable of Iowa Companies                           Vice President - Chief
604 Locust Street                                     Information Officer
Des Moines, IA  50309

Barnett Chernow             Executive Vice President  Executive Vice President
Directed Services, Inc.
1001 Jefferson Street
Wilmington, DE  19801

Myles R. Tashman            Executive Vice President  Executive Vice President
Directed Services, Inc.     and Secretary             and Secretary
1001 Jefferson Street
Wilmington, DE  19801

Stephen J. Preston          Senior Vice President     Senior Vice President
Directed Services, Inc.
1001 Jefferson Street
Wilmington, DE  19801

David A. Terwilliger        Vice President and        Vice President,
Equitable of Iowa           Controller                Controller, Assistant
Companies                                             Treasurer and Assistant
604 Locust Street                                     Secretary
Des Moines, IA  50309

Dennis D. Hargens           Assistant Treasurer       Treasurer
Equitable of Iowa Companies
604 Locust Street
Des Moines, IA  50309

Susan K. Wheat              Treasurer                 None
Equitable of Iowa Companies
604 Locust Street
Des Moines, IA  50309

(c)
                     1996 Net
      Name of      Underwriting     Compensation
     Principal     Discounts and         on         Brokerage
    Underwriter    Commissions       Redemption    Commissions    Compensation
    -----------    -----------       ----------    -----------    ------------
       DSI         $27,064,887           $0            $0              $0

ITEM 30: LOCATION OF ACCOUNTS AND RECORDS

Accounts and records are maintained by Golden American Life Insurance Company at 1001 Jefferson Street, Suite 400, Wilmington, DE 19801.

ITEM 31: MANAGEMENT SERVICES

None.

ITEM 32: UNDERTAKINGS

(a) N/A;

(b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and,

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

REPRESENTATION

1. The account meets definition of a "separate account" under federal securities laws.

2. Golden American Life Insurance Company hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                             SIGNATURES
As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Wilmington, and State of Delaware, on the 4th day of June, 1997.

                                     SEPARATE ACCOUNT B
                                      (Registrant)

                                By:  GOLDEN AMERICAN LIFE
                                     INSURANCE COMPANY
                                     (Depositor)

                                By:
                                     --------------------
                                     Terry L. Kendall*
                                     President and
                                     Chief Executive Officer
Attest:  /s/ Marilyn Talman
        ------------------------
         Marilyn Talman
         Vice President, Associate General Counsel
              and Assistant Secretary of Depositor

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on June 4, 1997.

Signature                          Title

                              President, Director
--------------------          and Chief  Executive
Terry L. Kendall*             Officer of Depositor


                              Executive Vice President,
--------------------            Director, Chief Financial
Paul E. Larson*               Officer and Assistant Secretary


                     DIRECTORS OF DEPOSITOR

----------------------         -----------------------
Fred S. Hubbell*               Lawrence V. Durland*


----------------------         -----------------------
Thomas L. May*                 John A. Merriman*


----------------------         -----------------------
Beth B. Neppl*                 Paul R. Schlaack*


----------------------
Jerome L. Sychowski*

       By:  /s/ Marilyn Talman     Attorney-in-Fact
           -----------------------
           Marilyn Talman
_______________________
*Executed by Marilyn Talman on behalf of those indicated pursuant to Power of Attorney.

                                  EHIBIT INDEX

ITEM   EXHIBIT                                               PAGE #

6(d)   Powers of Attorney. . . . . . . . . . . . . . . . .